Form 1
Page 1
Execution Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY):

OFFICIAL USE ONLY

FILE

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: ISE Mercury, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 60 Broad Street
   New York, NY 1000[illegible]
3. Provide the applicant's mailing address (if different): n/a

16000265

SEC
Mail Processing
Section
JAN 08 2016
Washington DC
404

4. Provide the applicant's business telephone and facsimile number:
   212-943-2400 (Telephone) 212-509-3955 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Laura Clare (Name) Associate General Counsel (Title) 212-897-0294 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Michael Simon
   60 Broad Street
   New York, NY 10004
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 1/13/2014 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 01/07/2016 (MM/DD/YY)
ISE Mercury, LLC (Name of applicant)

By: [signature] (Signature)
Michael Simon, Secretary and General Counsel (Printed Name and Title)

Subscribed and sworn before me this 7th day of January (Month) 2016 (Year) by Joseph Ferraro (Notary Public)

My Commission expires 1/16/19 County of NY, NY State of

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

JOSEPH W FERRARO
Notary Public - State of New York
NO. 02FE6082165
Qualified in New York County
My Commission Expires

ISE MERCURY, LLC
60 Broad Street
New York, NY 10004

January 7, 2016

Via FedEX

Mr. John Roeser
Associate Director
Securities and Exchange Commission
Division of Trading and Markets
100 F Street N.E.
Washington, DC 20549

Re: ISE Mercury, LLC Form 1

Dear Mr. Roeser,

Enclosed please find an original and two copies of the amended Form 1 application seeking national securities exchange registration for ISE Mercury, LLC.

Please call me with any questions or comments at (212) 897-0230.

Sincerely,

Michael J. Simon
General Counsel, Secretary and Chief Regulatory Officer

Enclosures

ISE Mercury, LLC

Form 1 Application and Exhibits

Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

ISE Mercury, LLC ("ISE Mercury" or the "Exchange") is applying to register as a national securities exchange pursuant to Section 6(a) of the Securities Exchange Act of 1934. The following materials are submitted in response to this Exhibit A:

1. Certificate of Formation of ISE Mercury, LLC

2. Constitution of ISE Mercury, LLC

3. LLC Agreement of ISE Mercury, LLC

Exhibit B

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Response:

1. Rules of ISE Mercury, LLC

2. Pilot Programs Proposed by ISE Mercury, LLC

   PIM Pilot:

   Proposed Supplementary Material .03 to Rule 723 states that the Exchange will operate a pilot program whereby there will be no minimum size requirements for orders to be eligible for the Price Improvement Mechanism ("PIM") (this program, the "Pilot Program"). This Pilot Program will expire on July 18, 2016 ("Pilot Period"). During the Pilot Period, the Exchange will submit certain data, periodically as required by the Commission, to provide supporting evidence that, among other things, there is meaningful competition for all size orders within the PIM, that there is significant price improvement for all orders executed through the PIM, and that there is an active and liquid market functioning on the Exchange outside of the PIM. Any raw data which is submitted to the Commission will be provided on a confidential basis. Capitalized terms used herein, but not defined shall have the meanings set forth in ISE Mercury Rules.

   The Exchange will provide the following monthly data related to the PIM Pilot Period: (1) The number of orders of fewer than 50 contracts entered into the PIM; (2) The percentage of all orders of fewer than 50 contracts sent to the Exchange that are entered into the Exchange's PIM; (3) The percentage of all the Exchange trades represented by orders of fewer than 50 contracts; (4) The percentage of all the Exchange trades effected through the PIM represented by orders of fewer than 50 contracts; (5) The percentage of all contracts traded on the Exchange represented by orders of fewer than 50 contracts; (6) The percentage of all contracts effected through the PIM represented by orders of fewer than 50 contracts; (7) The spread in the option, at the time an order of fewer than 50 contracts is submitted to the PIM; (8) Of PIM trades, the percentage done at the NBBO plus $.01, plus $.02, plus $.03, *etc.*; (9) The number of orders submitted by EAMs when the spread was $.05, $.10, $.15, etc. For each spread, specify the percentage of contracts in orders of fewer than 50 contracts submitted to the Exchange's PIM that were traded by: (a) The EAM that submitted the order to the PIM; (b) The Exchange Market Makers assigned to the class; (c) other Exchange members; (d) Public Customer Orders; and (e) unrelated orders (orders in standard increments entered during PIM); (10) The number of times that a market or marketable limit order in the same series on the same side of the market as the Agency Order prematurely ended the PIM auction, and the number of times such orders were entered by the same (or affiliated) firm that initiated the PIM that was terminated; (11) The percentage of PIM early terminations due to the receipt of a market or marketable limit order in the same series on the same side of the market that occurred within a 1/2 second of the start of the PIM auction; the percentage that occurred within one second of the start of the PIM auction; the percentage that occurred within one and 1/2 second of the start of the PIM auction; the percentage that occurred within 2 seconds of the start of the PIM auction; the percentage that occurred within 2 and 1/2 seconds of the PIM auction; and the average amount of price improvement provided to the Agency Order where the PIM is terminated early at each of these time periods; (12) The number of times that a market or marketable limit order in the same series on the opposite side of the market as the Agency Order prematurely ended the PIM auction and at what time the unrelated order ended the PIM auction, and the number of times such orders were entered by the same (or affiliated) firm that initiated the PIM that was terminated; (13) The percentage of PIM early terminations due to the receipt of a market or marketable limit order in the same series on the opposite side of the market that occurred within a 1/2 second of the start of the PIM auction; the percentage that occurred within one second of the start of the PIM auction; the percentage that occurred within one and 1/2 second of the start of the PIM auction; the percentage that occurred within 2 seconds of the start of the PIM auction; the percentage that occurred within 2 and 1/2 seconds of the PIM auction; and the average amount of price improvement provided to the Agency Order where the PIM is terminated early at each of these time periods; (14) The number of times that a nonmarketable limit order in the same series on the same side of the market as the Agency Order that would cause the price of the Crossing Transaction to be outside of the best bid or offer on the Exchange prematurely ended the PIM auction and at what time the unrelated order ended the PIM auction, and the number of times such orders were entered by the same (or affiliated) firm that initiated the PIM that was terminated; (15) The percentage of PIM early terminations due to the receipt of a market or marketable limit order in the same series on the same side of the market as the Agency Order that would cause the price of the Crossing Transaction to be outside of the best bid or offer on the Exchange that occurred within a 1/2 second of the start of the PIM auction;

the percentage that occurred within one second of the start of the PIM auction; the percentage that occurred within one and 1/2 second of the start of the PIM auction; the percentage that occurred within 2 seconds of the start of the PIM auction; the percentage that occurred within 2 and 1/2 seconds of the PIM auction; and the average amount of price improvement provided to the Agency Order where the PIM is terminated early at each of these time periods; (16) The average amount of price improvement provided to the Agency Order when the PIM auction is not terminated early (*i.e.*, runs the full three seconds); (17)The percentage of trades in which the entering member submitted a step-up instruction with a limit price and the percentage submitted without a limit price; (18) the average amount of price improvement provided to orders when the entering member designated a step-up limit and the average amount of price improvement provided to orders when the entering member submitted a step-up instruction without a limit versus the average versus the average amount of price improvement provided to orders when the entering member did not choose to use the step-up feature; (19) The number of orders of 50 contracts or greater entered into the PIM auction; (20) The percentage of all orders of 50 contracts or greater sent to the Exchange that are entered into the Exchange's PIM auction; (21) The spread in the option, at the time an order of 50 contracts or greater is submitted to the PIM auction; (22) Of PIM trades for orders of fewer than 50 contracts, the percentage done at the NBBO, NBBO plus $.01, plus $.02, plus $.03, etc.; (23) Of PIM trades for orders of 50 contracts or greater, the percentage done at the NBBO, NBBO plus $.01, plus $.02, plus $.03, etc.; (24) The number of orders submitted by EAMs when the spread was $.05, $.10, $.15, etc. For each spread, specify the percentage of contracts in orders of 50 contracts or greater submitted to the Exchange's PIM that were traded by: (a) the EAM that submitted the order to the PIM; (b) the Exchange Market Makers assigned to the class; (c) other Exchange members; (d) Public Customer Orders; and (e) unrelated orders (orders in standard increments entered during PIM); (25) For the first Wednesday of each month: (a) the total number of PIM auctions on that date; (b) the number of PIM auctions where the order submitted to the PIM was fewer than 50 contracts; (c) the number of PIM auctions where the order submitted to the PIM was 50 contracts or greater; (d) the number of PIM auctions (for orders of fewer than 50 contracts) with 0 participants (excluding the Initiating Member), 1 participant (excluding the Initiating Member), 2 participants (excluding the Initiating Member), 3 participants (excluding the Initiating Member), 4 participants (excluding the Initiating Member), etc., and (e) the number of PIM auctions (for orders of 50 contracts or greater) with 0 participants (excluding the Initiating Member), 1 participant (excluding the Initiating Member), 2 participants (excluding the Initiating Member), 3 participants (excluding the Initiating Member), 4 participants (excluding the Initiating Member), etc.; (26) For the third Wednesday of each month: (a) the total number of PIM auctions on that date; (b) the number of PIM auctions where the order submitted to the PIM was fewer than 50 contracts; (c) the number of PIM auctions where the order submitted to the PIM was 50 contracts or greater; (d) the number of PIM auctions (for orders of fewer than 50 contracts) with 0 participants (excluding the Initiating Member), 1 participant (excluding the Initiating Member), 2 participants (excluding the Initiating Member), 3 participants (excluding the Initiating Member), 4 participants (excluding the Initiating Member), etc., and (e) the number of PIM auctions (for orders of 50 contracts or greater) with 0 participants (excluding the Initiating Member), 1 participant (excluding the Initiating Member), 2 participants (excluding the Initiating Member), 3 participants (excluding the Initiating Member), 4 participants (excluding the Initiating Member), etc.

Penny Pilot:

Proposed Supplementary Material .01 to Rule 710 sets out that the Exchange will operate a pilot program to permit certain options classes to be quoted and traded in increments as low as $.01 through June 30, 2016 (the "Penny Pilot Program"). The Exchange may replace, on a semi-annual basis, any Penny Pilot Program classes that have been delisted. The replacement classes will be selected based on prior trading activity over a six month period. The Exchange will distribute an Information Circular notifying Members of replacement classes to be included in the Penny Pilot Program.

LULD Obvious Error Pilot:

Proposed Rule 703A(d) establishes a pilot program to exclude transactions executed during a Limit State or Straddle State from the obvious error provisions of Rule 720 during a period set to coincide with the pilot period for the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS under the Act (the "Plan"), including any extensions to the pilot period for the Plan. The Exchange agrees to submit monthly data regarding the program. In addition, the Exchange agrees to submit an overall analysis of the pilot in conjunction with the data submitted under the Plan and any other data as requested by the Commission. Capitalized terms used herein, but not defined shall have the meanings set forth in ISE Mercury Rules.

In particular, each month, the Exchange shall provide to the Commission, and the public, a dataset containing the data for each Straddle and Limit State in optionable stocks that had at least one trade on the Exchange. For each trade on the Exchange, the Exchange will provide (a) the stock symbol, option symbol, time at the start of the Straddle or Limit State, an indicator for whether it is a Straddle or Limit State, and (b) for the trades on the Exchange, the executed volume, time-weighted quoted bid-ask spread, time-weighted average quoted depth at the bid, time-weighted average quoted depth at the offer, high execution price, low execution price, number of trades for which a request for review for error was received during Straddle and Limit States, an indicator variable for whether those options outlined above have a price change exceeding 30% during the underlying stock's Limit or Straddle State compared to the last available option price as reported by OPRA before the start of the Limit or Straddle State (1 if observe 30% and 0 otherwise), and another indicator variable for whether the option price within five minutes of the underlying stock leaving the Limit or Straddle State (or halt if applicable) is 30% away from the price before the start of the Limit or Straddle State.

In addition, the Exchange will provide to the Commission, and the public, no later than five months prior to the pilot expiration, including any extension, assessments relating to the impact of the operation of the obvious error rules during Limit and Straddle States including: (1) an evaluation of the statistical and economic impact of Limit and Straddle States on liquidity and market quality in the options markets, and (2) an assessment of whether the lack of obvious error rules in effect during the Straddle and Limit States are problematic.

Pilot Programs Incorporated by Reference:

ISE Mercury further represents that it will provide the Commission with the same data that the ISE has agreed to provide with respect to any pilot program conducted on the Exchange that is based on ISE Mercury rules that are incorporated by reference to the rules of the ISE. For example, Proposed Supplementary Material .01 to Rule 412 and Proposed Supplementary Material .01 to Rule 414 establish a pilot program that eliminates position and exercise limits for physically-settled options on the SPDR S&P ETF Trust through July 12, 2016 ("SPY Pilot Program"). As this pilot program will be conducted on ISE Mercury pursuant to rules incorporated by reference to ISE rules, the Exchange will provide the same data to the Commission with respect to trading on ISE Mercury as is currently provided by ISE with respect to trading on that exchange.

In particular, the Exchange represents that it will submit a Pilot Report at least thirty (30) days before the end of the pilot period ending July 12, 2016. The Pilot Report will detail the size and different types of strategies employed with respect to positions established as a result of the elimination of position limits in SPY. In addition, the Pilot Report will note whether any problems resulted due to the no limit approach and any other information that may be useful in evaluating the effectiveness of the SPY Pilot Program. The Pilot Report will compare the impact of the SPY Pilot Program, if any, on the volumes of SPY options and the volatility in the price of the underlying SPY shares, particularly at expiration. In preparing the report the Exchange will utilize various data elements such as volume and open interest. In addition the Exchange will make available to Commission staff data elements relating to the effectiveness of the SPY Pilot Program.

3. Form of German Parent Corporate Resolutions
    - Eurex Frankfurt AG Executive Board (adopted on February 13, 2015)
    - Eurex Frankfurt AG Supervisory Board (adopted on January 19, 2015)
    - Deutsche Börse AG Executive Board (adopted on February 17, 2015)
    - Deutsche Börse AG Supervisory Board (adopted on February 13, 2015)
    - Form of Agreement and Consent (German Entities: Eurex Frankfurt AG and Deutsche Börse AG) (to be executed prior to the grant of registration by the Commission of the ISE Mercury Form 1 application)

4. Third Amended and Restated Trust Agreement for ISEH and USEH dated December 22, 2014

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**

2. **Form of organization (e.g., association, corporation, partnership, etc.).**

3. **Name of state and statute citation under which organized. Date of incorporation in present form.**

4. **Brief description of nature and extent of affiliation.**

5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6. **A copy of the constitution.**

7. **A copy of the articles of incorporation or association including all amendments.**

8. **A copy of existing by-laws or corresponding rules or instruments.**

9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**

10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. Deutsche Börse AG

1. *Name:* Deutsche Börse AG
   Address: Neue Börsenstr. Mergenthalerallee 61, 65760 Eschborn, Germany

2. *Form of organization:* German Stock Corporation

3. *Name of state, statute under which organized and date of incorporation:* Deutsche Börse AG is a German Stock Corporation duly incorporated and organized under the German Stock Corporation Act on July 6, 1990.

4. *Brief description of nature and extent of affiliation:* Deutsche Börse AG owns 100% of Eurex Frankfurt AG. Deutsche Börse AG and Eurex Frankfurt AG own respectively 85%/15% of U.S. Exchange Holdings, Inc. U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of ISE Mercury, LLC.

5. *Brief description of business or functions:* Deutsche Börse AG is the parent company of Deutsche Börse Group (DBG), which covers the entire securities process chain from trading over clearing all the way to settlement and custody. DBG is also a provider of IT solutions and an insourcing partner for the global securities industry as well as a leading provider of market data and analytics.

6. *Copy of constitution:* See attached Deutsche Börse AG Articles of Incorporation

7. *Copy of articles of incorporation or association and amendments:* See attached Deutsche Börse AG Articles of Incorporation

8. *Copy of existing by-laws:* See attached Deutsche Börse AG Articles of Incorporation

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

   Executive Committee
   Carsten Kengeter (CEO)
   Andreas Preuß (Deputy CEO)
   Hauke Stars
   Gregor Pottmeyer
   Jeffrey Tessler

   Supervisory Board
   Dr. Joachim Faber (Chairman)
   Gerhard Roggemann (Deputy Chairman)
   Richard Berliand
   Karl-Heinz Floether
   Marion Fornhoff

Hans-Peter Gabe
Craig Heimark
Dr. Monica Mächler
Dr. Erhard Schipporeit
Jutta Stuhlfauth
Johannes Witt
Amy Yip

Officers
Carsten Kengeter (CEO)
Andreas Preuß (Deputy CEO)
Gregor Pottmeyer
Hauke Stars
Jeffrey Tessler

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

B. Eurex Frankfurt AG

1. *Name:* Eurex Frankfurt AG
Address: Mergenthalerallee 61, 65760 Eschborn Germany

2. *Form of organization:* German Stock Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Eurex Frankfurt AG is a German Stock Corporation duly incorporated and organized under the German Stock Corporation Act on September 24, 1998.

4. *Brief description of nature and extent of affiliation:* Deutsche Börse AG and Eurex Frankfurt AG own respectively 85%/15% of U.S. Exchange Holdings, Inc. U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of ISE Mercury, LLC.

5. *Brief description of business or functions:* Eurex Frankfurt AG is the operational body of the derivatives exchange (Eurex Deutschland), a marketplace for the trading and clearing of options and futures. Eurex Frankfurt AG operates Eurex Deutschland by providing financial and personnel resources and facilities.

6. *Copy of constitution:* See attached Eurex Frankfurt AG Articles of Association.

7. *Copy of articles of incorporation or association and amendments:* See attached Eurex Frankfurt AG Commercial Register Extract.

8. *Copy of existing by-laws:* See attached Eurex Frankfurt AG Articles of Association.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Executive Board
Andreas Preuß (CEO)
Brendan Bradley
Mehtap Dinc
Gary Katz
Michael Peters
Peter Reitz

Supervisory Board
Dr. Hugo Bänziger (Chairman)
Richard Berliand
Serge Demoliére
Martin Klaus
Susanne Klöß
Dr. h.c. Petra Roth
Jürg Spillmann
Hauke Stars

Officers
Andreas Preuß (CEO)
Gary Katz
Michael Peters
Peter Reitz
Brendan Bradley
Mehtap Dinc

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

C. U.S. Exchange Holdings, Inc.

1. *Name:* U.S. Exchange Holdings, Inc.
   Address: 233 South Wacker Drive, Suite 2450 Chicago, IL 60606

2. *Form of organization:* Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under the General Corporation Law of the State of Delaware on April 24, 2003.

4. *Brief description of nature and extent of affiliation:* U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of ISE Mercury, LLC.

5. *Brief description of business or functions:* U.S. Exchange Holdings, Inc. provides marketing and sales services for Eurex Frankfurt AG.

6. *Copy of constitution:* Not applicable

7. *Copy of articles of incorporation or association and amendments:* See attached U.S. Exchange Holdings, Inc. Second A & R Certificate of Incorporation.

8. *Copy of existing by-laws:* See attached U.S. Exchange Holdings, Inc. Second A & R Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Directors

Heike Eckert
Michael Peters
Officers
Michael Peters (President)
Vassilis Vergotis (Executive Vice President)
Mathias Michel (Treasurer)
Vassilis Vergotis (Secretary)
David Offutt (Asst. Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

D. U.S. Exchange LLC

1. *Name:* U.S. Exchange LLC
Address: 233 South Wacker Drive Ste 2450 Chicago Il 60606

2. *Form of Organization*: Limited Liability Company, 100% subsidiary of U.S. Exchange Holdings, Inc.

3. *Name of state and statute citation under which organized*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 24, 2003

4. *Brief description of nature and extent of affiliation:* U.S. Exchange LLC is owned 100% by U.S. Exchange Holdings, Inc. U.S. Exchange Holdings, Inc. owns 100% of International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. owns 100% of ISE Mercury, LLC.

5. *Brief description of business or functions:* Holding company

6. *Copy of the constitution*: None available – this entity is dormant

7. *Copy of the articles of incorporation or association and amendments*: See attached U.S. Exchange LLC Certificate of Formation.

8. *Copy of existing by-laws:* None available.

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions*: None available – this entity is dormant

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

E. International Securities Exchange Holdings, Inc. ("ISE Holdings")

1. *Name:* International Securities Holdings, Inc.
   Address: 60 Broad Street, New York, NY 10004

2. *Form of organization:* Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under the General Corporation Law of the State of Delaware on November 16, 2004.

4. *Brief description of nature and extent of affiliation:* International Securities Exchange Holdings, Inc. owns 100% of International Securities Exchange, LLC, ISE Gemini, LLC and ISE Mercury, LLC.

5. *Brief description of business or functions:* The ISE Holdings is the holding company for International Securities Exchange, LLC, ISE Gemini, LLC and the Exchange. It does not operate a business.

6. *Copy of constitution:* Not applicable

7. *Copy of articles of incorporation or association and amendments:* See attached International Securities Exchange Holdings, Inc. Second A & R Certificate of Incorporation.

8. *Copy of existing by-laws:* See attached International Securities Exchange Holdings, Inc. Second A & R Bylaws.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Directors
Gary Katz
Andreas Preuß
Jeffrey Tessler

Officers
Gary Katz (President and Chief Executive Officer)
Tom A. Ascher (Chief Strategy Officer)
Lance Emmons (Finance and Administration Officer, Controller)
Michael Simon (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

F. International Securities Exchange, LLC ("ISE LLC")

1. *Name:* International Securities Exchange, LLC
   Address: 60 Broad Street, New York, NY 10004

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on November 16, 2004.

4. *Brief description of nature and extent of affiliation:* International Securities Exchange, LLC is 100% owned by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. also owns 100% of ISE Gemini, LLC and ISE Mercury, LLC.

5. *Brief description of business or functions:* ISE LLC operates a registered national securities exchange. It currently offers options trading on underlying equity, ETF, index, and foreign currency options products.

6. *Copy of constitution:* See attached International Securities Exchange, LLC Second A & R Constitution.

7. *Copy of articles of incorporation or association and amendments:* See attached International Securities Exchange, LLC Certificate of Formation.

8. *Copy of existing by-laws:* See attached International Securities Exchange, LLC Third A & R LLC Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Directors

The ISE, LLC Board of Directors currently has 15 members, eight of whom are non-industry public directors. The Chief Executive Officer of the ISE, LLC exchange is also on the board.

David Krell
Andreas Preuß
Gary Katz
Michael P. Monaco
Joseph B. Stefanelli
Jeffrey Tessler
Marcus Thompson
Kenneth A. Vecchione
Christianna Wood
Patrick Hickey
Eric Levine
Elizabeth R. Martin
Jonathan Rosen
Joseph Sellitto
Tyler Sorba

Officers
Gary Katz (President and Chief Executive Officer)
Thomas Ascher (Chief Strategy Officer)
Daniel Friel (Chief Information Officer)
Michael Simon (Chief Regulatory Officer, Secretary and General Counsel)
Boris Ilyevsky (Managing Director, ISE Options)
Robert Cornish (Chief Technology Officer)
Lance Emmons (Finance and Administration Officer, Controller)
Joseph W. Ferraro III (Deputy General Counsel, Legal Officer, and Assistant Secretary)
Jacqueline Gaillard (Human Resources Officer)
Jeanine Hightower (Business Development Officer)
Molly McGregor (Communications and Marketing Officer)
Thomas Reina (Technology Development Officer)
Russ Davidson (Surveillance Officer)
Claire McGrath (Compliance Officer)

Standing Committees

Compensation Committee
Mike Monaco
Joseph Stefanelli
Kenneth Vecchione

Corporate Governance Committee
Christianna Wood
David Krell
Andreas Preuß
Joseph Stefanelli
Kenneth Vecchione
Michael Monaco
Jeffrey Tessler
Marcus Thompson

Finance and Audit Committee
Christianna Wood
Jeffrey Tessler
Kenneth Vecchione
Michael Monaco
Marcus Thompson

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

G. ISE Gemini, LLC (formerly known as Topaz Exchange, LLC, "ISE Gemini")

1. *Name:* ISE Gemini, LLC
   Address: 60 Broad Street, New York, NY 10004

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 30, 2012.

4. *Brief description of nature and extent of affiliation:* ISE Gemini is 100% owned by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. also owns 100% of International Securities Exchange, LLC and ISE Mercury, LLC.

5. *Brief description of business or functions:* ISE Gemini operates a registered national securities exchange. It currently offers options trading on underlying equity, ETF, index, and foreign currency options products.

6. *Copy of constitution:* See attached ISE Gemini, LLC Constitution.

7. *Copy of articles of incorporation or association and amendments:* See attached ISE Gemini, LLC Amended Certificate of Formation.

8. *Copy of existing by-laws:* See attached ISE Gemini, LLC Second A & R LLC Agreement.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Directors

The ISE Gemini Board of Directors currently has 15 members, eight of whom are non-industry public directors. The Chief Executive Officer of the ISE Gemini exchange is also on the board.

David Krell
Andreas Preuß
Gary Katz
Michael P. Monaco
Joseph B. Stefanelli
Jeffrey Tessler
Marcus Thompson
Kenneth A. Vecchione
Christianna Wood
Patrick Hickey
Eric Levine
Elizabeth R. Martin
Jonathan Rosen
Joseph Sellitto
Tyler Sorba

Officers
Gary Katz (President and Chief Executive Officer)
Thomas Ascher (Chief Strategy Officer)
Daniel Friel (Chief Information Officer)
Michael Simon (Chief Regulatory Officer, Secretary and General Counsel)
Boris Ilyevsky (Managing Director, ISE Options)
Robert Cornish (Chief Technology Officer)
Lance Emmons (Finance and Administration Officer, Controller)
Joseph W. Ferraro III (Deputy General Counsel, Legal Officer, and Assistant Secretary)
Jacqueline Gaillard (Human Resources Officer)
Jeanine Hightower (Business Development Officer)
Molly McGregor (Communications and Marketing Officer)
Thomas Reina (Technology Development Officer)

Russ Davidson (Surveillance Officer)
Claire McGrath (Compliance Officer)

Standing Committees

Compensation Committee
Mike Monaco
Joseph Stefanelli
Kenneth Vecchione

Corporate Governance Committee
Christianna Wood
David Krell
Andreas Preuß
Joseph Stefanelli
Kenneth Vecchione
Michael Monaco
Jeffrey Tessler
Marcus Thompson

Finance and Audit Committee
Christianna Wood
Jeffrey Tessler
Kenneth Vecchione
Michael Monaco
Marcus Thompson

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

H. Longitude LLC

1. *Name:* Longitude LLC
   Address: 60 Broad Street, New York, NY 10004

2. *Form of Organization:* Limited Liability Company

3. *Name of state and statute citation under which organized:* Longitude LLC is a Delaware limited liability company duly organized on January 24, 2006.

4. *Brief description of nature and extent of affiliation:* Longitude LLC is 100% owned by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. also owns 100% of International Securities Exchange, LLC, ISE Gemini, LLC and ISE Mercury, LLC.

5. *Brief description of business or functions:* Longitude LLC intends to license software and other intellectual property rights for pari-mutuel-based trading.

6. *Copy of the constitution*: Not applicable

7. *Copy of the articles of incorporation or association and amendments*: See attached Longitude LLC Certificate of Formation.

8. *Copy of existing by-laws:* See attached Longitude LLC A & R LLC Agreement.

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions*:

Board of Managers
Thomas A. Ascher
Joseph W. Ferraro III
Scott Shechtman

Officers
Thomas A. Ascher (President and Chief Executive Officer)
Joseph W. Ferraro III. (General Counsel and Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

I. ETC Acquisition Corp.

1. *Name:* ETC Acquisition Corp.
   Address: 60 Broad Street, New York, NY 10004

2. *Form of Organization:* Corporation

3. *Name of state and statute citation under which organized:* ETC Acquisition Corp. is a Delaware corporation duly organized on April 3, 2002.

4. *Brief description of nature and extent of affiliation:* ETC Acquisition Corp. is 100% owned by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. also owns 100% of International Securities Exchange, LLC, ISE Gemini, LLC and ISE Mercury, LLC.

5. *Brief description of business or functions:* ETC Acquisition Corp. facilitates the leasing of Competitive Market Maker (CMM) memberships on International Securities Exchange, LLC's options exchange.

6. *Copy of the constitution*: Not applicable

7. *Copy of the articles of incorporation or association and amendments*: See attached ETC Acquisition Corp. Certificate of Incorporation.

8. *Copy of existing by-laws:* See attached ETC Acquisition Corp. Bylaws.

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions*:

Directors
- Gary Katz
- Michael J. Simon

Officers
- Gary Katz (President)
- Michael J. Simon (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

J. Longitude S.A.

1. *Name:* Longitude S.A.
   Address: 42 Avenue J.F. Kennedy, L-1855 Luxembourg, R.C.S. Luxembourg B 170031

2. *Form of Organization*: Société Anonyme

3. *Name of state and statute citation under which organized*: Longitude S.A. is a société anonyme duly organized on June 28, 2012 under the Law of Commercial Companies of 10 August 1915, as amended.

4. *Brief description of nature and extent of affiliation*: Longitude S.A. is 100% owned by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. also owns 100% of International Securities Exchange, LLC, ISE Gemini, LLC and ISE Mercury, LLC.

5. *Brief description of business or functions*: Longitude S.A. intends to license software and other intellectual property rights for pari-mutuel-based trading.

6. *Copy of the constitution*: Not applicable

7. *Copy of the articles of incorporation or association and amendments*: See attached Longitude S.A. Articles of Incorporation.

8. *Copy of* existing *by-laws*: Not applicable

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar* functions:

   Board of Directors
   Thomas A. Ascher
   Scott Shechtman
   Marco Steeg
   Gabriele Fabry

   Officers
   Thomas A. Ascher (President and Chief Executive Officer)
   Scott Shechtman (Vice-Chairman)
   Michele Bierset (Daily Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Finnovation S.A.

1. *Name:* Finnovation S.A.
   Address: 42 Avenue J.F. Kennedy, L-1855 Luxembourg, R.C.S. Luxembourg B 170031

2. *Form of Organization*: Société Anonyme

3. *Name of state and statute citation under which organized*: Finnovation S.A. is a société anonyme duly organized on 26 March 2008 under the Law of Commercial Companies of 10 August 1915, as amended.

4. *Brief description of nature and extent of affiliation*: Finnovation S.A. is 100% owned by Deutsche Börse AG. Deutsche Börse AG also indirectly (through various intermediary entities) owns 100% of ISE Mercury, LLC.

5. *Brief description of business or functions*: Finnovation S.A. owns the T7 software and related intellectual property rights, which it licenses to International Securities Exchange Holdings, Inc. by way of a written license agreement and maintenance agreement. International Securities Exchange Holdings, Inc. provides such software to its exchange subsidiaries, including International Securities Exchange, LLC, ISE Gemini, LLC and ISE Mercury, LLC. In exchange for the license, International Securities Exchange Holdings, Inc. pays a license fee and maintenance fee to Finnovation S.A.

6. *Copy of the constitution*: Not applicable

7. *Copy of the articles of incorporation or association and amendments*: See attached Finnovation S.A. Articles of Incorporation.

8. *Copy of existing by-laws*: Not applicable

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions*:

   <u>Board of Directors</u>
   Gabriele Fabry
   Richard Green
   Rene Keller
   Uwe Schweickert
   Marco Steeg

   <u>Officers</u>
   Michèle Bierset (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Other Indirect Foreign Affiliates

An organizational chart of Affiliates owned by Deutsche Borse AG is attached, which includes an asterisk indicating which entities are Foreign Indirect Affiliates.

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

1. The financials and Annual Report of Deutsche Borse AG are submitted in response to this Exhibit D.

2. The financials of Eurex Frankfurt, AG are submitted in response to Exhibit D.

3. The financials of U.S. Exchange Holdings, Inc. are submitted in response to Exhibit D.

4. The financials for U.S. Exchange LLC are not available as the U.S. Exchange LLC is inactive and the capital has not been paid into that affiliate.

5. The financials of International Securities Exchange Holdings, Inc. are submitted in response to Exhibit D.

6. The financials of International Securities Exchange, LLC are submitted in response to Exhibit D.

7. The financials of ISE Gemini, LLC are submitted in response to Exhibit D.

8. The financials of Longitude LLC are submitted in response to Exhibit D.

9. The financials of ETC Acquisition Corp. are submitted in response to Exhibit D.

10. The financials of Longitude S.A. are submitted in response to Exhibit D.

Exhibit E: Proposed Operation of ISE Mercury Exchange

Exhibit Request:

Describe the manner of operation of the System. This description should include the following:

1. **The means of access to the System.**
2. **Procedures governing entry and display of quotations and orders in the System.**
3. **Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.**
4. **Proposed fees.**
5. **Procedures for ensuring compliance with System usage guidelines.**
6. **The hours of operation of the System, and the date on which applicant intends to commence operation of the System.**
7. **Attach a copy of the users' manual.**
8. **If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.**

Response:

1. Introduction

ISE Mercury, LLC ("ISE Mercury" or "Exchange") proposes to register as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The Exchange will be wholly-owned by its parent company, International Securities Exchange Holdings, Inc. ("ISE Holdings"), which will elect all directors of the Board of Directors of the Exchange, except for those directors elected by a plurality of the holders of Exchange Rights (as that term is defined in Article VI of the LLC Agreement) pursuant to Article III, Section 3.2 of the Constitution of the Exchange. The holders of Exchange Rights of the Exchange will consist of those broker-dealers admitted to transact on the Exchange. Holders of Exchange Rights will be subject to the rules of the Exchange, and will have representation on the Exchange's Board of Directors and committees, but will not have any ownership interest in the Exchange.

Once registered, the Exchange will operate a fully automated electronic options trading platform to buy or sell securities with a continuous, automated matching function. Liquidity will be derived from quotes as well as orders to buy and orders to sell submitted to the Exchange electronically by holders of Exchange Rights from remote locations. There will be no Exchange trading floor. There will be three types of participants on the Exchange: Primary Market Makers ("PMMs") with certain affirmative and negative market making obligations, Competitive Market Makers ("CMMs") with different affirmative and negative market making obligations, and Electronic Access Members ("EAMs") which send orders to the Exchange (PMMs, CMMs, and EAMs are collectively, "Members").

PMMs and CMMs have certain rights and bear certain responsibilities beyond those of EAMs. PMMs and CMMs may seek to become registered, or appointed, to quote in any options class listed and traded on the Exchange, and such registration / appointment shall be approved by the Exchange according to Chapter 8 of the Exchange's rules. All PMMs are designated as specialists for all purposes under the Exchange Act and the rules thereunder. The Exchange Rules place no limit on the number of qualifying entities that may become PMMs or CMMs. A PMM or CMM that engages in specified Other Business Activities, as defined in Exchange Rule 810, or that is affiliated with a broker-dealer that engages in Other Business Activities, including functioning as an EAM, must have an Information Barrier between the market making activities and the Other Business Activities, pursuant to Exchange Rule 810.

As described above, the Board or a committee designated by the Board shall appoint classes of options contracts traded on the Exchange to market makers taking into consideration: (i) the financial resources available to the market maker, (ii) the market maker's experience and expertise in market making or options trading, and (iii) the maintenance and enhancement of competition among market makers in each class of options contracts to which they are appointed. The Board or designated committee shall make appointments in the best interest of the Exchange to provide competitive markets. No appointment of a market maker shall be without the market maker's consent to such appointment, provided that refusal to accept an appointment may be deemed sufficient cause for termination or suspension of a market maker's registration. A PMM shall be appointed to each options class traded on the Exchange. This allocation process shall be identical to the allocation process that is presently in place on the International Securities Exchange, LLC ("ISE") and ISE Gemini, LLC ("ISE Gemini"). As well, in accordance with Exchange Rule 302, the Exchange shall provide non-ISE or ISE Gemini Members with at least sixty (60) days advance written notice of the date upon which the Exchange shall allocate options classes and appoint market makers pursuant to Exchange Rule 802 in order to ensure that these Members have a reasonable opportunity to participate in those processes. A market participant must have completed a membership application to be eligible to participate in the processes set forth in Rule 802.

Access to the Exchange will be open to broker-dealers registered under Section 15(b) of the Exchange Act that meet the standards for membership set forth in proposed Exchange Chapter 3. Further, all ISE and ISE Gemini members in good standing will be eligible for an Exchange Right in the same membership category to trade on ISE Mercury. For example, a CMM in good standing on ISE will be eligible to become a CMM on the Exchange, through the submission and approval of an Exchange Waive-In Membership Application. Members will be subject to fees for executions on the Exchange as set forth in the Rules of the Exchange or as may otherwise be determined by the Exchange from time-to-time pursuant to a fee schedule. Exchange Rights will not be transferable except in the event of a change in control of a Member subject to meeting certain criteria. A more detailed description of the Member criteria is set forth in Chapter 3 of the Exchange's proposed rules. See Exhibit B, supra.

Regulation Systems Compliance and Integrity ("Regulation SCI") requires self-regulatory organizations (defined as SCI entities) to have, among other things, robust and resilient technological systems that ensure the SRO's own operational capability, including the ability to maintain effective operations, minimize or eliminate the effect of performance degradations, and have sufficient backup and recovery capabilities. Specifically, Regulation SCI Rule 1001(a) requires each SCI entity to establish, maintain and enforce written policies and procedures reasonably designed to ensure that its SCI systems have levels of capacity, integrity, resiliency, availability, and security, adequate to maintain the SCI entity's operational capability and promote the maintenance of fair and orderly markets.

Regulation SCI Rule 1001(a)(2)(v) further requires business continuity and disaster recovery plans that include maintaining backup and recovery capabilities that are both sufficiently resilient and geographically diverse. To be deemed sufficiently resilient, Regulation SCI has established a goal for SCI entities of next business day resumption of trading and two-hour resumption of critical SCI systems following a wide-scale disruption. To be considered geographically diverse, Regulation SCI provides a reasonable degree of flexibility to an SCI entity to determine the precise nature and location of its backup site. Regulation SCI does not specify a minimum distance for an SCI entity's backup and recovery facilities. However, the backup site should not rely upon the same infrastructure components nor be subject to the same vulnerabilities or risks as its primary site.

ISE Mercury will be compliant with all aspects of Regulation SCI including the requirements for its backup and recovery capabilities by the Regulation's compliance date[1]. ISE Mercury's disaster recovery plans in general and its backup data center in particular will be robust and resilient. It should be noted that ISE Mercury does not plan to operate any critical SCI systems and therefore will not be required to meet the two-hour resumption of service goal set forth in the Regulation. [redacted]

[redacted]

In addition, with respect to personnel necessary to operate ISE Mercury's market in the event of a wide-scale disruption that forces ISE Mercury to activate its

[1] The Compliance Date for most components of Regulation SCI is November 3, 2015.

back-up recovery sites, ISE Mercury's staff will work remotely using facilities set-up in their homes throughout the tri-state region. Currently, all ISE and ISE Gemini market and technology operations staff have the full set of tools necessary to operate the market from their at home facilities. ISE and ISE Gemini regularly test the use of the at-home facilities on an individual basis. On Thursday, July 2, 2015, testing of the at-home facilities will be done as a group, when all market operations and technology personnel will work remotely from their home facilities.

It should also be noted that ISE Mercury will also have access to Deutsche Börse personnel located in Chicago and Frankfurt should this additional level of staff support be required. Such relationship will be memorialized prior to the Regulation SCI compliance date in a written contract containing procedures related to the nature of the services to be provided.

In accordance with Rule 1001(a) of Regulation SCI, ISE Mercury will have written policies and procedures in place that reflect its operational capabilities, including the ability to maintain effective operations, minimize or eliminate the effect of performance degradations, and have sufficient backup and recovery capabilities. This exhibit describes, in summary form, the proposed operation of the Exchange. A more detailed description of the proposed Exchange is set forth in the proposed Constitution, LLC Agreement and Rules of the Exchange. See Exhibits A and B to this Application.

B. Access to the Exchange (#1)

Access. Members will access the Exchange electronically through the use of a variety of systems. The Exchange will not accept telephone orders.

The Exchange has designed its systems to allow Members to individually determine the best method for accessing the Exchange. Thus, Members may develop their own customized front-end software using protocols determined by the Exchange, or may use third-party vendors to route orders to the Exchange via a front end configuration. Members will be able to access the Exchange remotely through a variety of methods and connections that support a minimum data exchange rate, as may be determined by the Exchange from time-to-time.

Direct access to the Exchange is available to Members at an Internet Protocol ("IP") address by one or more of the following methods: (i) electronic access at the Exchange's IP network address by the Member's own software, via communications that are compliant with the Financial Information Exchange ("FIX") protocol application programmer interface ("API") provided by the Exchange; (ii) electronic access at the IP network address maintained by the Exchange by the Member's own software that is compliant with the API provided by the Exchange; or (iii) other means of access provided from time to time by the Exchange.

Members provide a unique IP address to the Exchange for each requested connection, and the Exchange then configures its routers to only allow access from the Member's IP address to a dedicated IP address on the Exchange's order handling network. In this way, only authorized Members can gain access to the Exchange via registered physical IP addresses.

Members will be responsible for having procedures reasonably designed for safeguarding access to the Exchange and for notifying the Exchange upon learning that such safeguards have been compromised. Connectivity to the Exchange will occur through secure telecommunications "ports" or points of entry. Specifically, each Member will be assigned a specific port, or multiple ports, each of which has a unique session identification code provided only to such Member.

Non-Member Access. The Exchange plans to become a participant in the Decentralized Linkage Plan or any successor plan ("Linkage Plan"). If admitted as a participant to the Linkage Plan, other plan participants would be able to send orders to the Exchange in accordance with the terms of the Linkage Plan.

Non-Members also may access the Exchange pursuant to Exchange rules governing "sponsored access" to the Exchange. The Exchange plans to permit access to the Exchange to entities ("Sponsored Customers") whose access is authorized in advance by one or more Members ("Sponsoring Members") in accordance with Exchange Rules. The Sponsoring Member must agree to be responsible for all orders entered into on the Exchange by the Sponsored Customer. In addition, Sponsored Customers must agree to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange.

C. Entry and Display of Quotations and Orders in the System (#2)

Entry of Orders/Quotes on the Exchange. Orders entered into the Exchange must be priced and must have a designated size (limit orders) or must be orders to buy or sell a stated amount of a security at the national best bid or offer when the order reaches the Exchange (market orders). Some orders, both limit and market, can include an instruction to ignore prices on other markets. Like limit orders, quotes entered by PMMs and CMMs must be priced and must have a designated size. Orders will be accepted for any security traded on the Exchange, whether submitted by a Member on a proprietary or agency basis, in any size. Quotes for any security traded on the Exchange may only be submitted by Exchange PMMs and CMMs.

Members may submit the following orders to the Exchange: Market and Contingency (including All-Or-None, Immediate Or Cancel, Fill Or Kill, Stop, and Reserve). Each of these types of orders is described in detail in proposed Exchange Rules 715 and 722. The Exchange will maintain a full audit trail of every incoming and outgoing message (including all quotes and orders) submitted to the Exchange. Members may receive status reports regarding orders submitted to the Exchange or change or cancel an order at any time before that order is executed on the Exchange, except as otherwise specified in Exchange Rule 723 (Price Improvement Mechanisms for Crossing Transactions).

All options will be traded in decimals on the Exchange and consistent with the Penny Pilot.

Display of Orders/Quotes. All orders/quotes submitted to the Exchange will be displayed unless designated otherwise by the Member submitting the order (e.g. the non-displayed portion of a Reserve Order). Orders/Quotes submitted to the Exchange shall be displayed on an anonymous basis (except for attributable orders which allow voluntary disclosure of ID information) at the price specified by the submitting Member. Non-displayed orders will not be displayed to any Members and will not have time priority over displayed orders. In addition, the Exchange intends to become a participant in the Options Price Reporting Authority Plan ("OPRA Plan") and will collect and submit to OPRA the best buy and sell interest displayed on the Exchange in accordance with the terms of the OPRA Plan.

D. Execution, Reporting, Clearance and Settlement Procedures (#3)

The Exchange will employ an opening process structured to match the greatest number of pending buy and sell orders. Pre-opening orders will be accepted. Prior to opening a series, the expected opening price and size is provided to Members so that imbalances may be offset. After the start of trading in the underlying security, the Exchange will open each series at a price that executes the greatest amount of pre-opening interest within applicable boundary prices.

Non-opening trades on the Exchange will occur when a buy order/quote and a sell order/quote match on the Exchange's order book. Pursuant to proposed Rule 713, all orders are matched according to a pro rata allocation method after any and all orders for Priority Customers (as defined in Exchange Rule 100(a)(37A)) at that price level are executed. In the event that less than the full size of a resting order is executed, whether displayed or non-displayed, the unexecuted size of the order will continue to reside on the Exchange's order book, and if displayed, will be redisplayed at such price, except if the relevant order specifies otherwise.

When the displayed portion of a Reserve Order (as defined in Exchange Rule 715(g)) is decremented, either in full or in part, it shall be refreshed from the non-displayed portion of the resting Reserve Order. If the displayed portion is refreshed in part, the new displayed portion shall include the previously displayed portion. Upon any refresh, the entire displayed portion shall be ranked at the specified limit price and obtain a new time stamp, i.e., the time that the new displayed portion of the order was refreshed. The initial non-displayed portion of a Reserve Order rests on the order book and is ranked based on the specified limit price and time of order entry. Thereafter, non-displayed portions, if any, always obtain the same time stamp as that of the new displayed portion as described above. The non-displayed portion of any Reserve Order is available for execution only after all displayed interest has been executed.

As previously discussed, orders for Priority Customers have priority on the Exchange. When all orders for Priority Customers have been executed and there are two or more Professional Orders (as defined in Rule 100(a)(37C)) or market maker quotes at the best price, the general allocation procedure is as follows:

> Subject to certain exceptions set forth in Exchange Rules, Professional Orders and market maker quotes at the best price receive allocations based upon the percentage of the total number of contracts available at the best price that is represented by the size of the Professional Order or quote;
>
> If the PMM is quoting at the best price, it has participation rights equal to the greater of (i) the proportion of the total size at the best price represented by the size of its quote, or (ii) sixty percent (60%) of the contracts to be allocated if there is only one (1) other Professional Order or market maker quotation at the best price, forty percent (40%) if there are two (2) other Professional Orders and/or market maker quotes at the best price, and thirty percent (30%) if there are more than two (2) other Professional Orders and/or market maker quotes at the best price. (Note that there is no circumstance in which a Member shall be entitled to receive a greater percentage participation right than that which is set forth above, as such percentages are the maximum guarantee amounts under all circumstances.)
>
> Orders for five (5) contracts or fewer will be executed first by the PMM; This procedure only applies to the allocation of executions among Professional Orders and market maker quotes existing in the Exchange's central order book at the time the order is received by the Exchange. No market participant is allocated any portion of an execution unless it has an existing interest at the execution price. Moreover, no market participant can execute a greater number of contracts than is associated with the price of its existing interest. Accordingly, the PMM participation rights and the small order preference contained in this allocation procedure are not guarantees; the PMM (i) must be quoting at the execution price to receive

an allocation of any size, and (ii) cannot execute a greater number of contracts than the size that is associated with its quote.

All Exchange Members will submit orders to the Exchange from remote locations and have equal access to orders residing on the Exchange. Similarly, because orders on the Exchange will be executed automatically, no Member of the Exchange will have the ability to control the execution (other than to change or cancel an order/quote prior to execution).

The Exchange may also make available certain additional order processing and matching features. Other mechanisms that may be utilized by the Exchange include: the Price Improvement Mechanism (which auctions orders for price improvement above the NBBO), the Facilitation Mechanism (which affords Members an opportunity to cross orders after an auction), the Solicited Order Mechanism (which allows Members representing agency orders the opportunity to cross large size solicited orders after an auction), and Block Order Mechanism (which allows Members to execute block-sized orders). Some of these mechanisms (such as, for example, the Facilitation Mechanism and the Price Improvement Mechanism) contain maximum percentage participation rights of 40% for Members. There is no circumstance in which a Member shall be entitled to receive a greater percentage participation right than that which is set forth above, as such percentage is the maximum guarantee amount under all circumstances.

The Price Improvement Mechanism, or PIM, is a process set forth in Rule 723 whereby an EAM can provide price improvement opportunities for a transaction wherein the EAM seeks to facilitate an order it represents as agent, and/or a transaction wherein the EAM solicited interest to execute against an order it represents as agent (a "Crossing Transaction"). A Crossing Transaction is comprised of the order the EAM represents as agent (the "Agency Order") and a counter-side order for the full size of the Agency Order (the "Counter-Side Order"). The Counter-Side Order may represent interest for the Member's own account, or interest the Member has solicited from one or more other parties, or a combination of both.

With certain exceptions, an EAM is not otherwise permitted to trade with its agency orders. In addition, prior to submitting an order to the PIM, an EAM cannot inform another Member or any other third party of any of the terms of the order, except as provided for in the Rules regarding directed orders. During a pilot period to be established, there will be no minimum size requirement for orders to be eligible for the PIM.

Upon entry of a Crossing Transaction into the PIM, a broadcast message that includes the series, price and size of the Agency Order, and whether it is to buy or sell, will be sent to all Members. This broadcast message will not be included in the Exchange's disseminated best bid or offer and will not be disseminated through OPRA. At the end of the exposure period the Agency Order will be executed in full at the best prices available, taking into consideration orders and quotes in the Exchange market, improvement orders, and the Counter-Side Order, all as set forth in Rule 723. The Agency Order will receive executions at multiple price levels if there is insufficient size to execute the entire order at the best price.

The Exchange Rules also provide for a Facilitation Mechanism, Solicited Order Mechanism, and Block Order Mechanism that allows EAMs to execute certain orders. The Block Mechanism allows members to obtain liquidity for the execution of an order of 50 contracts or more. The Facilitation and Solicited Order Mechanisms allow for Members to designate certain customer orders for price improvement and submit such orders into one of the mechanisms with a matching contra order. It will be a violation of an EAM's duty of best execution to its customer if it were to cancel a facilitation order to avoid execution of the customer order at a better price that may be available on ISE. Additionally, EAMs may not use the Solicited Order Mechanism to circumvent the limitations in Exchange Rules regarding EAMs trading as principal with their customer orders.

The Facilitation Mechanism requires a minimum size of 50 contracts. Upon the entry of an order into the Facilitation Mechanism, a broadcast message that includes the series, price and size of the Agency Order, and whether it is to buy or sell, will be sent and Members will be given an opportunity to enter responses with the prices and sizes at which they want to participate in the facilitation of the order. Responses may be priced at the price of the order to be facilitated or at a better price and must not exceed the size of the order to be facilitated. At the end of the period given for the entry of responses, the facilitation order will be automatically executed.

The receipt of an unrelated, incoming order, on either side of the market, prior to the end of the period given for the entry of responses does not cause the early termination of such period. Unrelated orders continue to be executable during the exposure period, and orders on the limit order book that are on the opposite side of the order being exposed are eligible to participate in the execution of the order at the end of the exposure period. An order being exposed through the Facilitation Mechanism will be cancelled at the end of the exposure period if execution of the order would be inferior to the best price on the Exchange's limit order book on the same side of the market.

The Solicited Order Mechanism is a process by which an EAM can attempt to execute orders of 500 or more contracts it represents as agent (the "Agency Order") against contra orders that it solicited. Each order entered into the Solicited Order Mechanism shall be designated as all-or-none. Upon entry of both orders into the Solicited Order Mechanism at a proposed execution price, a broadcast message that includes the series, price and size of the Agency Order, and whether it is to buy or sell, will be sent and Members will be given an opportunity to enter responses with the prices and sizes at which they would be willing to participate in the execution of the Agency Order. At the end of the period given Members to enter responses, the Agency Order will be automatically executed in full or cancelled. The receipt of an unrelated, incoming order, on either side of the market, prior to the end of the period given for the entry of responses does not cause the early termination of such period, however such unrelated, incoming order may participate in or cause the cancellation of the execution, depending on the attributes of such unrelated, incoming order, all as set forth in Exchange Rule 716.

The Block Order Mechanism is a process by which a Member can obtain liquidity for the execution of block-size orders. Upon the entry of an order into the Block Order Mechanism, a broadcast message that includes the series, and may include price, size and/or side, as specified by the Member entering the order,[1] will be sent and Members will be given an opportunity to enter responses with the prices and sizes at which they would be willing to trade with a block-size order. At the conclusion of the time given Members to enter responses, either an execution will occur automatically, or the order will be cancelled. See Exchange Rule 716 for more detailed information.

1. The block order mechanism and its functionality was originally approved in the grant of registration for the International Securities Exchange, LLC. As discussed therein, the Block Order Mechanism will enable an EAM to enter a block order along with a limit price. The functionality of the System allows the EAM to specify exactly what information will be disseminated to the market. The EAM using the Block Order Mechanism may determine the amount of information that will be disclosed in the broadcast to crowd participants. For example, the broadcast can disclose that there is a sell or a buy order, or it could ask for size on either side. The broadcast also may or may not display size or price or any conditions on the block-size order. The system will then broadcast an anonymous message to the crowd participants. See Securities Exchange Act Release No. 42455 (February 24, 2000), 65 FR 11388 (March 2, 2000) at page 11396.

The Exchange is not proposing to adopt rules to allow for the trading of complex or multi-legged orders at this time. Accordingly, the Exchange will not accept any complex or multi-legged orders until such time as it has received Commission approval pursuant to Section 19(b) of the Act and Rule 19b-4 thereunder for the trading of complex and multi-legged orders following the grant of registration by the Commission of the ISE Mercury Form 1 Application.

A Qualified Contingent Cross Order ("QCC Order") is comprised of an order to buy or sell at least 1000 contracts that is identified as being part of a "qualified contingent trade" coupled with a contra-side order or orders totaling an equal number of contracts. A "qualified contingent trade" is a transaction consisting of two or more component orders, executed as agent or principal, where at least one component is an NMS Stock, as defined in Rule 600 of Regulation NMS under the Exchange Act; all components are effected with a product or price contingency that either has been agreed to by all the respective counterparties or arranged for by a broker-dealer as principal or agent; the execution of one component is contingent upon the execution of all other components at or near the same time; the specific relationship between the component orders (e.g., the spread between the prices of the component orders) is determined by the time the contingent order is placed; the component orders bear a derivative relationship to one another, represent different classes of shares of the same issuer, or involve the securities of participants in mergers or with intentions to merge that have been announced or cancelled; and the transaction is fully hedged (without regard to any prior existing position) as a result of other components of the contingent trade.

QCC Orders are automatically executed upon entry provided that the execution is not at the same price as a Priority Customer Order on the Exchange's limit order book and is at or between the NBBO. QCC Orders will be automatically canceled if they cannot be executed and may only be entered in the regular trading increments applicable to the options class as provided in Rule 710.

The Exchange will have a policy that will permit it to address those instances in which transactions occurring on the Exchange involve obvious or catastrophic errors. Proposed Exchange Rule 720 describes this error policy. The Exchange proposes to permit the Exchange to either bust a transaction or adjust the execution price of a transaction that results from an obvious error. Under the Obvious Error Procedure in proposed Rule 720(c), if a Member believes an executed order was the result of an Obvious Error it must notify the Exchange's Market Control. The Exchange will review the transaction to determine whether, in fact, the transaction was the result of an Obvious Error, and either bust or adjust the trade based on the objective criteria set forth in the rule..

Similarly, under the Catastrophic Error Procedure in proposed Rule 720(d), if a Member believes it has participated in a transaction that qualifies as a Catastrophic Error as defined in proposed Rule 720(d)(1), the Member must notify Market Control. The Exchange will review the transaction to determine whether, in fact, the transaction qualifies as a Catastrophic Error, and either bust or adjust the trade based on the objective criteria set forth in the rule.

The Exchange will also coordinate with other options exchanges in cases involving Significant Market Events across multiple exchanges under proposed Rule 720(e). If it is determined that a Significant Market Event has occurred then the Exchange will determine whether any or all transactions under review qualify as Obvious Errors, and either bust or adjust the trades based on the objective criteria set forth in the rule. If adjustment is not feasible due to the extraordinary nature of the situation, the Exchange will bust some or all transactions arising out of the Significant Market Event during the review period. All determinations made pursuant to this provision will be final.

The Exchange will also have procedures to address erroneous trades due to disruptions and/or malfunctions of Exchange systems as described in Proposed Exchange Rule 720A. In particular, the Exchange proposes to permit Market Control to either nullify or adjust on its own motion any transaction that arises out of a verifiable systems disruption or malfunction in the use or operation of an Exchange automated quotation, dissemination, execution, or communication system.

Trade Reporting. The Exchange intends to become an OPRA participant and will report trades pursuant to the terms of the OPRA Plan.

Clearance and Settlement of Exchange Trades. The Exchange will report matched trades to the Options Clearing Corporation and will require Members to give up the name of a Clearing Participant through whom the transaction will be cleared.

E. Exchange Fees (#4)

Fees Generally. In accordance with proposed Rule 205, the Exchange may prescribe such reasonable fees, and assessments or other charges as it may deem appropriate and as consistent with the Exchange Act. The Exchange intends to establish a Fee Schedule setting forth all applicable transaction and other fees. Actual fee amounts will not be determined until close to launch because they will need to reflect the competitive landscape at that time. The Exchange will file with the Commission any proposed fees as well as any changes thereto in accordance with the process set forth in Section 19(b) of the Exchange Act, as amended.

Exchange Members will be subject to fees for orders executed on the Exchange as set forth in the Exchange Rules or as may otherwise be determined by the Exchange Board from time to time. The Exchange may charge permit application fees, connectivity fees, and bandwidth fees. Exchange Members will be solely responsible for all telecommunications costs and all other expenses incurred in linking to, and maintaining links to, the Exchange. The Exchange may determine to revise or impose different fees upon its Members and Sponsoring Participants from time-to-time.

F. Procedures for Ensuring Compliance with Exchange Usage Guidelines (#5)

The Exchange System contains embedded order/quote entry and trade guidelines. All data representing an order/quote must comply with these guidelines. Members cannot override these embedded guidelines. With respect to technical standards, prior to allowing a new Member to begin trading, the Exchange and the Member will thoroughly test the Member's connectivity. In addition, the Member may enter orders/quotes in test securities to ensure compatibility with the Exchange's system protocol. A Member may begin trading only after the Member and the Exchange are satisfied that both the Member's hardware and software meet the Exchange's standards.

Members also must agree to maintain an adequate connection to the Exchange as defined from time-to-time by the Exchange that includes a connection of sufficient speed and equipment of minimum quality.

G. Hours of Operation and Proposed Commencement of the Exchange (#6)

The Exchange proposes to operate Monday to Friday from 9:30 a.m. Eastern Time to 4:15 p.m. Eastern Time, or during any other day or time approved by the Board of Directors of the Exchange.

The Exchange proposes to commence operations during the fourth quarter of 2015 subject to the Commission's grant of registration of the Exchange's Form 1 Application for Registration as a National Securities Exchange and subject to approval of all necessary regulatory and National Market System plans, including the Plan for Reporting of Consolidated Options Last Sale Reports and Quotation Information (i.e., the Options Price Reporting Authority (OPRA)), and subject to the Exchange joining The Options Clearing Corporation, or OCC.

H. Exchange Users Manual (#7)

As discussed above, Members will be provided with the Exchange's technical specifications, which will enable them to develop or purchase their own, customized front-end software for interfacing with the Exchange. Members also may use third-party vendors to route orders to the Exchange via a front end configuration. The Exchange makes available to prospective Members all necessary API connectivity documentation and technical specifications on the Exchange's internal, intranet website. The Exchange considers the technical user manual to be confidential information, and thus has provided a copy of such user manual to the Commission under separate cover that seeks confidential treatment under the Freedom of Information Act, 5 U.S.C. 552(b)(4).

2. Possession of Funds or Securities (#8)

The Exchange will not hold funds or securities of its Members.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. **Application for membership, participation or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant or subscriber of the entity.**
3. **Any other similar materials.**

Response:

Attached please find the following documents:

1. ISE Mercury Membership Application Form
2. ISE Mercury Waive-In Membership Application
3. ISE Mercury Letter of Clearing Authorization
4. Member Access Agreement
5. Software License Agreement
6. Sponsored Customer Agreement
7. Sponsored Customer Addendum to Member Access Agreement

□The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

Exhibit G

Exhibit Request:

A complete set of all forms of financial statements, reports or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users. Provide a table of contents listing the forms included in this Exhibit G.

Response:

As broker-dealers, Members of the Exchange will be required to comply with the Commission's net capital and customer protection rules set forth in Rules 15c3-1 and 15c3-3 of the Securities Exchange Act of 1934, as amended. In addition, pursuant to Commission Rule 17a-5, ISE Mercury Members will file Commission Form X-17A-5. *See also*, proposed Chapter 13 of ISE Mercury Rules, which such Rules are Chapter 13 of ISE Rules incorporated by reference. Under such Exchange Rule 1301, every Member subject to the reporting or notification requirements of Rule 17a-11 under the Exchange Act or the "early warning" reporting, business restriction or business reduction requirements of another national securities exchange, registered securities association or registered securities clearing organization shall promptly notify the Exchange in writing and shall thereafter file with the Exchange such reports and financial statements as may be required by the Exchange. Under Exchange Rule 1302, whenever it shall appear to the President of the Exchange that a Member obligated to give notice to the Exchange under Exchange Rule 1301 is unable within a reasonable period to reduce the ratio of its aggregate indebtedness to net capital, or to increase its net capital, to a point where it is no longer subject to such notification obligations, or that such Member is engaging in any activity which casts doubt upon its continued compliance with the net capital requirements, the President may impose such conditions and restrictions upon the operations, business and expansion of such Member and may require the submission of, and adherence to, such plan or program for the correction of such situation as he determines to be necessary or appropriate for the protection of investors, other Members and the Exchange.

Other than those forms and financial statements required to be submitted with an application for Exchange membership (see Exhibit F), the Exchange will not have specific forms of financial statements, reports or questionnaires required of its Members with respect to financial responsibility or minimum capital requirements. The Exchange will, however, be able to obtain such financial information from a Member's Designated Examining Authority, if necessary.

Exhibit H

Exhibit Request:

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Response:

ISE Mercury does not intend to offer original listings on the Exchange, but rather, intends to trade only equity and index options which are listed on other exchanges and cleared by The Options Clearing Corporation ("OCC"). For a description of the criteria used to determine what securities may be traded on the Exchange, please refer to Chapter 5 of the ISE Mercury Rules, which such Rules are Chapter 5 of ISE Rules incorporated by reference.

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

ISE Mercury, LLC (the "Exchange") has been formed but has not commenced operations and does not yet have audited financial statements for any fiscal year. International Securities Exchange Holdings, Inc., as the sole owner of the membership interests in the Exchange, has allocated sufficient assets to the Exchange to enable its operation. In particular, International Securities Exchange Holdings, Inc. has made a cash contribution to the Exchange of $5 million, in addition to any previously-provided in-kind contributions, such as legal, regulatory, and infrastructure-related services. The Exchange represents that such cash and in-kind contributions will be adequate to operate the Exchange, including the regulation of the Exchange.

In addition, the Exchange represents that there is a written agreement between the Exchange and International Securities Exchange Holdings, Inc. that requires International Securities Exchange Holdings, Inc. to provide adequate funding for the Exchange's operations, including the regulation of the Exchange. This agreement provides that the Exchange receive all fees, including regulatory fees and trading fees, payable by the Exchange's members, as well as any funds received from any applicable market data fees and OPRA tape revenue. The agreement further provides that International Securities Exchange Holdings, Inc. will reimburse the Exchange for its costs and expenses to the extent the Exchange's assets are insufficient to meet its costs and expenses. Excess funds, as solely determined by the Exchange, will be remitted to International Securities Exchange Holdings, Inc. Furthermore, there is a written agreement between the non-U.S. Upstream Owners (i.e. Deutsche Börse and Eurex Frankfurt), U.S. Exchange Holdings, Inc., International Securities Exchange Holdings, Inc., and the Exchange to provide adequate funding for the Exchange's regulatory responsibilities.

The Exchange has provided pro forma financial statements with the Commission. The Financial Statements of International Securities Exchange Holdings, Inc. include the funds that will be used to provide the cash contribution to the

Exchange.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

3. Officers

The Exchange anticipates that its management will initially be the same as that of the International Securities Exchange, LLC ("ISE") and ISE Gemini, LLC ("ISE Gemini"), as shown below. Officers shall serve until their successors are appointed by the Board in accordance with the Constitution and LLC Agreement. Officers of the Exchange will serve at the direction of the Board of Directors.

Initial Officers

Name:	**Title:**	**Date of Commencement:**	**Date of Termination of Term of Office:**
Gary Katz	Chief Executive Officer and President	Upon grant of registration	Upon date of the first annual meeting following grant of registration
Thomas Ascher	Chief Strategy Officer	Upon grant of registration	Upon date of the first annual meeting following grant of registration

Daniel Friel	Chief Information Officer	Upon grant of registration	Upon date of the first annual meeting following grant of registration
Boris Ilyevsky	Managing Director, ISE Options	Upon grant of registration	Upon date of the first annual meeting following grant of registration
Michael Simon	General Counsel, Chief Regulatory Officer and Secretary	Upon grant of registration	Upon date of the first annual meeting following grant of registration
Robert Cornish	Chief Technology Officer	Upon grant of registration	Upon date of the first annual meeting following grant of registration
Russ Davidson	Surveillance Officer	Upon grant of registration	Upon date of the first annual meeting following grant of registration
Lance Emmons	Finance and Administration Officer, Controller	Upon grant of registration	Upon date of the first annual meeting following grant of registration
Joseph W. Ferraro III	Deputy General Counsel, Legal Officer, and Assistant Secretary	Upon grant of registration	Upon date of the first annual meeting following grant of registration
Jacqueline Gaillard	Human Resources Officer	Upon grant of registration	Upon date of the first annual meeting following grant of registration
Jeanine Hightower	Business Development Officer	Upon grant of registration	Upon date of the first annual meeting following

			grant of registration
Claire McGrath	Compliance Officer	Upon grant of registration	Upon date of the first annual meeting following grant of registration
Molly McGregor	Communications and Marketing Officer	Upon grant of registration	Upon date of the first annual meeting following grant of registration
Thomas Reina	Technology Development Officer	Upon grant of registration	Upon date of the first annual meeting following grant of registration

2. Directors

Pursuant to Article III, Section 3.2 of the Exchange's Constitution, the number of directors of the Exchange shall be no less than eight (8) and no more than sixteen (16) and in no event shall the number of Industry Directors constitute less than 30% of the members of the Board and in no event shall the number of Non-Industry Directors constitute less than the number of Industry Directors. A director may not be subject to a statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act).

The Board shall be composed as follows:

(i) At least 30% of the members of the Board shall be officers, directors or partners of Exchange Members and shall be elected by a plurality of the holders of the Exchange Rights (the "Industry Directors"), wherein such Industry Directors shall consist of at least one (1) PMM Director (an officer, director or partner of a Primary Market Maker that is elected by a plurality of holders of the PMM Rights); at least one (1) CMM Director (an officer, director or partner of a Competitive Market Maker that is elected by a plurality of holders of the CMM Rights); and at least one (1) EAM Director (an officer, director or partner of a Electronic Access Member that is elected by a plurality of holders of the EAM Rights); provided, however, that the number of PMM Director(s), CMM Director(s), and EAM Director(s) shall always be equal to one another (i.e. either one (1) PMM Director, one (1) CMM Director and one (1) EAM Director, or two (2) PMM Directors, two (2) CMM Directors and two (2) EAM Directors);

(ii) At least 50% of the members of the Board shall meet the requirements of non- industry representatives and shall be elected by the Sole LLC Member, which is ISE Holdings, (the "Non-Industry Directors"), at least one (1) of whom shall be a public representative (the "Public Director"); and

(iii) One (1) director shall be the person then holding the office of President and Chief Executive Officer of the Exchange and shall be elected by the Sole LLC Member.

Upon the grant of registration of the Exchange's Form 1 Application by the Securities and Exchange Commission (the "Approval Date"), the Sole LLC Member will appoint the interim Directors ("Interim Directors") of the Board (the "Interim Board"), which will include interim Industry Directors. The Sole LLC Member will appoint the then-current directors serving on the ISE and ISE Gemini Boards to the Interim Board. Currently, the same directors serve on both the ISE and ISE Gemini Boards. As it relates to the interim Industry Directors, the Exchange represents that all ISE and ISE Gemini members in good standing will be eligible for an Exchange Right in the same membership category to trade on the Exchange through the submission and approval of an Exchange Waive-In Membership Application. Based on discussions with ISE and ISE Gemini members, the Exchange represents that it currently expects that the Exchange's membership will consist substantially of the current group of ISE and ISE Gemini members, including, but not limited to, those ISE and ISE Gemini members that have representatives serving as industry directors on the respective Boards. The Exchange further represents that the ISE Mercury trading system is substantially similar to the ISE and ISE Gemini trading systems and as a result of the similarities of the trading systems, as well as the familiarity of the Exchange's membership with these trading systems, the Exchange expects that the process of joining ISE Mercury and participating in its market will be a relatively simple and accelerated process for ISE and ISE Gemini members. Moreover, the Exchange does not expect to receive a meaningful number of applications for Exchange membership from non-ISE and ISE Gemini members during the tenure of the Interim Board. As such, the Exchange believes that the Interim Board will be a fair representation of the Exchange's membership. Upon the appointment of the Interim Directors by the Sole LLC Member, the Interim Board will meet the board composition requirements set forth in the Exchange's Constitution.

The Interim Directors shall serve only until the first annual meeting of the holders of Exchange Rights and the Sole LLC Member following such appointment pursuant to the full nomination, petition, and voting process set forth in the Exchange's Constitution. The Exchange represents that it will complete the full nomination, petition, and voting process set forth in the Exchange's Constitution, which will provide persons that are approved as members of the Exchange after the Approval Date with the opportunity to participate in the selection of the Industry Directors as promptly as possible after the effective date of the LLC

Agreement and within ninety (90) days after the Approval Date. It is the intention of the Exchange that its future annual meetings of the holders of Exchange Rights and the Sole LLC Member shall occur on the same dates as the future combined annual meetings of ISE and ISE Gemini. As a result, depending on the timing of the Approval Date, Directors elected at the Exchange's first annual meeting of the holders of Exchange Rights and the Sole LLC Member may serve for a period that is slightly longer or shorter than one year, in order to align the next annual meeting dates of the Exchange, ISE and ISE Gemini.

Nominees for election of the Non-Industry Directors shall be selected by the Corporate Governance Committee. In addition, persons may be nominated by for election to the Board as Non-Industry Directors by a petition, signed by the Sole LLC Member. At each annual meeting of the holders of Exchange Rights and the Sole LLC Member, the Sole LLC Member shall elect the successors to such Non-Industry Directors whose terms are expiring. The Non-Industry Directors shall hold office for a term expiring at each succeeding annual meeting of the holders of Exchange Rights and Sole LLC Member held in the first year following the year of their election, and until their successors are elected and qualified.

Nominees for election of the Industry Directors shall be selected by the Nominating Committee, which does not act as a committee of the Board, but rather, a committee of the Exchange and is composed of three (3) Exchange Member representatives appointed by the Board. The holders of Exchange Rights have the opportunity to nominate Industry Director candidates for election to the Exchange Board of Directors pursuant to two separate and distinct processes – (i) the formal Nominating Committee process; or (ii) the petition process.

With respect to the formal Nominating Committee process, the Secretary of the Exchange, on behalf of the Nominating Committee, will circulate a memorandum to all holders of Exchange Rights soliciting interest in presenting Industry Director candidates to the Nominating Committee. Shortly after the receipt of candidate submissions, the Nominating Committee will conduct a short interview with each candidate. Following all interviews, the Nominating Committee, by majority vote, will select its Industry Director candidates and the Secretary of the Exchange will inform the holders of Exchange Rights of the Nominating Committee's selections.

In addition to the nominees for Industry Directors selected by the Nominating Committee, holders of Exchange Rights may nominate persons eligible to serve as an Industry Director for election to the Board of Directors pursuant to the petition process set forth in Section 3.10(a)(ii) of the Constitution. If no Industry Director candidates are nominated pursuant to a petition process, then the initial candidates submitted by the Nominating Committee will be nominated for election. If a petition process produces additional Industry Director candidates, then the candidates nominated pursuant to the petition process, together with those nominated by the Nominating Committee, will be presented to the Exchange membership for election in accordance with the Exchange's Constitution. Pursuant to Section 6.3(b) of the LLC Agreement, a holder of Exchange Rights, together with any affiliate, as such term is defined in the Constitution, may not exercise the voting rights associated with more than twenty percent (20%) of the outstanding Exchange Rights. Any exercise of voting rights in excess of twenty percent (20%) of the outstanding Exchange Rights by a holder of Exchange Rights, together with any affiliate, shall be deemed null and void.

At each annual meeting of the holders of Exchange Rights and the Sole LLC Member, the holders of Exchange Rights shall elect the successors to such Industry Directors whose terms are expiring. In the event there is more than one (1) PMM Director, one (1) CMM Director, and one (1) EAM Director elected at any annual meeting, the Industry Directors shall be divided into two classes, and designated as Class I or Class II directors. Each of Class I and Class II shall be comprised of half of the Industry Directors. At the first annual meeting of the holders of Exchange Rights and the Sole LLC Member, the Class I directors shall be elected for a term expiring at the 2016 annual meeting of the holders of Exchange Rights and the Sole LLC Member and the Class II directors shall be elected for a term expiring at the 2017 annual meeting of the holders of Exchange Rights and the Sole LLC Member. Thereafter, the Industry Directors shall hold office for a term expiring at each succeeding annual meeting of holders of Exchange Rights and the Sole LLC Member held in the second year following the year of their election, and until their successors are elected and qualified.

In addition, the President and Chief Executive Officer shall hold office for a term of one (1) year, or until such earlier time as such person no longer serves as President and Chief Executive Officer of the Exchange.

The Interim Directors of the Exchange will likely be the persons listed below:

Interim Directors

Chief Executive Officer Director:	Gary Katz
Non-Industry Director:	David Krell
Non-Industry Director:	Andreus Preuß
Non-Industry Director:	Jeffrey Tessler
Non-Industry Director:	Michael P. Monaco
Non-Industry Director:	Joseph B. Stefanelli
Non-Industry Director:	Marcus Thompson
Non-Industry Director:	Kenneth A. Vecchione

Non-Industry Director:	Christianna Wood
Industry Director (PMM Director):	Tyler Sorba
Industry Director (CMM Director):	Patrick Hickey
Industry Director (EAM Director):	Elizabeth R. Martin
Industry Director (PMM Director):	Jonathan Rosen
Industry Director (CMM Director):	Eric Levine
Industry Director (EAM Director):	Joseph Sellitto

3. Committees

The committees of the Board shall consist of an Executive Committee, a Finance & Audit Committee, a Compensation Committee, a Corporate Governance Committee and such other standing and special committees as may be approved by the Board. Upon the granting of ISE Mercury's Form 1 Application for Registration as a National Securities Exchange by the Commission, and after the appointment of the Interim Board, the Interim Board shall appoint, persons to sit on the standing committees of the Interim Board, consistent with Article V of the Exchange's Constitution.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

ISE Mercury will be wholly-owned by International Securities Exchange Holdings, Inc. International Securities Exchange Holdings, Inc. will exercise "control" over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit L

Exhibit Request:

Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Response:

Applicants for membership on the Exchange will be required to complete a membership application agreeing, among other things, to comply with the Constitution (also known as the By-laws), Rules and interpretations of the Exchange. An ISE or ISE Gemini member in good standing is eligible to be approved as an ISE Mercury Member of the same category, as set forth in Rule 302, by submitting a short-form waive-in membership application form. For example, an ISE or ISE Gemini PMM in good standing is eligible to be approved as an ISE Mercury PMM by submitting a short form waive-in membership application form. The Exchange anticipates that there will be a significant overlap between its Members and the members of the International Securities Exchange, LLC and ISE Gemini, LLC. Membership applications will be reviewed by the Exchange staff, which may include FINRA staff pursuant to a Regulatory Services Agreement. The Exchange's denials from, and imposition of conditions upon, becoming or continuing to be a Member may be appealed under Chapter 17 of the Exchange's Rules, which such Rules are Chapter 17 of ISE Rules incorporated by reference.

In accordance with Exchange Rule 301, a Member must be registered as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934 and must meet the qualifications for a Member in accordance with Exchange Rules applicable thereto. Pursuant to Exchange Rule 600, which such Rule is ISE Rule 600 incorporated by reference, an EAM may be approved by the Exchange to transact business with the public only if such Member is also a member of another registered national securities exchange or association with which the Exchange has entered into an agreement under Rule 17d-2 under the Exchange Act pursuant to which such other exchange or association shall be the designated examining authority for the Member.

As provided in Exchange Rule 303, the Exchange may deny (or condition) approval of a Member, or may prevent a person from becoming associated (or condition an association) with a Member, for the same reasons that the Commission may deny or revoke a broker-dealer registration and for those reasons required or allowed under the Exchange Act. The Exchange also may deny (or condition) approval of a Member, or may prevent a person from becoming associated with (or condition an association) with a Member, when the applicant, directly or indirectly:

(i) has a negative net worth, has financial difficulties involving an amount that is more than 5% of the applicant's net worth, or has a pattern of failure to pay just debts (whether or not such debts have been the subject of a bankruptcy action);

(ii) is unable satisfactorily to demonstrate a capacity to adhere to all applicable Exchange, Commission, Clearing Corporation, and Federal Reserve Board policies, rules, and regulations, including those concerning record-keeping, reporting, finance, and trading procedures; or

(iii) is unable satisfactorily to demonstrate reasonably adequate systems capability and capacity.

The Exchange may determine not to permit a Member or person associated with a Member to continue as a Member or associated therewith, if the member or associated person:

(i) fails to meet any of the qualification requirements for becoming a Member or associated with a Member after approval thereof;

(ii) fails to meet any condition placed by the Exchange on such Member or association with a Member;

(iii) violates any agreement with the Exchange; or

(iv) becomes subject to a statutory disqualification under the Exchange Act.

If a Member or person associated with a Member that becomes subject to a statutory disqualification under the Exchange Act wants to continue as a Member of the Exchange or in association with a Member, the Member or associated person must, within thirty (30) days of becoming subject to a statutory disqualification, submit an application to the Exchange seeking to continue as a Member or in association with a Member notwithstanding the statutory disqualification. Failure to timely file such an application is a factor that may be taken into consideration by the Exchange in making determinations pursuant to Rule 303.

Subject to Chapter 15 (Summary Suspension) of the ISE Mercury Rules, which such Rules are Chapter 15 of ISE Rules incorporated by reference, any applicant whose application to become a Member is denied Membership or conditioned, or any person whose association with a Member is denied or conditioned pursuant to Exchange Rule 302, and any Member or person associated with a Member who is not permitted pursuant to Exchange Rule 302 to continue as a Member or to be associated with a Member or which continuance as a Member or association is conditioned, may appeal the Exchange's decision under Chapter 17 (Hearings and Review) of the ISE Mercury Rules, which such Rules are Chapter 17 of ISE Rules incorporated by reference.

In general, the Exchange may discipline Members by expulsion, suspension, limitation of activities, functions, and operations, fine, censure, or any other fitting sanction if a Member fails to: (1) satisfy on a continuing basis the qualification requirements specified by the proposed Exchange Rule 303 as described above; (2) comply with any of the Rules of the Exchange; (3) pay on a timely basis such participation, transaction and other fees as the Exchange shall prescribe; (4) comply with all its agreements with the Exchange; (5) correct a financial or operating difficulty that the Exchange determines should otherwise prevent the Member from continuing to do business with investors, creditors, other Exchange Members, or the Exchange.

As well, any Member that is subject to suspension or termination with regard to access to the Exchange will be afforded an opportunity to be heard under Chapters 16 (Discipline) and 17 (Hearings and Review) of the ISE Mercury Rules, which such Rules are Chapters 16 and 17 of ISE Rules incorporated by reference. The Exchange's regulatory staff (which may include the regulatory staff of FINRA pursuant to a Regulatory Services Agreement) will investigate possible violations for potential disciplinary action. The Exchange will have a Business Conduct Committee that will be charged with the following duties and responsibilities: (a) to order investigations of possible violation of Exchange rules pursuant to Rule 1602; (b) to consider letters of consent in expedited disciplinary actions pursuant to Rule 1603; (c) to provide members for Exchange hearing panel pursuant to Rule 1606; (d) to impose interim sanctions on a respondent in a disciplinary hearing pursuant to Rule 1611; (e) to conduct reviews of Exchange actions regarding minor rule violations pursuant to Rule 1614; (f) to appoint panels to conduct hearings and reviews of Exchange actions pursuant to Rule 1702; and (g) generally to oversee all matters relating to the conduct of disciplinary hearings and hearings for review of Exchange decisions, and to provide the Exchange with advice on ways to improve these procedures. The Committee shall consist of no more than 21 persons, all of whom are employees of Members of ISE Mercury, representing Members as follows: at least three persons shall represent Primary Market Makers ("PMMs"); at least three persons shall represent Competitive Market Makers ("CMMs") that are not also PMMs; and at least four persons shall represent Electronic Access Members ("EAMs") that neither are, nor are affiliated with, a PMM or CMM. A hearing panel will be appointed from among three members of the Exchange's Business Conduct Committee. The hearing panel will conduct a hearing, and will issue a written decision of its findings in accordance with Rule 1607. The respondent or regulatory staff may petition may petition the Board for a review of the hearing panel's decision. The Board may affirm, reverse or modify, in whole or in part, the decision of the hearing panel in accordance with Exchange Rule 1704. The Exchange represents that: (i) the review of a decision of the hearing panel shall be conducted by the Board or a Committee of the Board composed of at least three (3) Directors; and (ii) that any Director who participated in a matter before it was appealed to the Board shall not participate in any review action by the Board concerning that matter. A more detailed description of the Exchange's Discipline process is set forth in the proposed Exchange Rule Chapters 16 (Discipline) and 17 (Hearings and Review) of the ISE Mercury Rules, which such Rules are Chapters 16 and 17 of ISE Rules incorporated by reference.

Description of the Exchange's Regulatory Program

The Exchange will employ a regulatory model that includes services agreements with the International Securities Exchange, LLC ("ISE") and the Financial Industry Regulatory Authority ("FINRA") to conduct various regulatory services on behalf of the Exchange. The services provided under the regulatory program with respect to the Exchange shall be substantially similar to the services provided under the regulatory program of ISE.

The service agreement that the Exchange will enter into with FINRA is referred to as the Regulatory Services Agreement ("RSA"). Pursuant to the RSA, FINRA shall provide to the Exchange services in the following areas:

Member Operation Services – Member Application Review: FINRA will review and assess, on behalf of the Exchange, complete membership applications of broker-dealers seeking membership in the Exchange.

Cross-Market Surveillance Services: FINRA will perform certain cross market surveillance on behalf of the Exchange.

Market Surveillance Investigation Services (Options): At the Exchange's request, FINRA will investigate potential violations of enumerated Exchange market rules, as well as federal securities laws, and rules and regulations thereunder, related to Exchange market activity.

Routine and Cause Examination Services: FINRA will perform examinations related to options, to include the performance of routine and cause examinations for Exchange members to cover enumerated Exchange trading and market and SEC rules.

Disciplinary Processes – Formal Disciplinary Actions: Bringing formal disciplinary actions, including hearing officer services.

Dispute Resolution Services: FINRA will provide arbitration, mediation, and other dispute resolution Services to Exchange Member firms.

As the Exchange will not be a Designated Examining Authority under Section 17d-1 of the Exchange Act, financial responsibility examinations will not be performed by the Exchange. The Exchange will be a participant in the Options Sales Practices Agreement and the Options Surveillance Group both under separate 17d-2 agreements; the former coordinates and allocates options sales practice examinations among the various U.S. options exchanges and the latter designates the options surveillance regulator for common surveillance reviews. The Exchange will also enter into a bi-lateral 17d-2 agreement to allocate regulatory responsibility to the Financial Industry Regulatory Authority for common rules of dual members between ISE Mercury and the Financial Industry Regulatory Authority.

The Exchange proposes to enter into a Facilities Management Agreement ("FMA") with ISE pursuant to which, among other things, ISE shall provide certain services, including legal and regulatory services, to the Exchange. The legal and regulatory services generally include the provision of ISE's regulatory infrastructure, including surveillance programs, legal programs, systems and other operational services required to execute the regulatory program of the Exchange. The Exchange represents that the FMA will contain an obligation on the part of ISE and the Exchange to preserve the other party's information and materials which are confidential, proprietary and/or trade secrets and prevent unauthorized use or disclosure thereof to third parties. The non-legal and regulatory services provided under the FMA shall generally include the following: business management services; facilities management services; IT services, including the provision of all equipment, hardware, and software reasonably necessary for the operation of the business; corporate office services; fiscal services, including maintenance of all financial-related records; audit, accounting and tax services; personnel and customer training services; market data distribution services; marketing services; insurance administration and risk management services; third party contract administration services; and such other general administrative and technical services as may from time to time reasonably be requested by the Exchange.

The Exchange intends to also join the Options Clearing Corporation, the Plan for the Purpose of Developing and Implementing Procedures Designed to Facilitate the Listing and Trading of Standardized Options (i.e., Options Listing Procedures Plan), the Intermarket Symbols Reservation Authority, the Plan for Reporting of Consolidated Options Last Sale Reports and Quotation Information, the National Market System of the Options Regulatory Surveillance Authority, the Options Order Protection and Locked/Crossed Market Plan and the Intermarket Surveillance Group.

The Exchange will have a Chief Regulatory Officer ("CRO") with general day-to-day supervision over the Exchange's regulatory operations, including responsibility for overseeing the Exchange's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Exchange is a party.

The CRO will report to the Exchange's Corporate Governance Committee (the "CGC") and to the President. The CGC will meet regularly with the CRO to review regulatory matters, and the CRO shall meet with the CGC of the Exchange in executive session at regularly scheduled meetings of such committee, and at any time upon request of the CRO or any member of the CGC. In addition to these direct reporting lines, the Exchange Board will retain full power to call the CRO to report directly to the Board as needed and the CRO may call special meetings of the Exchange Board, as necessary. The CGC will monitor the Exchange's regulatory program for sufficiency, effectiveness, and independence; monitor the Exchange to ensure it operates in accordance with Exchange and SEC rules; oversee all facets of the regulatory program, including trade practice and market surveillance; audits, examinations, and other regulatory responsibilities with respect to Members (insuring compliance with Exchange rules) and the conduct of investigations; supervise the CRO; receive an annual report from the CRO assessing the Exchange's self-regulatory program for the Board; recommend changes that would ensure fair and effective regulation; and review regulatory proposals and advise the Board as to whether and how such changes may impact regulation. The Compensation Committee will set compensation for the CRO and the CGC, in its sole discretion, will make hiring and termination decisions with respect to the CRO, in each case taking into consideration any recommendations made by the President. The CGC will be informed about the compensation of the CRO, including factors affecting changes thereto. The CGC will annually review the regulatory budget and specifically inquire into the adequacy of the resources available in the budget for regulatory activities. The CGC will authorize unbudgeted expenditures for necessary regulatory expenses. In addition, the Finance and Audit Committee will provide oversight over the systems of internal controls established by management and the Board and the Exchange's regulatory and compliance process.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name,**

2. **Date of election to membership or acceptance as a participant, subscriber or other user,**

3. **Principal business address and telephone number,**

4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),**

5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and**

6. **The class of membership, participation or subscription or other access.**

Response:

ISE Mercury has not commenced operations and currently has no Members.

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

ISE Mercury has not commenced operations and, therefore, it has no securities that are listed or traded on the Exchange. The Exchange will not list or trade non-option securities. Upon the effectiveness of its Form 1 Application for Registration as a National Securities Exchange, the Exchange intends to trade listed option contracts.

ISE MERCURY, LLC
60 Broad Street
New York, NY 10004

January 7, 2016
Brent J. Fields
Secretary
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Request for Interpretive Guidance Regarding Rule 11a2-2(T) under the Securities Exchange Act of 1934

Dear Mr. Fields:

On January 7, 2016, ISE Mercury, LLC ("ISE Mercury" or the "Exchange") filed with the Securities and Exchange Commission ("Commission") an amended application for registration as a national securities exchange ("Form 1") under Section 6 of the Securities Exchange Act of 1934 (the "Act"). As described in more detail in Exhibit E of the Form 1, ISE Mercury will provide a fully automated electronic options trading platform to buy or sell securities with a continuous, automated matching function and no trading floor. Liquidity on ISE Mercury will be derived from quotes as well as orders to buy and orders to sell submitted to the Exchange electronically by members from remote locations.

ISE Mercury requests that the Staff of the Commission provide interpretive guidance with respect to the application of Rule 11a2-2(T) under the Act to certain transactions effected by ISE Mercury members through the Exchange. Specifically, ISE Mercury requests that the Staff concur in ISE Mercury's conclusion that orders entered through the Exchange will be consistent with Section 11(a)[1] of the Act, and will meet the conditions in paragraphs (a)(2)(i), (a)(2)(ii), and (a)(2)(iii) of Rule 11a2-2(T),[2] for ISE Mercury, including the Facilitation Mechanism ("Facilitation"), Solicited Order Mechanism ("Solicitation"), Price Improvement Mechanism ("PIM"), and Customer Cross Order ("Customer Cross").

ISE Mercury believes that the ISE Mercury order execution algorithms allow ISE Mercury members to meet the requirements of Rule 11a2-2(T) for executions on ISE Mercury, and executions that occur through the Facilitation, Solicitation, PIM, and

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1 15 U.S.C. 78k(a). ("Section 11(a)")

2 ISE Mercury members relying upon Rule 11a2-2(T) would be responsible for their own compliance with (a)(2)(iv) of the Rule.

Customer Cross. Further, ISE Mercury believes the policy concerns Congress sought to address in Section 11(a) of the Act, the time and place advantage members on exchange floors have over non-members off the floor and the general public, are not present for these various transactions entered into ISE Mercury where it is executed on the ISE Mercury book or through any of its auction mechanisms.

I. Discussion

Rule 11a2-2(T) Interpretive Request

Section 11(a) of the Act[3] prohibits a member of a national securities exchange from effecting transactions on the exchange for its own account, the account of an associated person, or an account in which it or an associated person exercises investment discretion (collectively, "covered accounts"), unless an exception applies. The purpose of Section 11(a) is to address trading advantages enjoyed by exchange members and conflicts of interest in money management.[4] In particular, as the Commission has stated, Congress enacted Section 11(a) out of concern about members benefiting in their principal transactions from special "time and place" advantages associated with floor trading – such as the ability to "execute decisions faster than public investors."[5]

Section 11(a) includes several exceptions from the general prohibition for principal transactions that contribute to the fairness and orderliness of exchange transactions or do not reflect any time and place advantages. For example, Section 11(a)(1) provides that the prohibition on principal transactions does not apply to transactions by a dealer acting in the capacity of a market maker,[6] bona fide arbitrage, risk arbitrage or hedge transactions,[7] transactions by an odd lot dealer,[8] and transactions made to offset errors.[9]

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3 15 U.S.C. 78k(a)(1).

4 See Securities Reform Act of 1975, Report of the House Comm. On Interstate and Foreign Commerce, H.R. Rep. No. 94-123, 94th Cong., 1st Sess. (1975) ("House Report"); Securities Acts Amendments of 1975, Report of the Senate Comm. On Banking, Housing and Urban Affairs, S. Rep. No. 94-75, 94th Cong., 1st Sess. (1975).

5 See Securities Exchange Act Release No. 14563 (March 14, 1978), 43 FR 11542, 11543 (March 17, 1978) ("March 1978 Release"); Securities Exchange Act Release No. 14713 (April 27, 1978), 43 FR 18557, 18558 ("April 1978 Release"); Securities Exchange Act Release No. 15533 (January 29, 1979), 44 FR 6084, 6092 ("1979 Release"); House Report, supra n. 4, at 54-57.

6 Section 11(a)(1)(A) of the Act.

7 Section 11(a)(1)(D) of the Act.

8 Section 11(a)(1)(B) of the Act.

9 Section 11(a)(1)(F) of the Act.

ISE Mercury has analyzed the application of Section 11(a) of the Act and the rules thereunder relative to orders executed on ISE Mercury, including the Facilitation, Solicitation, Customer Cross and PIM. For the reasons discussed below, ISE Mercury believes that it is consistent with the stated objectives of Section 11(a) of the Act, and that members entering orders into ISE Mercury would satisfy the conditions of Rule 11a2-2(T). ISE Mercury believes that its order execution algorithm allows members to meet the requirements of Rule 11a2-2(T) for executions on ISE Mercury, including the Facilitation, Solicitation, PIM, and Customer Cross. As such, ISE Mercury respectfully requests that the Staff concur in these conclusions.

Facilitation Mechanism

The Facilitation Mechanism is a process set forth in Rule 716(d) by which an Electronic Access Member ("EAM") can execute a transaction of a block-size order it represents as agent, and/or a transaction wherein the EAM solicited interest to execute against a block-size order it represents as agent. EAMs must be willing to execute the entire size of orders entered into the Facilitation Mechanism. Upon the entry of an order into the Facilitation Mechanism, a broadcast message will be sent and members will be given an opportunity to enter Responses with the prices and sizes at which they want to participate in the facilitation of the order.[10] Responses may be priced at the price of the order to be facilitated or at a better price and must not exceed the size of the order to be facilitated. At the end of the period given for the entry of Responses, the facilitation order will be automatically executed.

Unless there is sufficient size to execute the entire facilitation order at a better price, Priority Customer bids (offers) at the time the facilitation order is executed that are priced higher (lower) than the facilitation price will be executed at the facilitation price. Professional Orders and market maker quotes at the time the facilitation order is executed that are priced higher (lower) than the facilitation price will be executed at their stated price, thereby providing the order being facilitated a better price for the number of contracts associated with such higher bids (lower offers). The facilitating EAM will execute at least forty percent (40%) of the original size of the facilitation order, but only after better-priced Responses, orders and quotes, as well as Priority Customer Orders at the facilitation price, are executed in full. Thereafter, Responses, quotes and Professional Orders at the facilitation price will participate in the execution of the facilitation order based upon the percentage of the total number of contracts available at the facilitation price that is represented by the size of the Response, Professional Order or quote.

Upon entry of an order into the Facilitation Mechanism, the facilitating EAM can elect to automatically match the price and size of orders, quotes and Responses received

[10] A "broadcast message" means an electronic message that is sent by the Exchange to all members, and a "Response" means an electronic message that is sent by members in response to a broadcast message. Rule 716(b).

during the exposure period up to a specified limit price or without specifying a limit price. In this case, the facilitating EAM will be allocated its full size at each price point, or at each price point within its limit price if a limit is specified, until a price point is reached where the balance of the order can be fully executed. At such price point, the facilitating member shall be allocated at least forty percent (40%) of the original size of the facilitation order, but only after Priority Customer interest at such price point. Thereafter, all other orders, Responses, and quotes at the price point will participate in the execution of the facilitation order based upon the percentage of the total number of contracts available at the facilitation price that is represented by the size of the order, Response or quote. An election to automatically match better prices cannot be cancelled or altered during the exposure period.

Solicited Order Mechanism

The Solicited Order Mechanism is a process set forth in Rule 716(e) by which an EAM can attempt to execute all-or-none orders of 500 or more contracts it represents as agent (the "Agency Order") against contra orders that it solicited. Upon entry of both orders into the Solicited Order Mechanism at a proposed execution price, a broadcast message will be sent and members will be given an opportunity to enter Responses with the prices and sizes at which they would be willing to participate in the execution of the Agency Order. At the end of the period given to members to enter Responses, the Agency Order will be automatically executed in full or cancelled.

If at the time of execution there is insufficient size to execute the entire Agency Order at an improved price (or prices), the Agency Order will be executed against the solicited order at the proposed execution price so long as, at the time of execution: (1) the execution price is equal to or better than the best bid or offer on ISE Mercury and (2) there are no Priority Customer Orders on ISE Mercury that are priced equal to the proposed execution price. If there are Priority Customer Orders on ISE Mercury on the opposite side of the Agency Order at the proposed execution price and there is sufficient size to execute the entire size of the Agency Order, the Agency Order will be executed against the bid or offer, and the solicited order will be cancelled. The aggregate size of all orders, quotes and Responses at the bid or offer will be used to determine whether the entire Agency Order can be executed. Both the solicited order and Agency Order will be cancelled if an execution would take place at a price that is inferior to the best bid or offer on ISE Mercury, or if there is a Priority Customer on the book at the proposed execution price but there is insufficient size on ISE Mercury to execute the entire Agency Order. If at the time of execution there is sufficient size to execute the entire Agency Order at an improved price (or prices), the Agency Order will be executed at the improved price(s) and the solicited order will be cancelled. The aggregate size of all orders, quotes and Responses at each price will be used to determine whether the entire agency order can be executed at an improved price (or prices). When executing the Agency Order, Priority Customer Orders will be executed first. Professional Orders and market maker quotes participate in the execution of the Agency Order based upon the percentage of the total number of contracts available at the best price that is represented by the size of the Professional Order or market maker quote.

Price Improvement Mechanism

The Price Improvement Mechanism, or PIM, is a process set forth in Rule 723 whereby an EAM can provide price improvement opportunities for a transaction wherein the EAM seeks to facilitate an order it represents as agent, and/or a transaction wherein the EAM solicited interest to execute against an order it represents as agent (a "Crossing Transaction"). A Crossing Transaction is comprised of the order the EAM represents as agent (the "Agency Order") and a counter-side order for the full size of the Agency Order (the "Counter-Side Order"). The Counter-Side Order may represent interest for the member's own account, or interest the member has solicited from one or more other parties, or a combination of both.

Upon entry of a Crossing Transaction into the PIM, a broadcast message will be sent and members will be given an opportunity to enter Responses with the prices and sizes at which they would be willing to participate in the execution of the Agency Order. At the end of the period given for the entry of Responses the Agency Order will be automatically executed. The Agency Order will receive executions at multiple price levels if there is insufficient size to execute the entire order at the best price.

At a given price, the Exchange will execute Priority Customer interest such that all Priority Customer interest resting on the order book is satisfied before any other interest. After Priority Customer interest at a given price point has been satisfied, remaining contracts will be allocated among other quotes and orders based upon the percentage of the total number of contracts available at the price that is represented by the size of the members' interest. In the case where the Counter-Side Order is at the same price as other member interest, the Counter-Side order will be allocated the greater of one contract or forty percent (40%) of the initial size of the Agency Order before the other member interest is executed.

Upon entry of Counter-Side orders, members can elect to automatically match the price and size of orders, quotes and Responses received during the exposure period up to a specified limit price or without specifying a limit price. In this case, the Counter-Side order will be allocated its full size at each price point, or at each price point within its limit price if a limit is specified, until a price point is reached where the balance of the order can be fully executed. At such price point, the Counter-Side order shall be allocated the greater of one contract or forty percent (40%) of the original size of the Agency Order, but only after Priority Customer Orders at such price point are executed in full. Thereafter, all other orders, Responses, and quotes at the price point will participate in the execution of the Agency Order based upon the percentage of the total number of contracts available at the price that is represented by the size of the order, Response or quote. An election to automatically match better prices cannot be cancelled or altered during the exposure period.

When a market order or marketable limit order on the opposite side of the market from the Agency Order ends the exposure period, it will participate in the execution of the Agency Order at the price that is mid-way between the best counter-side interest and the NBBO, so that both the market or marketable limit order and the Agency Order receive price improvement. Transactions will be rounded, when necessary, to the one cent increment that favors the Agency Order.

Customer Cross Orders

Customer Cross Orders under Rule 721(a) are automatically executed upon entry provided that the execution is at or between the best bid and offer on ISE Mercury and is not at the same price as a Priority Customer Order on ISE Mercury's limit order book and will not trade through the NBBO. Customer Cross Orders will be automatically canceled if they cannot be executed and may only be entered in the regular trading increments applicable to the options class.[11]

A. Effect-versus-Execute Rule

In addition to the statutory exceptions to Section 11(a), the Commission has adopted Rule 11a2-2(T)[12] under the Act, which is known as the "effect-versus-execute" rule. Rule 11a2-2(T) permits an exchange member, subject to certain conditions, to effect transactions for covered accounts by arranging for an unaffiliated exchange member to execute the transactions directly on the exchange floor. Specifically, the conditions of the "effect-versus-execute" rule's conditions are that the member:

(1) must transmit the order from off the exchange floor;
(2) may not participate in the execution of the transaction once it has been transmitted to the member performing the execution;[13]
(3) may not be affiliated with the executing member, and
(4) with respect to an account over which the member has investment discretion, neither the member nor any of its associated persons may retain any compensation in connection with effecting the transaction without express written consent from the person authorized to transact business for the account in accordance with the rule.

The Commission has stated that these four requirements were "designed to put members and non-members on the same footing, to the extent practicable, in light of the purposes of Section 11(a)."[14] If a transaction meets the four conditions of the effect-versus-execute rule, it will be deemed to be in compliance with Section 11(a)(1), the protection of investors and the maintenance of fair and orderly markets.[15] For the reasons set forth below, ISE Mercury believes the structural and operational characteristics of ISE

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11 Rule 710.

12 17 CFR 240.11a2-2(T).

13 The member may, however, participate in clearing and settling the transaction.

14 April 1978 Release, supra n. 5, at 18560.

15 Rule 11a2-2(T)(e).

Mercury, including the Facilitation, Solicitation, PIM, and Customer Cross, are consistent with the stated objectives of Section 11(a) of the Act, and that all users would be placed on the "same footing," as intended by Rule 11a2-2(T).

The Commission has recognized and accommodated the functioning of facilities of electronic exchanges under Rule 11a2-2(T).[16] In addition, the Commission and its staff have permitted exchanges to sponsor innovative trading systems in reliance on Rule 11a2-2(t), based on the exchanges' representations that such facilities, by design, do not provide any special time and place advantage to members.[17] In particular, the Commission has stated, in the context of certain automated execution systems, that where the execution is performed on an automated basis by the facility itself, "the member would not retain any ability to control the timing of the execution or otherwise enjoy the kind of special order-handling advantages inherent in being on an exchange floor."[18] Rule 11a2-2(T) thus has been applied by the Commission in a functional manner, taking into account the structural characteristics that distinguish the operation of an automated execution system from traditional exchange floor activities. This approach represents the sensible conclusion by the Commission and its staff that implementation of Section 11(a) should reflect the "continuing rapid pace of economic, technological and regulatory changes in the market."[19]

B. Application to ISE Mercury

As noted above, ISE Mercury, including the Facilitation, Solicitation, PIM, and Customer Cross, will provide an electronic trading system that may be utilized by members to effect the purchase and sale of securities. This system provides for, or results in, automated execution of orders. In light of the automated execution services provided by ISE Mercury, no member will enjoy any special control over the timing and execution or special order handling advantages in effecting transactions through the ISE Mercury system, including the Facilitation, Solicitation, PIM, and Customer Cross, as all orders

[16] See Arca Order, infra n. 17; 1979 Release, supra n. 5 (consideration of the Multiple Dealer Trading Facility of the CSE).

[17] See, e.g., Securities Exchange Act Release No.44983 (October 25, 2001), 66 FR 55225 (November 1, 2001) (approving Archipelago Exchange) ("Arca Order"); Letter from Larry E. Bergmann, Senior Associate Director, Division of Market Regulation, SEC, to Edith Hallahan, Associate General Counsel, Philadelphia Stock Exchange, Inc. ("Phlx") (March 24, 1999) ("VWAP Letter"); Letter from Catherine McGuire, Chief Counsel, Division of Market Regulation, SEC, to David E. Rosedahl, PCX (November 30, 1998) ("OptiMark Letter") (Regarding PCX Application to OptiMark); Letter from Brandon Becker, Director, Division of Market Regulation, SEC, to George T. Simon, Partner, Foley & Lardner (November 30, 1994) ("Chicago Match Letter"); Securities Exchange Act Release No. 29237 (May 24, 1991), 56 FR 24853 (May 31, 1991) (approving the NYSE's Off-Hours Trading Facility).

[18] 1979 Release, supra n. 5, at 6087, n. 35.

[19] 1979 Release, supra n. 5, at 6087.

will be processed for execution by computer, rather than being handled manually by a member. Because these processes prevent members from gaining any time and place advantage once an order is transmitted through the systems, ISE Mercury believes that the ISE Mercury system, including the Facilitation, Solicitation, PIM, and Customer Cross, satisfies three of the four conditions of the "effect-versus-execute" rule, as well as the general policy objectives of Section 11(a). Of course, ISE Mercury members relying on Rule 11a2-2(T) also must comply with the fourth condition of the Rule with respect to discretionary accounts, and ISE Mercury would enforce this requirement pursuant to its obligation under Section 6(b)(1) of the Act to enforce compliance with the federal securities laws.

1. Off-Floor Transmission

Rule 11a2-2(T) requires the orders for a covered account transaction to be transmitted from off the exchange floor.[20] In considering the application of this condition to a number of automated trading and order-handling facilities operated by national securities exchanges, the Commission has deemed the off-floor requirement to be met if the order is transmitted from off the floor directly to the exchange floor by electronic means.[21]

ISE Mercury does not have a trading floor, and like other automated systems, receives orders electronically through remote terminals or computer-to-computer interfaces. Orders sent to ISE Mercury, regardless of where it executes within the ISE Mercury system, including Facilitation, Solicitation, PIM, or as a Customer Cross, will be transmitted from remote terminals directly to ISE Mercury by electronic means. Therefore, orders electronically received through ISE Mercury satisfies the off-floor transmission requirement for purposes of the "effect-versus-execute" rule.[22]

20 Rule 11a2-2(T)(a)(ii).

21 See Securities Exchange Act Release No. 58375 (August 18, 2008), 73 FR 49498 (August 21, 2008) (File No. 10-182) ("BATS Exchange"). See Securities Exchange Act Release Nos. 53128 (January 13, 2006), 71 FR 3550 (January 23, 2006) (File No. 10-131) ("Nasdaq Exchange Registration Order") and Securities Exchange Act Release Nos. 49068 (January 13, 2004), 69 FR 2775 (January 20, 2004) (order approving the Boston Options Exchange as an options trading facility of the Boston Stock Exchange); Arca Order, supra n. 17; 29237 (May 24, 1991), 56 FR 24853 (May 31, 1991) (regarding NYSE's Off-Hours Trading Facility); 1979 Release, supra n. 5 (regarding the American Stock Exchange ("Amex") Post Execution Reporting System, the Amex Switching System, the Intermarket Trading System, the Multiple Dealer Trading Facility of the Cincinnati Stock Exchange, the PCX Communications and Execution System, and the Philadelphia Stock Exchange's ("Phlx") Automated Communications and Execution System and March 1978 Release, supra n. 5 (regarding the NYSE's Designated Order Turnaround System).

22 The Commission has not considered the lack of a traditional physical trading floor to be an impediment to the satisfaction of the off-floor requirement. See, e.g., Arca

2. Non-Participation in Order Execution

The "effect-versus-execute" rule further provides that the exchange member and its associated persons may not participate in the execution of the transaction once the order has been transmitted. This requirement originally was intended to prevent members with their own floor brokers from using those persons to influence or guide their orders' executions.[23] It does not preclude members from canceling or modifying orders, or from modifying instructions for executing orders, after they have been transmitted as long as such cancellations or modifications are also transmitted from off the exchange floor.[24]

In analyzing the application of the non-participation requirement to automated execution facilities, the Commission specifically noted in regards to Phlx's PACE and PCX's COMEX systems that (1) "the initiating member relinquishes any ability to influence or guide the execution of its order at the time that order is transmitted into the system" and (2) "[w]hile the execution of the order is thereafter automatic and does not involve any independent executing member, the design of those systems insures that members do not possess any special or unique trading advantages in handling their orders after transmitting them to the floors of the Phlx or the PSE."[25] As a result, orders transmitted to PACE and COMEX systems were deemed to comply with the non-participation requirement. Additionally, the Commission's staff provided similar interpretations concerning the Archipelago Exchange facility, the VWAP Trading System, Optimark and the Chicago Match, stating that a member does not retain the ability to influence or guide the execution of an order after the member submits the order to these systems.[26]

Based on these prior interpretations, orders submitted through ISE Mercury systems including the Facilitation, Solicitation, PIM, and Customer Cross, also meet the non-participation requirement. ISE Mercury represents that at no time following the submission of an order is a member able to acquire control or influence over the result or timing of an order's execution. All orders on ISE Mercury and through Facilitation, Solicitation, PIM, and Customer Cross will be centrally processed and executed automatically by ISE Mercury. Specifically, orders sent to ISE Mercury will be transmitted from remote terminals directly to the system by electronic means. Once an order is submitted to ISE Mercury, the order is executed against another based on the

---

Order, supra n. 17; 1979 Release, supra n. 5 (discussing the CSE's satisfaction of this requirement with respect to its multiple dealer trading system).

23 See generally March 1978 Release, supra n. 5.

24 See id.

25 See 1979 Release, supra n. 5 at n. 25.

26 Arca Order, supra n. 17; VWAP Letter, supra n. 17; OptiMark Letter, supra n. 17; and Chicago Match Letter, supra n. 17.

established matching algorithms for ISE Mercury, Facilitation, Solicitation, PIM, and Customer Cross. Trades will execute when orders or quotations on ISE Mercury match one another based on their priority. The execution does not depend on the participant but rather upon what other orders are entered into ISE Mercury, Facilitation, Solicitation, PIM, and Customer Cross at or around the same time as the subject order, what orders are on ISE Mercury, or submitted as Responses, and where the order is ranked based on priority ranking algorithm. Therefore, at no time following the submission of an order is a member able to acquire control or influence over the result or timing of orders generated.[27] Accordingly, ISE Mercury believes that the non-participation requirement is met when orders are executed automatically through use of the ISE Mercury system including the Facilitation, Solicitation, PIM, and Customer Cross.

3. Execution Through Unaffiliated Member

Although the third condition of Rule 11a2-2(T) is that the order must be executed by an exchange member that is unaffiliated with the member initiating the order, the Commission has recognized in the past that this requirement may be met where automated exchange facilities are used. For example, in considering the operations of BATS, Arca, COMEX and PACE, among other systems, the Commission or its staff noted that, while there is no independent executing exchange member, the execution of an order is automatic once it has been transmitted into the systems.[28] Because the design of this system ensures that members do not possess any special or unique trading advantages in handling their orders after transmitting them to the exchange floors or the exchange's electronic trading facility, the Commission or its staff have stated or not objected to the exchanges' conclusion that executions obtained through these systems satisfy the independent execution requirements of Rule 11a2-2(T).[29] This principal is directly applicable to the ISE Mercury system including the Facilitation, Solicitation, PIM, and Customer Cross, in that the design of the system ensures that ISE Mercury members do not have any special or unique trading advantages in handling of orders after

[27] See, also, letter to David Shillman, Associate Director, Division of Trading and Markets, Commission, from J. Craig Long, Foley & Lardner LLP, dated June 24, 2008 ("BATS Exchange 11(a) Letter"). The member may cancel or modify the order, or modify the instructions for executing the order, but only from off the Exchange floor. Id. The Commission has stated that the non-participation requirement is satisfied under such circumstances so long as such modifications or cancellations are also transmitted from off the floor. See March 1978 Release, supra. n. 5 (stating that the "non-participation requirement does not prevent initiating members from canceling or modifying orders (or the instructions pursuant to which the initiating member wishes orders to be executed) after the orders have been transmitted to the executing member, provided that any such instructions are also transmitted from off the floor").

[28] Id; 1979 Release, supra n. 5; Arca Order, supra n. 17.

[29] 1979 Release, supra n. 5; Arca Order, supra n. 17; VWAP Letter, supra n. 17; OptiMark Letter, supra n. 17; Chicago Match Letter, supra n. 17.

transmission. Accordingly, an ISE Mercury member effecting a transaction by utilizing the ISE Mercury system including the Facilitation, Solicitation, PIM, and Customer Cross, satisfies the requirement for execution through an unaffiliated member.

4. Non-Retention of Compensation

Finally, Rule 11a2-2(T) requires that, in the case of a transaction effected for an account with respect to which an exchange member or an associated person therof exercises investment discretion, neither the member nor its associated person may retain any compensation in connection with effecting the transaction without the express written consent of the person authorized to transact business for the account, given in accordance with the rule.[30] ISE Mercury members relying on Rule 11a2-2(T) for transactions effected through the system must comply on their own with this condition of the rule.

In sum, ISE Mercury emphasizes that its system does not provide members with a time and place advantage because members do not possess (1) any special or unique trading advantages in handling their orders, or (2) the ability to influence or guide an order once that order enters the system.

Conclusion

ISE Mercury requests that the Commission adopt a flexible approach to the application of Section 11(a) to ISE Mercury in connection with its application for registration as a national securities exchange, consistent with past precedent and the policy underlying its current rules. If you have any questions, please contact me at (212) 897-0230.

Sincerely,

Michael Simon
General Counsel, Secretary and Chief Regulatory Officer

---

[30] 17 CFR 240.11a2-2(T)(a)(2)(iv.). In addition, Rule 11a2-2(T)(d) requires a member or associated person authorized by written contract to retain compensation, in connection with effecting transactions for covered accounts over which such member or associated person thereof exercises investment discretion, to furnish at least annually to the person authorized to transact business for the account a statement setting forth the total amount of compensation retained by the member in connection with effecting transactions for the account during the period covered by the statement. See 17 CFR 240.11a2-2(t)(d). See also March 1978 Release, supra n. 5 (stating "[t]he contractual and disclosure requirements are designed to assure that accounts electing to permit transaction-related compensation do so only after deciding that such arrangements are suitable to their interests").

ISE MERCURY, LLC

RULES

Table of Contents

CHAPTER 1

Definitions

Rule 100. Definitions

(a) The following terms, when used in these Rules, shall have the meanings specified in this Chapter 1, unless the context indicates otherwise. Any term defined in Article XIII of the Constitution of ISE Mercury, LLC (the "Constitution") and not otherwise defined in this Chapter shall have the meaning assigned in Article XIII of the Constitution.

(1) The term "**aggregate exercise price**" means the exercise price of an options contract multiplied by the number of units of the underlying security covered by the options contract.

(2) The term "**American-style option**" means an options contract that, subject to the provisions of Rule 1100 (relating to the cutoff time for exercise instructions) and to the Rules of the Clearing Corporation, can be exercised on any business day prior to its expiration date and on its expiration date.

(3) The term "**associated person**" or "**person associated with a Member**" means any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member or any employee of a Member.

(4) The term **"bid"** means a quote or limit order to buy one or more options contracts.

(5) The term "**board of directors**" or "**Board**" has the meaning set forth in Article I of the LLC Agreement.

(6) The term "**call**" means an options contract under which the holder of the option has the right, in accordance with the terms of the option, to purchase from the Clearing Corporation the number of shares of the underlying security covered by the options contract.

(7) The term "**class of options**" means all options contracts covering the same underlying security.

(8) The term "**Clearing Corporation**" means The Options Clearing Corporation.

(9) The term "**Clearing Member**" means a Member that is self-clearing or an Electronic Access Member that clears Exchange transactions for other Members of the Exchange.

(10) The term "**closing purchase transaction**" means an Exchange transaction that will reduce or eliminate a short position in an options contract.

(11) The term "**closing writing transaction**" means an Exchange transaction that will reduce or eliminate a long position in an options contract.

(12) The term "**CMM Rights**" has the meaning set forth in Article VI of the LLC Agreement.

(13) The term "**covered short position**" means (i) the obligation of a writer of a call option is secured by a "specific deposit" or an "escrow deposit" meeting the conditions of Rule 710(f) or 710(h), respectively, of the Rules of the Clearing Corporation, or the writer holds in the same account as the short position, on a share-for-share basis, a long position either in the underlying security or in an options contract of the same type and class of options where the exercise price of the options contract in such long position is equal to or less than the exercise price of the options contract in such short position; and (ii) the writer of a put option holds in the same account as the short position, on a share-for-share basis, a long position in an options contract of the same type and class of options where the exercise price of the options contract in such long position is equal to or greater than the exercise price of the options contract in such short position.

(14) The term "**discretion**" means the authority of a broker or dealer to determine for a customer the type of option, the class or series of options, the number of contracts, or whether options are to be bought or sold.

(15) The term "**EAM Rights**" has the meaning set forth in Article VI of the LLC Agreement.

(16) The term "**European-style option**" means an options contract that, subject to the provisions of Rule 1100 (relating to the cutoff time for exercise instructions) and to the Rules of the Clearing Corporation, can be exercised only on its expiration date.

(16) The term "**Exchange Act**" means the Securities Exchange Act of 1934 and the rules and regulations thereunder, as amended from time to time.

(17) The term "**Exchange Rights**" means the PMM Rights, CMM Rights and EAM Rights collectively.

(18) The term "**exercise price**" means the specified price per unit at which the underlying security may be purchased or sold upon the exercise of an options contract.

(19) The term "**Federal Reserve Board**" means the Board of Governors of the Federal Reserve System.

(20) The terms "**he**," "**him**" or "**his**" shall be deemed to refer to persons of female as well as male gender, and to include organizations, as well as individuals, when the context so requires.

(21) The term "**ISE**" means the International Securities Exchange, LLC, a national securities exchange.

(21A) The term "**ISE Gemini**" means ISE Gemini, LLC, a national securities exchange.

(22) The term "**long position**" means a person's interest as the holder of one or more options contracts.

(22A) The term "**LLC Agreement**" means the Limited Liability Company Agreement of the Exchange, dated as of [ ], as amended from time to time.

(23) The term "**Member**" means an organization that has been approved to exercise trading rights associated with Exchange Rights.

(24) The term "**Membership**" refers to the trading privileges associated with Exchange Rights.

(25) The term "**market makers**" refers to "Competitive Market Makers" and "Primary Market Makers" collectively.

(26) The term "**Market Maker Rights**" refers to PMM Rights and CMM Rights collectively.

(27) The term "**Non-Customer**" means a person or entity that is a broker or dealer in securities.

(28) The term "**Non-Customer Order**" means an order for the account of a Non-Customer.

(29) The term "**offer**" means a quote or limit order to sell one or more options contracts.

(30) The term "**opening purchase transaction**" means an Exchange transaction that will create or increase a long position in an options contract.

(31) The term "**opening writing transaction**" means an Exchange transaction that will create or increase a short position in an options contract.

(31A) The term "**Voluntary Professional**" means any Public Customer that elects, in writing, to be treated in the same manner as a broker or dealer in securities for purposes of Rules 713, 716, and 723, as well as the Exchange's schedule of fees.

(32) The term "**options contract**" means a put or a call issued, or subject to issuance by the Clearing Corporation pursuant to the Rules of the Clearing Corporation.

(33) The term "**OPRA**" means the Options Price Reporting Authority.

(34) The term "**order**" means a commitment to buy or sell securities, the permitted types of which are set forth in Rule 715.

(35) The term "**outstanding**" means an options contract which has been issued by the Clearing Corporation and has neither been the subject of a closing writing transaction nor has reached its expiration date.

(36) The term "**PMM Rights**" has the meaning set forth in Article VI of the LLC Agreement.

(37) The term "**primary market**" means the principal market in which an underlying security is traded.

(37A) The term "**Priority Customer**" means a person or entity that (i) is not a broker or dealer in securities, and (ii) does not place more than 390 orders in listed options per day on average during a calendar month for its own beneficial account(s).

(37B) The term "**Priority Customer Order**" means an order for the account of a Priority Customer.

(37C) The term "**Professional Order**" means an order that is for the account of a person or entity that is not a Priority Customer.

(38) The term "**Public Customer**" means a person or entity that is not a broker or dealer in securities.

(39) The term "**Public Customer Order**" means an order for the account of a Public Customer.

(40) The term "**put**" means an options contract under which the holder of the option has the right, in accordance with the terms and provisions of the option, to sell to the Clearing Corporation the number of shares of the underlying security covered by the options contract.

(41) The term "**Quarterly Options Series**" means a series in an options class that is approved for listing and trading on the Exchange in which the series is opened for trading on any business day and that expires at the close of business on the last business day of a calendar quarter.

(42) The term "**quote**" or "**quotation**" means a bid or offer entered by a market maker that updates the market maker's previous bid or offer, if any.

(43) The term "**Rules of the Clearing Corporation**" means the Certificate of Incorporation, the By-laws and the Rules of the Clearing Corporation, and all written interpretations thereof, as the same may be in effect from time to time.

(44) The term "**SEC**" means the United States Securities and Exchange Commission.

(45) The term "**series of options**" means all options contracts of the same class having the same exercise price and expiration date.

(46) The term "**short position**" means a person's interest as the writer of one or more options contracts.

(47) The term "**Short Term Option Series**" means a series in an option class that is approved for listing and trading on the Exchange in which the series is opened for trading on any Thursday or Friday that is a business day and that expires on the Friday of the following business week that is a business day. If a Friday is not a business day, the series may be opened (or shall expire) on the first business day immediately prior to that Friday.

(48) The term "**SRO**" means a self-regulatory organization as defined in Section 3(a)(26) of the Exchange Act.

(49) The term "**type of option**" means the classification of an options contract as either a put or a call.

(50) The term "**uncovered**" means a short position in an options contract that is not covered.

(51) The term "**underlying security**" means the security that the Clearing Corporation shall be obligated to sell (in the case of a call option) or purchase (in the case of a put option) upon the valid exercise of an options contract.

CHAPTER 2

Administration

Rule 200. Establishment of Committees

The Chief Executive Officer and President, with the approval of the Board, shall appoint any committee members that are not Directors to committees established upon delegated authority by the Board as set forth in the Constitution, or established by the Chief Executive Officer and President pursuant to authority delegated to him by the Board.

Rule 201. Removal of Committee Members

The Chief Executive Officer and President may, with the approval of the Board, remove any committee member for refusal, neglect, or inability to discharge such committee member's duties.

Rule 202. Committee Procedures

Except as otherwise provided in the Constitution, the Rules or resolution of the Board, each committee shall determine its own time and manner of conducting its meetings, and the vote of a majority of the members of a committee present at a meeting at which a quorum is present shall be the act of the committee. Committees may act informally by written consent of all of the members of the committee.

Rule 203. General Duties and Powers of Committees

Each committee shall administer the provisions of the Constitution and the Rules pertaining to matters within its jurisdiction. Each committee shall have such other powers and duties as may be delegated to it by the Board. Each committee is subject to the control and supervision of the Board.

Rule 204. Divisions of the Exchange

The divisions of the Exchange shall include the Regulatory Division and such other Divisions as the Chief Executive Officer and President, with the approval of the Board, may establish. The Chief Executive Officer and President shall appoint a head of every Division and may designate departments within each Division.

Rule 205. Participant Fees

The fees payable by Members shall be fixed from time to time by the Exchange. Fees shall be payable in full on the first day of each month on a nonrefundable basis and shall be applied to the month beginning on that day.

Rule 206. Liability for Payment of Fees

(a) A Member that does not pay any dues, fees, assessments, charges, fines or other amounts due to the Exchange within thirty (30) days after they have become payable shall be reported to the Chief Executive Officer and President, who may, after giving reasonable notice to the Member of such arrearages, suspend the Member's trading privileges until payment is made.

(b) A person associated with a Member who fails to pay any fine or other amounts due to the Exchange within thirty (30) days after such amount has become payable and after reasonable notice of such arrearages, may be suspended from association with a Member until payment is made.

Rule 207. Exchange's Costs of Defending Legal Proceedings

(a) Any Member or person associated with a Member who fails to prevail in a lawsuit or other legal proceeding instituted by such person against the Exchange or any of its Directors, officers, committee members, employees or agents, and related to the business of the Exchange, shall pay to the Exchange all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed fifty thousand dollars ($50,000).

(b) Paragraph (a) of this Rule shall not apply to disciplinary actions by the Exchange, to administrative appeals of Exchange actions or in any specific instance where the Board has granted a waiver of this provision.

Rule 208. Sales Value Fee

The Sales Value Fee is assessed by the Exchange to each Member for sales on the Exchange with respect to which the Exchange is obligated to pay a fee to the Commission under Section 31 of the Exchange Act. To the extent that there may be any excess monies collected under this rule, the Exchange may retain those monies to help fund its general operating expenses. The sales transactions to which the fee applies are sales of options (other than options on a security index) and the sales of securities resulting from the exercise of physical-delivery options. The fee is collected indirectly from Members through their clearing firms by the Clearing Corporation on behalf of ISE Mercury with respect to options sales and options exercises. The Sales Value Fee is equal to (a) the Section 31 fee rate multiplied by (b) the Member's aggregate dollar amount of covered sales resulting from options transactions occurring on the Exchange during any computational period.

CHAPTER 3

Membership

Rule 300. Membership

The Exchange shall issue Memberships that confer the ability to transact on the Exchange. There is no limit on the number of Memberships that may be issued by the Exchange. In addition, in no event shall the Exchange act in a manner under this paragraph that does not comply with the provisions of Section 6(c)(4) of the Exchange Act.

Rule 301. Qualification of Members

(a) A Member of the Exchange may be a corporation, partnership, or LLC. Each Member must:

(1) be a broker-dealer registered pursuant to Section 15 of the Exchange Act; and

(2) meet the qualifications for a Member in accordance with Exchange Rules applicable thereto.

(b) A Member that does not maintain an office in the United States responsible for preparing and maintaining financial and other reports required to be filed with the Commission and the Exchange must:

(1) prepare all such reports, and maintain a general ledger chart of account and any description thereof, in English and U.S. dollars;

(2) reimburse the Exchange for any expense incurred in connection with examinations of the Member to the extent that such expenses exceed the cost of examining a Member located within the continental United States; and

(3) ensure the availability of an individual fluent in English and knowledgeable in securities and financial matters to assist representatives of the Exchange during examinations.

(c) Every Member shall have as the principal purpose of being a Member the conduct of a securities business. Such a purpose shall be deemed to exist if and so long as:

(1) the Member has qualified and acts in respect of its business on the Exchange in one or more of the following capacities: (i) an Electronic Access Member; (ii) a Primary Market Maker; or (iii) a Competitive Market Maker; and

(2) all transactions effected by the Member are in compliance with Section 11(a) of the Exchange Act and the rules and regulations adopted

thereunder.

Rule 302. Member Application Procedures

(a) *ISE or ISE Gemini Members.* An ISE Member or ISE Gemini Member in good standing is eligible to become an ISE Mercury Member of the same category (i.e., an ISE or ISE Gemini PMM Member is eligible to become an ISE Mercury PMM Member, an ISE or ISE Gemini CMM Member is eligible to become an ISE Mercury CMM Member and an ISE or ISE Gemini EAM Member is eligible to become an ISE Mercury EAM Member). ISE and ISE Gemini Member applicants are not required to complete and submit an Exchange application. Instead, only Exchange forms concerning electing to trade on the Exchange, submitting to the Exchange's jurisdiction, and operational matters need to be completed and tendered.

(b) *Non-ISE or ISE Gemini Members.* All applicants seeking to become a Member of the Exchange that are not ISE or ISE Gemini Members must submit an application to the Exchange in accordance with such procedures as shall be established by the Exchange via regulatory circular including submission deadlines and payment of any applicable application fees. The Exchange shall provide non-ISE or ISE Gemini Members with at least sixty (60) days advance written notice of the date upon which the Exchange shall allocate options classes and appoint market makers pursuant to Exchange Rule 802 in order to ensure that these Members have a reasonable opportunity to participate in those processes. A market participant must have completed a membership application to be eligible to participate in the processes set forth in Rule 802. In addition, the following shall apply:

(i) Applications must be accompanied by a non-refundable application fee.

(ii) Within a reasonable time following receipt of an application, the name of the applicant shall be posted by the Exchange.

(iii) An applicant must be approved by the Exchange to perform in at least one of the recognized capacities of a Member as stated in Rule 301(c).

(iv) Upon completion of the application process, the Exchange shall consider whether to approve the application, unless there is just cause for delay. Persons associated with the applicant are subject to investigation by the Exchange and may be required to appear in person before the Exchange. The Exchange may also require any person associated with a Member who may possess information relevant to the applicant's suitability to be a Member to provide information or testimony.

(v) The Exchange will determine whether to approve an application. Written notice of the action of the Exchange, specifying in the case of disapproval of an application the grounds therefor, shall be provided to the applicant.

(vi) If the application process is not completed within six (6) months of the filing of the application form and payment of the appropriate fee, the application shall be deemed to be automatically withdrawn.

(vii) With respect to each Membership that becomes effective in accordance with this Rule, the Exchange shall promptly notify all Members thereof.

(c) *Rights of Members.* No rights shall be conferred upon a Member except those set forth in the LLC Agreement or Rules as amended from time to time. A Membership shall not convey any ownership interest in the Exchange. Memberships may not be leased and are not transferable except in the event of a change in control or corporate reorganization involving a Member. In such case, Member status may be transferred to a qualified affiliate or successor upon written notice to the Exchange.

(d) *Fees and Charges for Members.* Members shall be subject to such fees and charges as are established by the Exchange from time to time pursuant to Rule 205 and the Exchange Fee Schedule. The entire fee for a Member shall be due and payable in full on or before the first day on which the Membership is effective on a nonrefundable basis. An organization holding a Membership in its name shall be responsible for paying all fees and charges for that Membership.

(e) *Exchange Jurisdiction over Members.* Every Member shall be subject to the regulatory jurisdiction of the Exchange under the Exchange Act, the LLC Agreement and the Rules, including without limitation the Exchange's disciplinary jurisdiction under Chapter 16 of the Rules.

Rule 303. Denial of and Conditions to Becoming a Member

(a) An applicant to become a Member of the Exchange must seek approval in the form and manner prescribed by the Exchange.

(b) The Exchange may deny (or condition) approval of a Member, or may prevent a person from becoming associated (or condition an association) with a Member, for the same reasons that the SEC may deny or revoke a broker-dealer registration and for those reasons required or allowed under the Exchange Act.

(c) The Exchange also may deny (or condition) approval of a Member, or may prevent a person from becoming associated with (or condition an association) with a Member, when the applicant, directly or indirectly:

(1) has a negative net worth, has financial difficulties involving an amount that is more than five percent (5%) of the applicant's net worth, or has a pattern of failure to pay just debts (whether or not such debts have been the subject of a bankruptcy action);

(2) is unable satisfactorily to demonstrate a capacity to adhere to all applicable Exchange, SEC, the Clearing Corporation and Federal Reserve Board policies, rules and regulations, including those concerning record-keeping, reporting, finance and trading procedures; or

(3) is unable satisfactorily to demonstrate reasonably adequate systems capability and capacity.

(d) When an applicant is a subject of an investigation conducted by any SRO or government agency involving its fitness for becoming a Member, the Exchange need not act on the application until the matter has been resolved.

(e) The Exchange may determine not to permit a Member or person associated with a Member to continue as a Member or associated therewith, if the Member or associated person:

(1) fails to meet any of the qualification requirements for becoming a Member or associated with a Member after approval thereof;

(2) fails to meet any condition placed by the Exchange on such Member or association with a Member;

(3) violates any agreement with the Exchange; or

(4) becomes subject to a statutory disqualification under the Exchange Act.

(f) If a Member or person associated with a Member that becomes subject to a statutory disqualification under the Exchange Act wants to continue as a Member of the Exchange or in association with a Member, the Member or associated person must, within thirty (30) days of becoming subject to a statutory disqualification, submit an application to the Exchange seeking to continue as a Member or in association with a Member notwithstanding the statutory disqualification. Failure to timely file such an application is a factor that may be taken into consideration by the Exchange in making determinations pursuant to paragraph (e) of this Rule.

(g) Subject to Chapter 15 (Summary Suspension) of the Rules, any applicant whose application to become a Member is denied Membership or conditioned, or any person whose association with a Member is denied or conditioned pursuant to paragraph (b) or (c) of this Rule, and any Member or person associated with a Member who is not permitted pursuant to paragraph (e) of this Rule to continue as a Member or to be associated with a Member or which continuance as a Member or association is conditioned, may appeal the Exchange's decision under Chapter 17 (Hearings and Review) of the Rules.

Rule 304. Approval to Operate Multiple Memberships

(a) An applicant to become a Member or an approved Member may seek approval to exercise trading privileges associated with more than one Membership in the form and manner prescribed by the Exchange.

(b) An applicant or approved Member will be denied approval with respect to a particular Membership if (together with any of its affiliates) approval would result in the applicant or approved Member being approved to exercise the trading privileges associated with more than 30% of the Exchange Rights issued and outstanding at any time. No Member shall exercise voting rights in excess of those permitted under the Exchange's LLC Agreement or Constitution.

Rule 305. Persons Associated with Members

(a) Persons associated with Members shall be bound by the Constitution and Rules of the Exchange and the rules of the Clearing Corporation. The Exchange may bar a person from becoming or continuing to be associated with a Member if such person does not agree in writing, on a form prescribed by the Exchange, to furnish the Exchange with information with respect to such person's relationship and dealings with the Member, and information reasonably related to such person's other securities business, as may be required by the Exchange, and to permit the examination of its books and records by the Exchange to verify the accuracy of any information so supplied.

(b) Each Member shall file with the Exchange and keep current a list and descriptive identification of those persons associated with the Member(s) who are its executive officers, directors, principal shareholders, and general partners. Such persons shall file with the Exchange a Uniform application for Securities Industry Registration or Transfer (Form U-4).

(c) A claim of any person associated with a Member described in the first sentence of paragraph (b) of this Rule against such organization shall be subordinate in right of payment of customers and other Members.

Rule 306. Registration Requirements

(a) *Registration of Individual Associated Persons Engaged in the Securities Business.*

(1) Individual associated persons engaged or to be engaged in the securities business of a Member shall be registered with the Exchange in the category of registration appropriate to the function to be performed as prescribed by the Exchange. Before the registration can become effective, the individual associated person shall submit the appropriate application for registration, pass a qualification examination appropriate to the category of registration as prescribed by the Exchange and submit any required registration and examination fees. A Member shall not maintain a registration with the Exchange for any person (1) who is no longer active in the Member's securities business; (2) who is no longer functioning in the registered capacity; or (3) where the sole purpose is to avoid

an examination requirement. A Member shall not make application for the registration of any person where there is no intent to employ that person in the Member's securities business. A Member may, however, maintain or make application for the registration of an individual who performs legal, compliance, internal audit, back-office operations, or similar responsibilities for the Member, or a person who performs administrative support functions for registered personnel, or a person engaged in the securities business of a foreign securities affiliate or subsidiary of the Member.

(2) *Persons Exempt from Registration.* The following individual associated persons of Members are exempt from the registration requirements set forth in paragraph (1):

(A) individual associated persons whose functions are solely and exclusively clerical or ministerial;

(B) individual associated persons who are not actively engaged in the securities business;

(C) individual associated persons whose functions are related solely and exclusively to the Member's need for nominal corporate officers or for capital participation;

(D) individual associated persons whose functions are related solely and exclusively to:

(i) transactions in commodities;

(ii) transactions in security futures; and/or

(iii) effecting transactions on the floor of another national securities exchange and who are registered as floor members with such exchange.

(b) *Financial/Operations Principal.* Each Member subject to Exchange Act Rule 15c3-1 shall designate a Financial/Operations Principal. The duties of a Financial/Operations Principal shall include taking appropriate actions to assure that the Member complies with applicable financial and operational requirements under the Rules and the Exchange Act, including but not limited to those requirements relating to the submission of financial reports and the maintenance of books and records. Each Financial/Operations Principal is required to have successfully completed the Financial and Operations Principal Examination (Series 27 Exam). Each Financial/Operations Principal designated by a Trading Member shall be registered in that capacity with the Exchange as prescribed by the Exchange. A Financial/Operations Principal of a Member may be a full-time employee, a part-time employee or independent contractor of the Member.

(c) *Chief Compliance Officer.* Each Member shall designate a Chief Compliance Officer on Schedule A of Form BD. An individual designated as a Chief Compliance Officer is required to register with the Exchange and pass the appropriate heightened qualification examination(s) as prescribed by the Exchange. A person who has been designated as a Chief Compliance Officer on Schedule A of Form BD for at least two years immediately prior to January 1, 2002, and who has not been subject within the last ten years to any statutory disqualification as defined in Section 3(a)(39) of the Act; a suspension; or the imposition of a fine of $5,000 or more for a violation of any provision of any securities law or regulation, or any agreement with, rule or standard of conduct of any securities governmental agency, securities self-regulatory organization, or as imposed by any such regulatory or self-regulatory organization in connection with a disciplinary proceeding shall be required to register in the category of registration appropriate to the function to be performed as prescribed by the Exchange, but shall be exempt from the requirement to pass the heightened qualification examination as prescribed by the Exchange.

(d) *Registration Required Under Chapter 6.* Individual associated persons of a Member that conduct a public customer business must also comply with the registration requirements set forth in Rule 601 and Rule 602. These additional registration categories include: (i) Registered Options Principal; and (ii) Registered Representative.

(e) *Requirement for Examination on Lapse of Registration.* Any person whose registration has been revoked by the Exchange as a disciplinary sanction or whose most recent registration has been terminated for two or more years immediately preceding the date of receipt by the Exchange of a new application shall be required to pass a qualification examination appropriate to the category of registration as prescribed by the Exchange.

Supplementary Material to Rule 306

.01 Each individual required to register under this Rule shall electronically file a Form U4 through the Central Registration Depository system ("Web CRD") operated by the Financial Industry Regulatory Authority, Incorporated ("FINRA").

.02 Each individual required to register under this Rule shall electronically submit to Web CRD any required amendments to Form U4.

.03 Any Member that discharges or terminates the employment or retention of an individual required to register under this Rule shall comply with the termination filing requirements set forth in Rule 601(c) and Rule 603, which include the filing of a Form U5.

.04 Each individual required to register under this Rule is required to satisfy the continuing education requirements set forth in Rule 604 and any other applicable continuing education requirements as prescribed by the Exchange.

.05 The Exchange may, in exceptional cases and where good cause is shown, waive the applicable qualification examination and accept other standards as evidence of an applicant's qualifications for registration. Advanced age or physical infirmity will not individually of themselves constitute sufficient grounds to waive a qualification examination. Experience in fields ancillary to the securities business may constitute sufficient grounds to waive a qualification examination.

.06 For purposes of paragraph (a)(1) above, the Exchange shall consider an individual associated person to be engaged in the securities business of a Member if:

(a) the individual associated person engages in one or more of the following activities on behalf of the Member:

(1) proprietary trading;

(2) market-making;

(3) effecting transactions on behalf of a broker-dealer;

(4) supervision or monitoring of proprietary trading, market-making, or brokerage activities;

(5) supervision or training of those engaged in proprietary trading, market-making, or brokerage activities with respect to those activities; or

(b) the individual associated person engages in the management of one or more of the activities enumerated in paragraphs (1) through (5) above as an officer, partner or a director.

.07 Each Member must register with the Exchange as a Principal each individual acting in any of the following capacities: (i) officer; (ii) partner; (iii) director; (iv) supervisor of proprietary trading, market-making or brokerage activities; and/or (v) supervisor of those engaged in proprietary trading, market-making or brokerage activities with respect to those activities. Each Member must register with the Exchange at least two individuals acting in one or more of the heightened capacities described in (i)-(v) above. The Exchange may waive this requirement if a Member demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in (i) through (v) above should be required to register. A Member that conducts proprietary trading only and has 25 or fewer registered persons shall only be required to have one officer or partner who is registered in this capacity.

For purposes of this Rule, a Member shall be considered to conduct only proprietary trading if the Member has the following characteristics:

(a) The Member is not required by Section 15(b)(8) of the Exchange Act to become a FINRA member but is a member of another registered securities exchange not registered solely under Section 6(g) of the Exchange Act;

(b) All funds used or proposed to be used by the Member are the Trading Member's own capital, traded through the Member's own accounts;

(c) The Member does not, and will not, have customers; and

(d) All persons registered on behalf of the Member acting or to be acting in the capacity of a trader must be owners of, employees of, or contractors to the Member.

.08 (a) An individual associated person who:

(1) is engaged in proprietary trading, market-making and/or effecting transactions on behalf of a broker-dealer is required to register and qualify as a Securities Trader (TD) in WebCRD;

(2) (i) supervises or monitors proprietary trading, market-making and/or brokerage activities for broker-dealers; (ii) supervises or trains those engaged in proprietary trading, market-making and/or effecting transactions on behalf of a broker-dealer, with respect to those activities; and/or (iii) is an officer, partner or director of a Member is required to register and qualify as a Securities Trader Principal (TP) in WebCRD and satisfy the prerequisite registration and qualification requirements; and

(3) is a Chief Compliance Officer (or performs similar functions) for a Member that engages in proprietary trading, market-making or effecting transactions on behalf of a broker-dealer is required to register and qualify as a Securities Trader Compliance Officer (CT) in WebCRD and satisfy the prerequisite registration and qualification requirements.

(b) The following sets forth the qualification requirements for each of the required registration categories described in paragraph (a) to .08 of Supplementary Material to Rule 306:

CATEGORY OF REGISTRATION	QUALIFICATION EXAMINATION(S)	ALTERNATIVE ACCEPTABLE QUALIFICATIONS
Securities Trader (TD)	Series 57	
Securities Trader Principal (TP)**	Series 24	General Securities Sales Supervision Registration and General Securities Principal – Sales Supervisor Module

		Registration (Series 9/10 and Series 23)*
Securities Trader Compliance Officer (CT)	Series 14	General Securities Principal Registration (GP) or Securities Trader Principal (TP) (Series 24)

*Because the Series 23 is not available in WebCRD, each applicant must provide documentation of a valid Series 23 license upon request for the Series 24 registration in WebCRD.

**Securities Trader Principals' (TP) supervisory authority is limited to supervision of the securities trading functions of members, as described in paragraph (a)(2) of .08 of Supplementary Material to Rule 306 and officers, partners, and directors of a member.

Rule 307. Documents Required of Applicants and Members

(a) Although the Exchange may request additional information, at a minimum, the partnership agreement and all amendments thereto, in the case of a partnership, the articles of incorporation, by-laws and all amendments thereto, in the case of a corporation, and in the case of a limited liability company, the articles of organization and operating agreement and all amendments thereto shall be filed with, and shall be subject to review by, the Exchange; however, no action or failure to act by the Exchange shall be construed to mean that the Exchange has in any way passed on the investment merits of or given approval to any such document.

(b) Every Member shall file with the Exchange and keep current an address where notices may be served.

(c) In a manner and form prescribed by the Exchange, every Member shall pledge to abide by the Constitution and Rules of the Exchange, as amended from time to time, and by all circulars, notices, directives or decisions adopted pursuant to or made in accordance with the Constitution and Rules.

(d) Members shall keep and maintain a current copy of the Constitution and Rules in a readily accessible place. Members that are approved to do business with the public pursuant to Rule 600 shall make the Constitution and Rules available for examination by customers.

Rule 308. Dissolution and Liquidation of Members

Every Member shall promptly notify the Exchange in writing upon the adoption of a plan of liquidation or dissolution. Upon receipt of such notice, the Member's trading privileges may be suspended in accordance with Chapter 15 (Summary Suspension) of these Rules.

Rule 309. Limitation on Affiliation between the Exchange and Members

Without prior SEC approval, the Exchange, or any facility of the Exchange, or any entity with which the Exchange or any facility of the Exchange is affiliated shall not, directly or indirectly through one or more intermediaries, acquire or maintain an ownership interest in a Member. In addition, a Member shall not be or become an affiliate of the Exchange, or any facility of the Exchange, or any entity with which the Exchange or any facility of the Exchange is affiliated. Nothing in this rule shall prohibit a Member from acquiring or holding any equity interest in ISE Holdings, Inc. that is permitted by the Certificate of Incorporation of ISE Holdings, Inc. In addition, nothing in this Rule shall prohibit any Member from being or becoming an affiliate of the Exchange, or any facility of the Exchange, or an affiliate of any affiliate of the Exchange or any facility of the Exchange solely by reason of any officer, director or partner of such Member being or becoming an Exchange Director (as defined in the Constitution) pursuant to the Constitution.

CHAPTER 4

Business Conduct

The rules contained in ISE Chapter 4, as such rules may be in effect from time to time (the "Chapter 4 Rules"), are hereby incorporated by reference into this ISE Mercury Chapter 4, and are thus ISE Mercury Rules and thereby applicable to ISE Mercury Members. ISE Mercury Members shall comply with the Chapter 4 Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in the Chapter 4 Rules shall be read to refer to the ISE Mercury-related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter 4 Rules shall be read to refer to ISE Mercury; the defined term "Rule" in the Chapter 4 Rules shall be read to refer to the ISE Mercury Rule; the defined term "Chapter" in the Chapter 4 Rules shall be read to refer to the ISE Mercury Chapter; and the defined term "Member" in the Chapter 4 Rules shall be read to refer to the ISE Mercury Member. For the avoidance of doubt, the reference to "lessor" in Rule 408 shall not apply to ISE Mercury, as ISE Mercury memberships cannot be leased under ISE Mercury Rules.

CHAPTER 5

Securities Traded on the Exchange

The rules contained in ISE Chapter 5, as such rules may be in effect from time to time (the "Chapter 5 Rules"), are hereby incorporated by reference into this ISE Mercury Chapter 5, and are thus ISE Mercury Rules and thereby applicable to ISE Mercury Members. ISE Mercury Members shall comply with the Chapter 5 Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in the Chapter 5 Rules shall be read to refer to the ISE Mercury-related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter 5 Rules shall be read to refer to ISE Mercury; the defined term "Rule" in the Chapter 5 Rules shall be read to refer to the ISE Mercury Rule; the defined term "Market Maker" in the Chapter 5 Rules shall be read to refer to the ISE Mercury Market Maker; and the defined term "Member" in the Chapter 5 Rules shall be read to refer to the ISE Mercury Member.

CHAPTER 6

Doing Business With the Public

The rules contained in ISE Chapter 6, as such rules may be in effect from time to time (the "Chapter 6 Rules"), are hereby incorporated by reference into this ISE Mercury Chapter 6, and are thus ISE Mercury Rules and thereby applicable to ISE Mercury Members. ISE Mercury Members shall comply with the Chapter 6 Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in the Chapter 6 Rules shall be read to refer to the ISE Mercury-related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter 6 Rules shall be read to refer to ISE Mercury; the defined term "Rule" in the Chapter 6 Rules shall be read to refer to the ISE Mercury Rule; the defined term "Options Principal" in the Chapter 6 Rules shall be read to refer to the ISE Mercury Options Principal; and the defined term "Member" in the Chapter 6 Rules shall be read to refer to the ISE Mercury Member.

CHAPTER 7

Doing Business On The Exchange

Rule 700. Days and Hours of Business

The Board shall determine the days the Exchange shall be open for business (referred to as "business days") and the hours of such days during which transactions may be made on the Exchange.

(a) Except for unusual conditions as may be determined by the Board, hours during which transactions in options on a narrow-based index, as defined in Rule 2001, and individual stocks may be made on the Exchange shall correspond to the normal business days and hours for business established by the markets currently trading the stocks underlying Exchange options.

(b) Options on Exchange-Traded Fund Shares, as defined in Rule 502(h), may be traded on the Exchange until 4:15 p.m. each business day.

(c) Options on a broad-based index, as defined in Rule 2001, may be traded on the Exchange until 4:15 p.m. each business day.

(d) Options on Index-Linked Securities, as defined in Rule 502(k)(1), may be traded on the Exchange until 4:15 p.m. each business day.

(e) The Exchange shall not be open for business on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day or Christmas Day. When any holiday observed by the Exchange falls on a Saturday, the Exchange will not be open for business on the preceding Friday. When any holiday observed by the Exchange falls on a Sunday, the Exchange will not be open for business on the following Monday, unless unusual business conditions exist at the time.

Rule 701. Trading Rotations

(a) *General Rules.* A "trading rotation" is a process by which the Primary Market Maker initiates trading in a specified options class.

(1) The Exchange may direct that one or more trading rotations be employed on any business day to aid in producing a fair and orderly market.

(2) For each rotation so employed, except as the Exchange may direct, rotations shall be conducted in the order and manner the Primary Market Maker determines to be appropriate under the circumstances.

(3) The Primary Market Maker, with the approval of the Exchange, shall have the authority to determine the rotation order and manner or deviate from the rotation procedures. Such authority may be exercised before and during a trading rotation.

(4) Two (2) or more trading rotations may be employed simultaneously, if the Primary Market Maker, with the approval of the Exchange, so determines.

(b) *Opening Rotations.* Trading rotations shall be employed at the opening of the Exchange each business day.

(1) For each class of options contracts that has been approved for trading, the opening rotation shall be conducted by the Primary Market Maker appointed to such class of options.

(2) The opening rotation in each class of options shall be held promptly following the opening of the market for the underlying security. For purposes of this Rule, "market for the underlying security" shall be either the primary listing market, the primary volume market (defined as the market with the most liquidity in that underlying security for the previous two calendar months), or the first market to open the underlying security, as determined by the Exchange on an issue-by-issue basis and announced to the membership on the Exchange's web site.

(3) In the event the underlying security has not opened within a reasonable time after 9:30 a.m. Eastern time, the Primary Market Maker shall report the delay to the Exchange and an inquiry shall be made to determine the cause of the delay. The opening rotation for options contracts in such security shall be delayed until the market for the underlying security has opened unless the Exchange determines that the interests of a fair and orderly market are best served by opening trading in the options contracts.

(4) The Exchange may delay the commencement of the opening rotation in any class of options in the interests of a fair and orderly market.

(c) *Rotations After Trading Hours.* As provided below transactions may be effected in a class of options after the end of normal trading hours in connection with a trading rotation.

(1) A trading rotation may be employed whenever the Exchange concludes that such action is appropriate in the interests of a fair and orderly market. The factors that may be considered include, but are not limited to, whether there has been a recent opening or reopening of trading in the underlying security, a declaration of a "fast market" pursuant to Rule 704, or a need for a rotation in connection with expiring individual stock options or index options, an end of the year rotation, or the restart of a rotation which is already in progress.

(2) The decisions to employ a trading rotation in non-expiring options shall be disseminated prior to the commencement of such rotation. In general, no more than one trading rotation will be commenced after the normal close of trading.

(3) If a trading rotation is in progress and the Exchange determines that a final trading rotation is needed to assure a fair and orderly market close, the rotation in progress shall be halted and a final rotation begun as promptly as possible.

(4) Any trading rotation in non-expiring options conducted after the normal close of trading may not begin until five (5) minutes after news of such rotation is disseminated by the Exchange.

Rule 702. Trading Halts

(a) *Halts.* An Exchange official designated by the Board may halt trading in any stock option in the interests of a fair and orderly market.

(1) The following are among the factors that may be considered in determining whether the trading in a stock option should be halted:

(i) trading in the underlying security has been halted or suspended in one or more of the markets trading the underlying security.

(ii) the opening of such underlying security has been delayed because of unusual circumstances.

(iii) other unusual conditions or circumstances are present.

(2) A designated Exchange official may halt trading (including a rotation) for a class or classes of options contracts whenever there is a halt of trading in an underlying security in one or more of the markets trading the underlying security. In such event, without the need for action by the Primary Market Maker, all trading in the effected class or classes of options may be halted. The Exchange shall disseminate through its trading facilities and over OPRA a symbol in respect of such class or classes of options indicating that trading has been halted, and a record of the time and duration of the halt shall be made available to vendors. No Member or person associated with a Member shall effect a trade on the Exchange in any options class in which trading has been halted under the provisions of this Rule during the time in which the halt remains in effect.

(b) *Resumptions.* Trading in a stock option that has been the subject of a halt under paragraph (a)(1) above may be resumed upon the determination by an Exchange official designated by the Board that the conditions which led to the halt are no longer present or that the interests of a fair and orderly market are best served by a resumption of trading.

(c) *Trading Pauses*. Trading on the Exchange in any option contract shall be halted whenever trading in the underlying security has been paused by the primary listing market. Trading in such options contracts may be resumed upon a determination by the Exchange that the conditions that led to the pause are no longer present and that the interests of a fair and orderly market are best served by a resumption of trading, which in no circumstances will be before the Exchange has received notification that the underlying security has resumed trading on at least one exchange.

Supplementary Material to Rule 702

.01 The Exchange shall nullify any transaction that occurs:

(a) during a trading halt in the affected option on the Exchange; or

(b) with respect to equity options (including options overlying ETFs), during a regulatory halt as declared by the primary listing market for the underlying security.

Rule 703. Trading Halts Due To Extraordinary Market Volatility

The Exchange shall halt trading in all securities whenever a marketwide trading halt (commonly known as a circuit breaker) is initiated on the New York Stock Exchange in response to extraordinary market conditions.

Rule 703A. Trading During Limit Up-Limit Down States in Underlying Securities

(a) Definitions: For purposes of this Rule 703A:

(1) The term "limit up-limit down" shall mean the procedures applicable to the trading of equity securities that underlie options traded on the Exchange that prevent trades in individual equity securities from occurring outside of specified price bands.

(2) The term "Limit State" shall mean the condition when the national best bid or national best offer for an underlying security equals an applicable price band, as determined by the primary listing exchange for the underlying security.

(3) The term "Straddle State" shall mean the condition when the national best bid or national best offer for an underlying security is non-executable, as determined by the primary listing exchange for the underlying security, but the security is not in a Limit State.

(b) Order Handling: When a security underlying an options class traded on the Exchange enters a Limit State or Straddle State, trading shall continue on the Exchange with the following modified order handling procedures:

(1) Market Orders. All incoming market orders will be automatically rejected during a Straddle State or Limit State, and all unexecuted market orders pending in the System will be automatically canceled upon the initiation of a Limit State or Straddle State.

(2) Stop Orders. Incoming stop orders will be automatically rejected during a Limit State or Straddle State, and all unexecuted stop orders pending in the System cannot be elected during a Limit State or Straddle State. Such order will be held until the end of a Limit State or Straddle State, at which point the order will become eligible to be elected if the market for the particular option contract reaches the specified contract price.

(c) Market Maker Obligations: When the security underlying an option class is in a Limit State or Straddle State, the maximum quotation spread requirements for market maker quotes contained in Rule 803(b)(5) and the continuous quotation requirements contained in Rule 804(e) shall be suspended. The time periods associated with Limit States and Straddle States will not be considered by the Exchange when evaluating whether a market maker complied with the continuous quotation requirements contained in Rule 804(e).

Rule 704. Collection and Dissemination of Quotations

(a) Each market maker shall communicate to the Exchange its bid and offers in accordance with the requirements of Rule 602 of Regulation NMS under the Exchange Act and the Rules of the Exchange.

(b) The Exchange will disseminate to quotation vendors the highest bid and the lowest offer, and the aggregate quotation size associated therewith that is available to Public Customer Orders, in accordance with the requirements of Rule 602 of Regulation NMS under the Exchange Act.

(c) *Unusual Market Conditions.*

(1) An Exchange official designated by the Board shall have the power to determine that the level of trading activities or the existence of unusual market conditions is such that the Exchange is incapable of collecting, processing, and making available to quotation vendors the data for the option in a manner that accurately reflects the current state of the market on the Exchange. Upon making such a determination, the Exchange shall designate the market in such option to be "fast." When a market for an option is declared fast, the Exchange will provide notice that its quotations are not firm by appending an appropriate indicator to its quotations.

(2) If a market is declared fast, designated Exchange officials shall have the power to: (i) direct that one or more trading rotations be employed pursuant to Rule 701; (ii) suspend the minimum size requirement of Rule 804(b); or (iii) take such other actions as are deemed in the interest of maintaining a fair and orderly market.

(3)The Exchange will monitor the activity or conditions that caused a fast market to be declared, and a designated Exchange official shall review the condition of such market at least every thirty (30) minutes. Regular trading procedures shall be resumed by the Exchange when a designated Exchange official determines that the conditions supporting a fast market declaration no longer exist. The Exchange will provide notice that its quotations are once again firm by removing the indicator from its quotations.

(4) If the conditions supporting a fast market declaration cannot be managed utilizing one or more of the procedures described above, then a designated Exchange official shall halt trading in the class or classes so affected.

Rule 705. Limitation of Liability

(a) The Exchange, its Directors, officers, committee members, employees, contractors or agents shall not be liable to Members nor any persons associated with Members for any loss, expense, damages or claims arising out of the use of the facilities, systems or equipment afforded by the Exchange, nor any interruption in or failure or unavailability of any such facilities, systems or equipment, whether or not such loss, expense, damages or claims result or are alleged to result from negligence or other unintentional errors or omissions on the part of the Exchange, its Directors, officers, committee members, employees, contractors, agents or other persons acting on its behalf, or from systems failure, or from any other cause within or outside the control of the Exchange. Without limiting the generality of the foregoing, the Exchange shall have no liability to any person for any loss, expense, damages or claims which result from any error, omission or delay in calculating or disseminating any current or closing index value or any reports of transactions in or quotations for options or other securities, including underlying securities.

(b) The Exchange makes no warranty, express or implied, as to results to be obtained by any person or entity from the use of any data transmitted or disseminated by or on behalf of the Exchange or any reporting authority designated by the Exchange, including but not limited to, reports of transactions in or quotations for securities traded on the Exchange or underlying securities, or reports of interest rate measures or index values or related data, and the Exchange makes no express or implied warranties of merchantability or fitness for a particular purpose or use with respect to any such data.

(c) No Member or person associated with a Member shall institute a lawsuit or other legal proceeding against the Exchange or any Director, officer, employee, contractor, agent or other official of the Exchange or any subsidiary of the Exchange, for actions taken or omitted to be taken in connection with the official business of the Exchange or any subsidiary, except to the extent such actions or omissions constitution violations of the federal securities laws for which a private right of action exists. This provision shall not apply to appeals of disciplinary actions or other actions by the Exchange as provided for in the Rules.

(d) Notwithstanding paragraph (a) above, and subject to the express limits set forth below, the Exchange may compensate Members for losses resulting directly from the malfunction of the Exchange's physical equipment, devices and/or programming.

(1) For the aggregate of all claims made by all market participants related to the use of the Exchange on a single trading day, the Exchange's payments shall not exceed $250,000.

(2) In the event that all of the claims arising out of the use of the Exchange cannot be fully satisfied because in the aggregate they exceed the limitations provided for in this Rule, then the maximum permitted amount will be proportionally allocated among all such claims arising on a single trading day.

(3) All claims for compensation pursuant to this Rule shall be in writing and must be submitted no later than the opening of trading on the next business day following the day on which the use of the Exchange gave rise to such claims. Once in receipt of a claim, the Exchange will verify that: (i) a valid order was accepted into the Exchange's systems; and (ii) an Exchange system failure occurred during the execution or handling of that order.

(4) The limits on compensation in this Rule 705(d) shall not apply to Members to the extent that such Members are acting as Linkage Handlers, as defined in Supplementary Material .03 to Rule 1901.

Rule 706. Access to and Conduct on the Exchange

(a) *Access to Exchange.* Unless otherwise provided in the Rules, no one but a Member or a person associated with a Member shall effect any Exchange transactions. The Exchange may share any Member-designated risk settings in the trading system with the Clearing Member that clears transactions on behalf of the Member.

(b) *Exchange Conduct.* Members and persons employed by or associated with any Member, while using the facilities of the Exchange, shall not engage in conduct (i) inconsistent with the maintenance of a fair and orderly market; (ii) apt to impair public confidence in the operations of the Exchange; or (iii) inconsistent with the ordinary and efficient conduct of business. Activities that may violate the provisions of this paragraph (b) include, but are not limited to, the following:

(1) failure of a market maker to provide quotations in accordance with Rule 804;

(2) failure of a market maker to bid or offer within the ranges specified by Rule 803(b)(4);

(3) failure of a Member to supervise a person employed by or associated with such Member adequately to ensure that person's compliance with this paragraph (b);

(4) failure to abide by a determination of the Exchange;

(5) refusal to provide information requested by the Exchange; and

(6) failure to abide by the provisions of Rule 717.

Supplementary Material to Rule 706

.01 (a) General. The Exchange shall be available for entry and execution of orders by Sponsored Customers with authorized access. To obtain authorized access to the Exchange, each Sponsored Customer must enter into a Sponsored Customer Agreement with the Exchange in such form as the Exchange may provide.

.01 (b) Sponsored Customers. A Sponsored Customer may obtain authorized access to the Exchange only if such access is authorized in advance by one or more Sponsoring Members as follows:

(1) Sponsored Customers must enter into and maintain customer agreements with one or more Sponsoring Members establishing proper relationship(s) and account(s) through which the Sponsored Customers may trade on the Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in paragraph (2) below.

(2) For a Sponsored Customer to obtain and maintain authorized access to the Exchange, a Sponsored Customer and its Sponsoring Member must agree in writing to the following sponsorship provisions:

(i) Sponsoring Member must have entered into and maintained an Access Agreement with the Exchange. The Sponsoring Member must designate the Sponsored Customer by name in a Sponsored Customer Addendum to the Access Agreement as such.

(ii) Sponsoring Member acknowledges and agrees that

(A) All orders entered by the Sponsored Customer and any person acting on behalf of or in the name of such Sponsored

Customer and any executions occurring as a result of such orders are binding in all respects on the Sponsoring Member, and

(B) Sponsoring Member is responsible for any and all actions taken by such Sponsored Customer and any person acting on behalf of or in the name of such Sponsored Customer.

(iii) Sponsoring Member shall comply with the Exchange's Certificate of Formation, Constitution, Rules and procedures with regard to the Exchange and Sponsored Customer shall comply with Exchange's Certificate of Formation, Constitution, Rules and procedures with regard to the Exchange, as if Sponsored Customer were an Exchange Member.

(iv) Sponsored Customer shall maintain, keep current and provide to the Sponsoring Member a list of persons who have been granted access to the Exchange on behalf of the Sponsored Customer ("Authorized Traders").

(v) Sponsored Customer shall familiarize its Authorized Traders with all of the Sponsored Customer's obligations under this Rule and will assure that they receive appropriate training prior to any use or access to the Exchange.

(vi) Sponsored Customer may not permit anyone other than Authorized Traders to use or obtain access to the Exchange.

(vii) Sponsored Customer shall take reasonable security precautions to prevent unauthorized use of access to the Exchange, including unauthorized entry of information into the Exchange's System, or the information and data made available therein. Sponsored Customer understands and agrees that Sponsored Customer is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof.

(viii) Sponsored Customer acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees, agents and customers' use and access to the Exchange for compliance with this rule.

(ix) Sponsored Customer shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Customers access to and use of the Exchange. Such amounts include, but are not limited to applicable exchange and regulatory fees.

(3) The Sponsoring Member must provide the Exchange with a Sponsored Customer Addendum to its Access Agreement acknowledging its responsibility for the orders, executions and actions of its Sponsored Customer.

Rule 707. Clearing Member Give Up

A Member must give up the name of the Clearing Member through whom the transaction will be cleared. If there is a subsequent change in identity of the Clearing Member through whom a transaction will be cleared, the Member must, as promptly as possible, report such change to the Exchange.

Rule 708. Units of Trading

The unit of trading in each series of options traded on the Exchange shall be the unit of trading established for that series by the Clearing Corporation pursuant to the rules of the Clearing Corporation and the agreements of the Exchange with the Clearing Corporation.

Rule 709. Meaning of Premium Quotes and Orders

(a) *General.* Except as provided in paragraph (b), orders and quotations shall be expressed in terms of dollars per unit of the underlying security. For example, a bid of "5" shall represent a bid of $500 for an options contract having a unit of trading consisting of 100 shares of an underlying security, or a bid of $550 for an options contract having a unit of trading consisting of 110 shares of an underlying security.

(b) *Special Cases.* Orders and quotations for an options contract for which the Exchange has established an adjusted unit of trading in accordance with Rule 708 shall be expressed in terms of dollars per 1/100 part of the total securities and/or other property constituting such adjusted unit of trading. For example, an offer of "3" shall represent an offer of $300 for an options contract having a unit of trading consisting of 100 shares of an underlying security plus ten (10) rights.

(c) *Mini Options.* Bids and offers for an option contract overlying 10 shares shall be expressed in terms of dollars per 1/10th part of the total value of the contract. An offer of ".50" shall represent an offer of $5.00 on an option contract having a unit of trading consisting of 10 shares.

Rule 710. Minimum Trading Increments

(a) The Board may establish minimum trading increments for options traded on the Exchange. Such changes by the Board will be designated as a stated policy, practice, or interpretation with respect to the administration of this Rule 710 within the meaning of paragraph (3)(A) of Section 19(b) of the Exchange Act and will be filed with the SEC as a rule change for effectiveness upon filing.

Until such time as the Board makes a change in the increments, the following principles shall apply:

(1) if the options contract is trading at less than $3.00 per option, $.05; and

(2) if the options contract is trading at $3.00 per option or higher, $.10.

(b) Minimum trading increments for dealings in options contracts other than those specified in paragraph (a) may be fixed by the Exchange from time to time for options contracts of a particular series.

(c) Notwithstanding the above, the Exchange may trade in the minimum variation of the primary market in the underlying security.

Supplementary Material to Rule 710

.01 Notwithstanding any other provision of this Rule 710, the Exchange will operate a pilot program, scheduled to expire on June 30, 2016, to permit options classes to be quoted and traded in increments as low as $.01. The Exchange will specify which options trade in such pilot, and in what increments, in Market Information Circulars distributed to Members.

The Exchange may replace any penny pilot issues that have been delisted with the next most actively traded multiply listed options classes that are not yet included in the penny pilot, based on trading activity in the previous six months. The replacement issues may be added to the penny pilot on the second trading day following July 1, 2015, and the second trading day following January 1, 2016.

.02 Notwithstanding any other provision of this Rule 710, the Exchange will permit foreign currency options and options on a Foreign Currency Index to be quoted and traded in one-cent increments.

.03 Notwithstanding any other provision of this Rule 710, the minimum trading increment for Mini Options shall be determined in accordance with Supplementary Material .13(d) to Rule 504.

Rule 711. Acceptance of Quotes and Orders

(a) All bids or offers made and accepted on the Exchange in accordance with the Rules shall constitute binding contracts, subject to applicable requirements of the Constitution and the Rules and the rules of the Clearing Corporation.

(b) A trade may be nullified if all parties participating in the trade agree to the nullification. In such case, one party must notify the Exchange and the Exchange promptly will disseminate the nullification to OPRA.

Rule 712. Submission of Orders and Clearance of Transactions

(a) *Order Identification.* When entering orders on the Exchange, each Member shall submit trade information in such form as may be prescribed by the Exchange in order to allow the Exchange to properly prioritize and match orders and quotations pursuant to Rule 713 and report resulting transactions to the Clearing Corporation.

(b) All transactions made on the Exchange shall be submitted for clearance to the Clearing Corporation, and all such transactions shall be subject to the rules of the Clearing Corporation. Every Clearing Member shall be responsible for the clearance of the Exchange transactions of such Clearing Member and of each Member who gives up such Clearing Member's name pursuant to a written letter of clearing authorization or written letter of guarantee, which letter of clearing authorization or letter of guarantee must be submitted to the Exchange.

(c) On each business day at or prior to such time as may be prescribed by the Clearing Corporation, the Exchange shall furnish the Clearing Corporation a report of each Clearing Member's matched trades.

Rule 713. Priority of Quotes and Orders

(a) *Definitions.*

As provided in Rule 100(a)(4) and (a)(29), a "bid" is a quotation or limit order to buy options contracts and an "offer" is a quotation or limit order to sell options contracts. "Quotations," which are defined in Rule 100(a)(42), may only be entered on the Exchange by market makers in the options classes to which they are appointed under Rule 802. Limit orders may be entered by market makers in certain circumstances as provided in the Rules and by Electronic Access Members (either as agent or as principal). "Priority Customer Orders" and "Professional Orders" are defined in Rule 100(a)(37B) and (37C).

(b) *Priority on the Exchange.* The highest bid and lowest offer shall have priority on the Exchange.

(1) In the case where the lowest offer for any options contract is $.05, no Member shall enter a market order to sell that series.

(2) Wherever this condition occurs, any such market order shall be considered a limit order to sell at a price of $.05.

(c) *Priority*. Except as provided under Rule 715(g), Priority Customer Orders on the Exchange shall have priority over Professional Orders and market maker quotes at the same price in the same options series.

(d) *Precedence of Priority Customer Orders*. Except as provided under Rule 715(g), if there are two (2) or more Priority Customer Orders for the same options series at the same price on the Exchange, priority shall be afforded to such Priority Customer Orders in the sequences in which they are received by the Exchange (*i.e.*, in time priority).

(e) *Precedence of Professional Orders and Market Maker Quotes.* Except as provided under Rule 715(g), if there are two (2) or more Professional Orders or market maker quotes at the Exchange's best bid or offer, after all Priority Customer Orders (if any) at that price have been filled, executions at that price will be allocated between the Professional Orders and market maker quotes pursuant to an allocation procedure to be determined by the Exchange from time to time; provided, however, that if the Primary Market Maker is quoting at the Exchange's best bid or offer, it shall have precedence over Professional Orders and Competitive Market Maker quotes for execution of orders that are for a specified number of contracts or fewer, which number shall be determined by the Exchange from time to time.

(f) *Priority on Split Price Transactions.* If a Member purchases (sells) one (1) or more options contracts of a particular series at a particular price, it shall at the next lower (higher) price at which there are Professional Orders or market maker quotes, have priority over such Professional Orders and market maker quotes in purchasing (selling) up to the equivalent number of options contracts of the same series that it purchased (sold) at the higher (lower) price, but only if the purchase (sale) so effected represents the opposite side of a transaction with the same offer (bid) as the earlier purchase (sale).

Supplementary Material to Rule 713

.01 Rule 713(e) (Priority of Quotes and Orders) states that Priority Customer Orders have priority on the Exchange. That rule further provides that the Exchange will determine a procedure for allocating executions among Professional Orders and market maker quotes in cases where all Priority Customer Orders have been executed and there are two or more Professional Orders or market maker quotes at the best price. This procedure is as follows:

(a) Subject to the two limitations in paragraphs (b) and (c) below and subject to paragraph .03 (Preferenced Orders), Professional Orders and market maker quotes at the best price receive allocations based upon the percentage of the total number of contracts available at the best price that is represented by the size of the Professional Order or quote;

(b) If the Primary Market Maker is quoting at the best price, it has participation rights equal to the greater of (i) the proportion of the total size at the best price represented by the size of its quote, or (ii) sixty percent (60%) of the contracts to be allocated if there is only one (1) other Professional Order or market maker quotation at the best price, forty percent (40%) if there are two (2) other Professional Orders and/or market maker quotes at the best price, and thirty percent (30%) if there are more than two (2) other Professional Orders and/or market maker quotes at the best price; and

(c) Orders for five (5) contracts or fewer will be executed first by the Primary Market Maker; provided however, that on a quarterly basis the Exchange will evaluate what percentage of the volume executed on the Exchange (excluding volume resulting from the execution of orders in the Facilitation Mechanism (see Rule 716(d))) is comprised of orders for five (5) contracts or fewer executed by Primary Market Makers, and will reduce the size of the orders included in this provision if such percentage is over forty percent (40%).

This procedure only applies to the allocation of executions among Professional Orders and market maker quotes existing in the Exchange's central order book at the time the order is received by the Exchange. No market participant is allocated any portion of an execution unless it has an existing interest at the execution price. Moreover, no market participant can execute a greater number of contracts than is associated with the price of its existing interest. Accordingly, the Primary Market Maker participation rights and the small order preference contained in this allocation procedure are not guarantees; the Primary Market Maker (i) must be quoting at the execution price to receive an allocation of any size, and (ii) cannot execute a greater number of contracts than the size that is associated with its quote.

.02 All-or-none orders, as defined in Rule 715(c), and minimum quantity orders, as defined in Rule 715(l), are contingency orders that have no priority on the book. Such orders are maintained in the system and remain available for execution after all other trading interest at the same price has been exhausted.

.03 Preferenced Orders. An Electronic Access Member may designate a "Preferred Market Maker" on orders it enters into the System ("Preferenced Orders").

(a) A Preferred Market Maker may be the Primary Market Maker appointed to the options class or any Competitive Market Maker appointed to the options class.

(b) If the Preferred Market Maker is not quoting at a price equal to the NBBO at the time the Preferenced Order is received, the allocation procedure contained in paragraph .01 shall be applied to the execution of the Preferenced Order.

(c) If the Preferred Market Maker is quoting at the NBBO at the time the Preferenced Order is received, the allocation procedure contained in paragraph

.01 shall be applied to the execution of the Preferenced Order except that the Primary Market Maker will not receive the participation rights described in paragraphs .01(b) and (c), and instead the Preferred Market Maker shall have participation rights equal to the greater of:

(i) the proportion of the total size at the best price represented by the size of its quote, or

(ii) sixty percent (60%) of the contracts to be allocated if there is only one (1) other Professional Order or market maker quotation at the best price and forty percent (40%) if there are two (2) or more other Professional Orders and/or market maker quotes at the best price.

(d) Preferred Competitive Market Makers are subject to enhanced quoting requirements as provided in Rule 804(e)(2)(iii).

.04 Notification of Public Customer Interest on the Book. The Exchange shall make available to Members the quantity of Public Customer contracts included in the Exchange's highest bid and lowest offer.

Rule 714. Automatic Execution of Orders

Incoming orders that are executable against orders and quotes in the System will be executed automatically by the System subject to the following:

(a) NBBO Price Protection. Orders, other than Intermarket Sweep Orders (as defined in Rule 1900(h)), will not be automatically executed by the System at prices inferior to the NBBO (as defined in Rule 1900(j)).

(1) Orders that are not automatically executed will be handled as provided in Supplementary Material .02 to Rule 1901; provided that Members may specify that a Non-Customer order should instead be rejected automatically by the System at the time of receipt.

(2) There is no NBBO price protection with respect to any other market whose quotations are Non-Firm (as defined in Rule 1900(k)).

(b) Other Order Protections. Subject to the NBBO price protection in (a) above, the following additional order protections are automatically enforced by the System:

(1) Price Level Protection. There is a limit on the number of price levels at which an incoming order to sell (buy) will be executed automatically when there are no bids (offers) from other exchanges at any price for the options series. Orders are executed at each successive price level until the maximum number of price levels is reached, and any balance is either handled by the Primary Market Maker pursuant to Rule 803(c)(1) (in the case of Priority Customer Orders) or canceled (in the case of Professional Orders). The number

of price levels, which may be between one (1) and ten (10), is determined by the Exchange from time-to-time on a class-by-class basis.

(2) Limit Order Price Protection. There is a limit on the amount by which incoming limit orders to buy may be priced above the Exchange's best offer and by which incoming limit orders to sell may be priced below the Exchange's best bid. Limit orders that exceed the pricing limit are rejected. The limit is established by the Exchange from time-to-time for orders to buy (sell) as the greater of the Exchange's best offer (bid) plus (minus): (i) an absolute amount not to exceed $2.00, or (ii) a percentage of the Exchange's best bid/offer not to exceed 10%.

(3) Size Limitation. There is a limit on the number of contracts an incoming order may specify. Orders that exceed the maximum number of contracts are rejected. The maximum number of contracts, which shall not be less than 10,000, is established by the Exchange from time-to-time.

(c) In the event of unusual market conditions and in the interest of a fair and orderly market, the Exchange may temporarily establish the levels at which the order protections contained in paragraph (b) are trigged as necessary and appropriate.

Rule 715. Types of Orders

(a) *Market Orders.* A market order is an order to buy or sell a stated number of options contracts that is to be executed at the best price obtainable when the order reaches the Exchange.

(b) *Limit Orders.* A limit order is an order to buy or sell a stated number of options contracts at a specified price or better.

(1) *Marketable Limit Orders.* A marketable limit order is a limit order to buy (sell) at or above (below) the best offer (bid) on the Exchange.

(2) *Fill-or-Kill Orders.* A fill-or-kill order is a limit order that is to be executed in its entirety as soon as it is received and, if not so executed, treated as cancelled.

(3) *Immediate-or-Cancel Orders.* An immediate-or-cancel order is a limit order that is to be executed in whole or in part upon receipt. Any portion not so executed is to be treated as cancelled.

(4) *Non-displayed Penny Orders.* A non-displayed penny order is a limit order that specifies a one-cent price increment in a security that has a minimum trading increment pursuant to Rule 710 that is larger than one-cent. Non-displayed penny orders shall be available for execution at the stated limit price, but shall only be displayed to market participants and the public at the minimum trading increment for the security. The displayed price of a non-displayed penny order will be the closest minimum trading increment that does

not violate the limit price. The Exchange shall designate which qualifying securities shall be eligible for non-displayed penny orders.

(5) *Intermarket Sweep Orders.* An Intermarket Sweep Order (ISO) is a limit order that meets the requirements of Rule 1900(h).

(6) *Stopped Order.* A stopped order is a limit order that meets the requirements of Rule 1901(b)(8). To execute stopped orders, Members must enter them into the Facilitation Mechanism or Solicited Order Mechanism pursuant to Rule 716.

(c) *All-Or-None Orders.* An all-or-none order is a limit or market order that is to be executed in its entirety or not at all.

(d) *Stop Orders.* A stop order is an order that becomes a market order when the stop price is elected. A stop order to buy is elected when the option is bid or trades on the Exchange at, or above, the specified stop price. A stop order to sell is elected when the option is offered or trades on the Exchange at, or below, the specified stop price.

(e) *Stop Limit Orders.* A stop limit order is an order that becomes a limit order when the stop price is elected. A stop limit order to buy is elected when the option is bid or trades on the Exchange at, or above, the specified stop price. A stop limit order to sell becomes a sell limit order when the option is offered or trades on the Exchange at, or below, the specified stop price.

(f) *Customer Participation Orders.* A Customer Participation Order ("CPO") is a limit order on behalf of a Public Customer that, in addition to the limit order price in standard increments according to Rule 710, includes a price stated in one-cent increments (the "Participation Interest") at which the Public Customer wishes to participate in trades executed in the same options series in penny increments through the Price Improvement Mechanism pursuant to Rule 723. The Participation Interest price must be higher than the limit order price in the case of a CPO to buy, and lower than the limit order price in the case of a CPO to sell. The size of the order will be automatically decremented when the Public Customer participates in the execution of an order at the Participation Interest price.

(g) *Reserve Orders.* A Reserve Order is a limit order that contains both a displayed portion and a non-displayed portion.

1. Both the displayed and non-displayed portions of a Reserve Order are available for potential execution against incoming marketable orders. A non-marketable Reserve Order will rest on the order book.

2. The displayed portion of a Reserve Order shall be ranked at the specified limit price and the time of order entry.

3. The displayed portion of a Reserve Order will trade in accordance with Rule 713(c) and (d) for Priority Customer Orders, and Rule 713(e) and Supplementary Material .01, for Professional Orders.

4. When the displayed portion of a Reserve Order is decremented, either in full or in part, it shall be refreshed from the non-displayed portion of the resting Reserve Order. If the displayed portion is refreshed in part, the new displayed portion shall include the previously displayed portion. Upon any refresh, the entire displayed portion shall be ranked at the specified limit price and obtain a new time stamp, i.e., the time that the new displayed portion of the order was refreshed. The new displayed portion will trade in accordance with Rule 713(c) and (d) for Priority Customer Orders, and Rule 713(e) and Supplementary Material .01, for Professional Orders.

5. The initial non-displayed portion of a Reserve Order rests on the order book and is ranked based on the specified limit price and time of order entry. Thereafter, non-displayed portions, if any, always obtain the same time stamp as that of the new displayed portion in paragraph 4 above. The non-displayed portion of any Reserve Order is available for execution only after all displayed interest has been executed. The non-displayed portion of any Reserve Order will trade in accordance with Rule 713(c) and (d) for Priority Customer Orders, and Rule 713(e) and Supplementary Material .01, for Professional Orders.

(h) *Attributable Order*. An Attributable Order is a market or limit order which displays the user firm ID for purposes of electronic trading on the Exchange. Use of Attributable Orders is voluntary. Attributable Orders may not be available for all Exchange systems. The Exchange will issue a Regulatory Information Circular specifying the systems and the class of securities for which the Attributable Order type shall be available.

(i) *Customer Cross Orders*. A Customer Cross Order is comprised of a Priority Customer Order to buy and a Priority Customer Order to sell at the same price and for the same quantity.

(j) *Qualified Contingent Cross Order*. A Qualified Contingent Cross Order is comprised of an originating order to buy or sell at least 1000 contracts that is identified as being part of a qualified contingent trade, as that term is defined in Supplementary Material .01 below, coupled with a contra-side order or orders totaling an equal number of contracts.

(k) Reserved

(l) Day Order. An order to buy or sell which, if not executed, expires at the end of the day on which it was entered. All orders by their terms are Day Orders unless otherwise specified.

(m) *Do-Not-Route Orders*. A do-not-route order is a market or limit order that is to be executed in whole or in part on the Exchange only. Due to prices available on another options exchange (as provided in Chapter 19 (Order Protection; Locked and Crossed Markets)), any balance of a do-not-route order that cannot be executed upon entry, or placed on the Exchange's limit order book, will be automatically cancelled.

(n) *Add Liquidity Order.* An Add Liquidity Order is a limit order that is to be executed in whole or in part on the Exchange (i) only after being displayed on the Exchange's limit order book; and (ii) without routing any portion of the order to another market center. Members may specify whether an Add Liquidity Order shall be cancelled or re-priced to the minimum price variation above the national best bid price (for sell orders) or below the national best offer price (for buy orders) if, at the time of entry, the order (i) is executable on the Exchange; or (ii) the order is not executable on the Exchange, but would lock or cross the national best bid or offer. If at the time of entry, an Add Liquidity Order would lock or cross one or more non-displayed orders on the Exchange, the Add Liquidity Order shall be cancelled or re-priced to the minimum price variation above the best non-displayed bid price (for sell orders) or below the best non-displayed offer price (for buy orders). An Add Liquidity Order will only be re-priced once and will be executed at the re-priced price. An Add Liquidity Order will be ranked in the Exchange's limit order book in accordance with Rule 713.

(o) *Opening Only Order*. An Opening Only order is a limit order that can be entered for the opening rotation only. Any portion of the order that is not executed during the opening rotation is cancelled.

(p) *Good-Till-Date Order*. A Good-Till-Date Order is a limit order to buy or sell which, if not executed, will be cancelled at the sooner of the end of the expiration date assigned to the order, or the expiration of the series.

(q) *Minimum Quantity Order*. A Minimum Quantity Order is an order that is initially available for partial execution only for a specified number of contracts or greater. A member may specify whether any subsequent executions of the order must also be for the specified number of contracts or greater, or if the balance may be executed as a regular order. If all executions are to be for the specified number of contracts or greater and the balance of the order after one or more partial execution(s) is less than the minimum, such balance is treated as all-or-none.

(r) *Good-Till-Canceled Order (GTC Order)*. An order to buy or sell that remains in force until the order is filled, canceled or the option contract expires; provided, however, that GTC Orders will be canceled in the event of a corporate action that results in an adjustment to the terms of an option contract.

(s) *Sweep Order*. A Sweep Order is a limit order that is to be executed in whole or in part on the Exchange and the portion not so executed shall be routed pursuant to Supplementary Material .05 to Rule 1901 to Eligible Exchange(s) for immediate execution as soon as the order is received by the Eligible Exchange(s). Any portion not immediately executed by the Eligible Exchange(s) shall be canceled. If a Sweep Order is not marketable when it is submitted to the Exchange, it shall be canceled.

Supplementary Material to Rule 715

.01 A "qualified contingent trade" is a transaction consisting of two or more component orders, executed as agent or principal, where:

(a) At least one component is an NMS Stock, as defined in Rule 600 of Regulation NMS under the Exchange Act;

(b) all components are effected with a product or price contingency that either has been agreed to by all the respective counterparties or arranged for by a broker-dealer as principal or agent;

(c) the execution of one component is contingent upon the execution of all other components at or near the same time;

(d) the specific relationship between the component orders (e.g., the spread between the prices of the component orders) is determined by the time the contingent order is placed;

(e) the component orders bear a derivative relationship to one another, represent different classes of shares of the same issuer, or involve the securities of participants in mergers or with intentions to merge that have been announced or cancelled; and

(f) the transaction is fully hedged (without regard to any prior existing position) as a result of other components of the contingent trade.

Rule 716. Block Trades

(a) *Block-Size Orders.* Block-size orders are orders for fifty (50) contracts or more.

(b) For purposes of this Rule, a "broadcast message" means an electronic message that is sent by the Exchange to all Members, and a "Response" means an electronic message that is sent by Members in response to a broadcast message.

(c) *Block Order Mechanism.* The Block Order Mechanism is a process by which a Member can obtain liquidity for the execution of block-size orders.

(1) Upon the entry of an order into the Block Order Mechanism, a broadcast message will be sent that includes the series, and may include price, size and/or side, as specified by the Member entering the order, and Members will be given an opportunity to enter Responses with the prices and sizes at which they would be willing to trade with a block-size order.

(2) At the conclusion of the time given Members to enter Responses, either an execution will occur automatically, or the order will be cancelled.

(i) Bids (offers) on the Exchange at the time the block order is executed that are priced higher (lower) than the block execution price, as well as Responses that are priced higher (lower) than the block execution price, will be executed at the block execution price.

(ii) Responses, quotes and Professional Orders at the block execution price will participate in the execution of the block-size order according to Rule 713(e).

(d) *Facilitation Mechanism.* The Facilitation Mechanism is a process by which an Electronic Access Member can execute a transaction wherein the Electronic Access Member seeks to facilitate a block-size order it represents as agent, and/or a transaction wherein the Electronic Access Member solicited interest to execute against a block-size order it represents as agent. Electronic Access Members must be willing to execute the entire size of orders entered into the Facilitation Mechanism.

(1) Upon the entry of an order into the Facilitation Mechanism, a broadcast message that includes the series, price and size of the Agency Order, and whether it is to buy or sell, will be sent and Members will be given an opportunity to enter Responses with the prices and sizes at which they want to participate in the facilitation of the order.

(2) Responses may be priced at the price of the order to be facilitated or at a better price and must not exceed the size of the order to be facilitated.

(3) At the end of the period given for the entry of Responses, the facilitation order will be automatically executed.

(i) Unless there is sufficient size to execute the entire facilitation order at a better price, Priority Customer bids (offers) at the time the facilitation order is executed that are priced higher (lower) than the facilitation price will be executed at the facilitation price. Professional

Orders and market maker quotes at the time the facilitation order is executed that are priced higher (lower) than the facilitation price will be executed at their stated price, thereby providing the order being facilitated a better price for the number of contracts associated with such higher bids (lower offers). The facilitation order will be cancelled at the end of the exposure period if an execution would take place at a price that is inferior to the best bid (offer) on ISE Mercury.

(ii) The facilitating Electronic Access Member will execute at least forty percent (40%) of the original size of the facilitation order, but only after better-priced Responses, orders and quotes, as well as Priority Customer Orders at the facilitation price, are executed in full. Thereafter, Responses quotes and Professional Orders at the facilitation price will participate in the execution of the facilitation order based upon the percentage of the total number of contracts available at the facilitation price that is represented by the size of the Response, Professional Order or quote.

(iii) Upon entry of an order into the Facilitation Mechanism, the facilitating Electronic Access Member can elect to automatically match the price and size of orders, quotes and responses received during the exposure period up to a specified limit price or without specifying a limit price. In this case, the facilitating Electronic Access Member will be allocated its full size at each price point, or at each price point within its limit price if a limit is specified, until a price point is reached where the balance of the order can be fully executed. At such price point, the facilitating member shall be allocated at least forty percent (40%) of the original size of the facilitation order, but only after Priority Customer interest at such price point. Thereafter, all other orders, Responses, and quotes at the price point will participate in the execution of the facilitation order based upon the percentage of the total number of contracts available at the facilitation price that is represented by the size of the order, Response or quote. An election to automatically match better prices cannot be cancelled or altered during the exposure period.

(e) *Solicited Order Mechanism.* The Solicited Order Mechanism is a process by which an Electronic Access Member can attempt to execute orders of 500 or more contracts it represents as agent (the "Agency Order") against contra orders that it solicited. Each order entered into the Solicited Order Mechanism shall be designated as all-or-none.

(1) Upon entry of both orders into the Solicited Order Mechanism at a proposed execution price, a broadcast message that includes the series, price and size of the Agency Order, and whether it is to buy or sell, will be sent and Members will be given an opportunity to enter Responses with the prices and sizes at which they would be willing to participate in the execution of the Agency Order.

(2) At the end of the period given Members to enter Responses, the Agency Order will be automatically executed in full or cancelled.

(i) If at the time of execution there is insufficient size to execute the entire Agency Order at an improved price (or prices), the Agency Order will be executed against the solicited order at the proposed execution price so long as, at the time of execution: (A) the execution price is equal to or better than the best bid or offer on the Exchange, and (B) there are no Priority Customer Orders on the Exchange that are priced equal to the proposed execution price. If there are Priority Customer Orders on the Exchange on the opposite side of the Agency Order at the proposed execution price and there is sufficient size to execute the entire size of the Agency Order, the Agency Order will be executed against the bid or offer, and the solicited order will be cancelled. The aggregate size of all orders, quotes and Responses at the bid or offer will be used to determine whether the entire Agency Order can be executed. Both the solicited order and Agency Order will be cancelled if an execution would take place at a price that is inferior to the best bid or offer on the Exchange, or if there is a Priority Customer on the book at the proposed execution price but there is insufficient size on the Exchange to execute the entire Agency Order.

(ii) If at the time of execution there is sufficient size to execute the entire Agency Order at an improved price (or prices), the Agency Order will be executed at the improved price(s), subject to the condition in (i)(A), and the solicited order will be cancelled. The aggregate size of all orders, quotes and Responses at each price will be used to determine whether the entire agency order can be executed at an improved price (or prices).

(iii) When executing the Agency Order against the bid or offer in accordance with paragraph (i) above, or at an improved price in accordance with paragraph (ii) above, Priority Customer Orders will be executed first. Professional Orders and market maker quotes participate in the execution of the Agency Order based upon the percentage of the total number of contracts available at the best price that is represented by the size of the Professional Order or market maker quote.

(3) Prior to entering Agency Orders into the Solicited Order Mechanism on behalf of a customer, EAMs must deliver to the customer a written notification informing the customer that its order may be executed using the Exchange's Solicited Order Mechanism. Such written notification must disclose the terms and conditions contained in this Rule and must be in a form approved by the Exchange.

Supplementary Material to Rule 716

.01 It will be a violation of a member's duty of best execution to its customer if it were to cancel a facilitation order to avoid execution of the order at a better price. The availability of the Facilitation Mechanism does not alter a Member's best execution duty to get the best price for its customer. Accordingly, while facilitation orders can be canceled during the time period given for the entry of Responses, if a Member were to cancel a facilitation order when there was a superior price available on the Exchange and subsequently re-enter the facilitation order at the same facilitation price after the better price was no longer available without attempting to obtain that better price for its customer, there would be a presumption that the Member did so to avoid execution of its customer order in whole or in part by other brokers at the better price.

.02 Responses represent non-firm interest that can be canceled at any time prior to execution. Responses are not displayed to any market participants.

.03 Reserved.

.04 The time given to Members to enter Responses under paragraphs (c)(1), (d)(1) and (e)(1) shall be 500 milliseconds.

.05 Under paragraph (e) above, Members may enter contra orders that are solicited. The Solicited Order Mechanism provides a facility for Members that locate liquidity for their customer orders. Members may not use the Solicited Order Mechanism to circumvent Exchange Rule 717(d) limiting principal transactions. This may include, but is not limited to, Members entering contra orders that are solicited from (1) affiliated broker-dealers, or (2) broker-dealers with which the Member has an arrangement that allows the Member to realize similar economic benefits from the solicited transaction as it would achieve by executing the customer order in whole or in part as principal. Additionally, any solicited contra orders entered by Members to trade against Agency Orders may not be for the account of an Exchange market maker that is assigned to the options class.

.06 Split Prices. Orders and Responses may be entered into the Facilitation and Solicitation Mechanisms and receive executions at the mid-price between the standard minimum trading increments for the options series ("Split Prices"). This means that orders and Responses for options with a minimum increment of 5 cents may be entered into the Facilitation and Solicitation Mechanisms and receive executions in 2.5 cent increments (e.g., $1.025, $1.05, $1.075, etc.), and that orders and Responses for options with a minimum increment of 10 cents may be entered into the Facilitation and Solicitation Mechanism and receive executions at 5 cent increments (e.g., $4.05, $4.10, $4.15, etc.). Orders and quotes in the market that receive the benefit of the facilitation price under paragraph (d) may also receive executions at Split Prices. Non-displayed penny orders and quotes will otherwise be executed only at the regular trading increment for the security (e.g., if the displayed market is $2.00 by

$2.05 and there is a hidden penny order to buy at 2.03, the hidden penny order will participate in the execution algorithms applied by the Facilitation and Solicited Order Mechanisms at the split price of $2.025; and if the hidden penny price in this example is $2.02, the hidden penny order will participate in the execution algorithms at the regular trading increment of $2.00).

.07 Reserved.

.08 Reserved.

.09 Penny Prices. Orders and Responses may be entered into the Block Mechanism and receive executions at penny increments. Orders and quotes in the market that receive the benefit of the block execution price under paragraph (c)(2)(i) may also receive executions at penny increments.

Rule 717. Limitations on Orders

(a) Reserved.

(b) Limit Orders.

Electronic Access Members shall not enter Priority Customer limit orders into the System in the same options series, for the account or accounts of the same or related beneficial owners, in such a manner that the beneficial owner(s) effectively is operating as a market maker by holding itself out as willing to buy and sell such options contract on a regular or continuous basis. In determining whether a beneficial owner effectively is operating as a market maker, the Exchange will consider, among other things: the simultaneous or near-simultaneous entry of limit orders to buy and sell the same options contract and the entry of multiple limit orders at different prices in the same options series.

(c) Reserved.

(d) Principal Transactions.

Electronic Access Members may not execute as principal orders they represent as agent unless (i) agency orders are first exposed on the Exchange for at least one (1) second, (ii) the Electronic Access Member has been bidding or offering on the Exchange for at least one (1) second prior to receiving an agency order that is executable against such bid or offer, or (iii) the Member utilizes the Facilitation Mechanism pursuant to Rule 716(d), or (iv) the Member utilizes the Price Improvement Mechanism for Crossing Transactions pursuant to Rule 723.

(e) Solicitation Orders.

Electronic Access Members may not execute orders they represent as agent on the Exchange against orders solicited from Members and non-member broker-dealers to transact with such orders unless (i) the unsolicited order is first exposed on the Exchange for at least one (1) second, (ii) the Member utilizes the Solicited Order Mechanism pursuant to Rule 716(e), (iii) the Member utilizes the Facilitation Mechanism pursuant to Rule 716(d) or (iv) the Member utilizes the Price Improvement Mechanism for Crossing Transactions pursuant to Rule 723.

(f) Reserved.

(g) Orders for the Account of Another Member.

Electronic Access Members shall not cause the entry of orders for the account of an Exchange market maker that is exempt from the provisions of Regulation T of the Board of Governors of the Federal Reserve System pursuant to Section 7(c)(2) of the Exchange Act unless such orders are identified as orders for the account of an Exchange market maker in the manner prescribed by the Exchange.

Supplemental Material to Rule 717

.01 Rule 717(d) prevents an Electronic Access Member from executing agency orders to increase its economic gain from trading against the order without first giving other trading interest on the Exchange an opportunity to either trade with the agency order or to trade at the execution price when the Member was already bidding or offering on the book. However, the Exchange recognizes that it may be possible for an Electronic Access Member to establish a relationship with a customer or other person (including affiliates) to deny agency orders the opportunity to interact on the Exchange and to realize similar economic benefits as it would achieve by executing agency orders as principal. It will be a violation of Rule 717(d) for an Electronic Access Member to be a party to any arrangement designed to circumvent Rule 717(d) by providing an opportunity for a customer or other person (including affiliates) to regularly execute against agency orders handled by the Electronic Access Member immediately upon their entry into the System.

.02 It will be a violation of Rule 717(e) for an Electronic Access Member to cause the execution of an order it represents as agent on the Exchange by orders it solicited from Members and non-member broker-dealers to transact with such orders, whether such solicited orders are entered into the System directly by the Electronic Access Member or by the solicited party (either directly or through another Member), if the Member fails to expose orders on the Exchange as required by Rule 717(e).

.03 The requirements of paragraphs (d) and (e) above apply, as well, to non-displayed penny orders entered on the Exchange. For the purposes of these paragraphs, agency orders priced in penny increments are deemed "exposed" and member proprietary orders priced in penny increments are deemed bids or offers.

.04 Non-marketable all-or-none limit orders and non-marketable minimum quantity orders shall be deemed "exposed" for the purposes of paragraphs (d) and (e) one second following a broadcast notifying market participants that such an order to buy or sell a specified number of contracts at a specified price either as all-or-none or with a specified minimum quantity has been received in the options series. For non-marketable minimum quantity orders, the broadcast will specify the minimum quantity that can be executed.

.05 With respect to the non-displayed reserve portion of a reserve order, the exposure requirement of paragraphs (d) and (e) are satisfied if the displayable portion of the reserve order is displayed at its displayable price for one second.

.06 The exposure requirement of paragraph (d) and (e) of Rule 717 applies to the entry of orders with knowledge that there is a pre-existing unexecuted agency, proprietary, or solicited order on the Exchange. Members may demonstrate that orders were entered without knowledge by providing evidence that effective information barriers between the persons, business units and/or systems entering the orders onto the Exchange were in existence at the time the orders were entered. Such information barriers must be fully documented and provided to the Exchange upon request.

Rule 718. Reserved

Rule 719. Transaction Price Binding

The price at which an order is executed shall be binding notwithstanding that an erroneous report in respect thereto may have been rendered, or no report rendered. A report shall not be binding if an order was not actually executed but was reported to have been executed in error.

Rule 720. Nullification and Adjustment of Options Transactions including Obvious Errors

The Exchange may nullify a transaction or adjust the execution price of a transaction in accordance with this Rule. However, the determination as to whether a trade was executed at an erroneous price may be made by mutual agreement of the affected parties to a particular transaction. A trade may be nullified or adjusted on the terms that all parties to a particular transaction agree, provided, however, that such agreement to nullify or adjust must be conveyed to the Exchange in a manner prescribed by the Exchange prior to 8:30 a.m. Eastern Time on the first trading day following the execution. It is considered conduct inconsistent with just and equitable principles of trade for any Member to use the mutual adjustment process to circumvent any applicable Exchange rule, the Act or any of the rules and regulations thereunder.

(a) *Definitions.*

(1) *Customer.* For purposes of this Rule, Customer has the same definition as Priority Customer in Rule 100(a)(37A).

(2) *Erroneous Sell/Buy Transaction.* For purposes of this Rule, an "erroneous sell transaction" is one in which the price received by the person selling the option is erroneously low, and an "erroneous buy transaction" is one in which the price paid by the person purchasing the option is erroneously high.

(3) *Official.* For purposes of this Rule, an Official is an Officer of the Exchange or such other employee designee of the Exchange that is trained in the application of this Rule.

(4) *Size Adjustment Modifier.* For purposes of this Rule, the Size Adjustment Modifier will be applied to individual transactions as follows:

Number of Contracts per Execution	Adjustment – TP Plus/Minus
1-50	N/A
51-250	2 times adjustment amount
251-1000	2.5 times adjustment amount
1001 or more	3 times adjustment amount

(b) *Theoretical Price.* Upon receipt of a request for review and prior to any review of a transaction execution price, the "Theoretical Price" for the option must be determined. For purposes of this Rule, if the applicable option series is traded on at least one other options exchange, then the Theoretical Price of an option series is the last NBB just prior to the trade in question with respect to an erroneous sell transaction or the last NBO just prior to the trade in question with respect to an erroneous buy transaction unless one of the exceptions in sub-paragraphs (b)(1) through (3) below exists. For purposes of this provision, when a single order received by the Exchange is executed at multiple price levels, the last NBB and last NBO just prior to the trade in question would be the last NBB and last NBO just prior to the Exchange's receipt of the order.

(1) *Transactions at the Open.* For a transaction occurring during the opening rotation (see Rule 701) the Exchange will determine the Theoretical Price if there is no NBB or NBO for the affected series just prior to the erroneous transaction or if the bid/ask differential of the NBB and NBO just prior to the erroneous transaction is equal to or greater than the Minimum Amount set forth in the chart contained in sub-paragraph (b)(3) below. If the bid/ask differential is less than the Minimum Amount, the Theoretical Price is the NBB or NBO just prior to the erroneous transaction.

(2) *No Valid Quotes.* The Exchange will determine the Theoretical Price if there are no quotes or no valid quotes for comparison purposes. Quotes that are not valid are all quotes in the applicable option series published at a time where the last NBB is higher than the last NBO in such series (a "crossed market"), quotes published by the Exchange that were submitted by either party to the transaction in question, and quotes published by another options exchange against which the Exchange has declared self-help.

(3) *Wide Quotes.* The Exchange will determine the Theoretical Price if the bid/ask differential of the NBB and NBO for the affected series just prior to the erroneous transaction was equal to or greater than the Minimum Amount set forth below and there was a bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction. If there was no bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction then the Theoretical Price of an option series is the last NBB or NBO just prior to the transaction in question, as set forth in paragraph (b) above.

Bid Price at Time of Trade	Minimum Amount
Below $2.00	$0.75
$2.00 to $5.00	$1.25
Above $5.00 to $10.00	$1.50
Above $10.00 to $20.00	$2.50
Above $20.00 to $50.00	$3.00
Above $50.00 to $100.00	$4.50
Above $100.00	$6.00

(c) *Obvious Errors.*

(1) *Definition.* For purposes of this Rule, an Obvious Error will be deemed to have occurred when the Exchange receives a properly submitted filing where the execution price of a transaction is higher or lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:

Theoretical Price	Minimum Amount
Below $2.00	$0.25
$2.00 to $5.00	$0.40
Above $5.00 to $10.00	$0.50
Above $10.00 to $20.00	$0.80
Above $20.00 to $50.00	$1.00
Above $50.00 to $100.00	$1.50
Above $100.00	$2.00

(2) *Time Deadline.* A party that believes that it participated in a transaction that was the result of an Obvious Error must notify the Exchange's Market Control in the manner specified from time to time by the Exchange in a circular distributed to Members. Such notification must be received by the Exchange's Market Control within the timeframes specified below:

(A) *Customer Orders.* For an execution of a Customer order, a filing must be received by the Exchange within thirty (30) minutes of the execution, subject to sub-paragraph (C) below; and

(B) *"Non-Customer" Orders.* For an execution of any order other than a Customer order, a filing must be received by the Exchange within fifteen (15) minutes of the execution, subject to sub-paragraph (C) below.

(C) *Linkage Trades.* Any other options exchange will have a total of forty-five (45) minutes for Customer orders and thirty (30) minutes for non-Customer orders, measured from the time of execution on the Exchange, to file with the Exchange for review of transactions routed to the Exchange from that options exchange and executed on the Exchange ("linkage trades"). This includes filings on behalf of another options exchange filed by a third-party routing broker if such third-party broker identifies the affected transactions as linkage trades. In order to facilitate timely reviews of linkage trades the Exchange will accept filings from either the other options exchange or, if applicable, the third-party routing broker that routed the applicable order(s). The additional fifteen (15) minutes provided with respect to linkage trades shall only apply to the extent the options exchange that originally received and routed the order to the Exchange itself received a timely filing from the entering participant (i.e., within 30 minutes if a Customer order or 15 minutes if a non-Customer order).

(3) *Official Acting on Own Motion.* An Official may review a transaction believed to be erroneous on his/her own motion in the interest of maintaining a fair and orderly market and for the protection of investors. A transaction reviewed pursuant to this paragraph may be nullified or adjusted only if it is determined by the Official that the transaction is erroneous in accordance with the provisions of

this Rule, provided that the time deadlines of sub-paragraph (c)(2) above shall not apply. The Official shall act as soon as possible after becoming aware of the transaction, and ordinarily would be expected to act on the same day that the transaction occurred. In no event shall the Official act later than 8:30 a.m. Eastern Time on the next trading day following the date of the transaction in question. A party affected by a determination to nullify or adjust a transaction pursuant to this provision may appeal such determination in accordance with paragraph (k) below; however, a determination by an Official not to review a transaction or determination not to nullify or adjust a transaction for which a review was conducted on an Official's own motion is not appealable. If a transaction is reviewed and a determination is rendered pursuant to another provision of this Rule, no additional relief may be granted under this provision.

(4) *Adjust or Bust.* If it is determined that an Obvious Error has occurred, the Exchange shall take one of the actions listed below. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone.

(A) *Non-Customer Transactions.* Where neither party to the transaction is a Customer, the execution price of the transaction will be adjusted by the Official pursuant to the table below. Any non-Customer Obvious Error exceeding 50 contracts will be subject to the Size Adjustment Modifier defined in sub-paragraph (a)(4) above.

Theoretical Price (TP)	**Buy Transaction Adjustment – TP Plus**	**Sell Transaction Adjustment – TP Minus**
Below $3.00	$0.15	$0.15
At or above $3.00	$0.30	$0.30

(B) *Customer Transactions.* Where at least one party to the Obvious Error is a Customer, the trade will be nullified, subject to sub-paragraph (C) below.

(C) If any Member submits requests to the Exchange for review of transactions pursuant to this rule, and in aggregate that Member has 200 or more Customer transactions under review concurrently and the orders resulting in such transactions were submitted during the course of 2 minutes or less, where at least one party to the Obvious Error is a non-Customer, the Exchange will apply the non-Customer adjustment criteria set forth in sub-paragraph (A) above to such transactions.

(d) *Catastrophic Errors.*

(1) *Definition.* For purposes of this Rule, a Catastrophic Error will be deemed to have occurred when the execution price of a transaction is higher or

lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:

Theoretical Price	Minimum Amount
Below $2.00	$0.50
$2.00 to $5.00	$1.00
Above $5.00 to $10.00	$1.50
Above $10.00 to $20.00	$2.00
Above $20.00 to $50.00	$2.50
Above $50.00 to $100.00	$3.00
Above $100.00	$4.00

(2) *Time Deadline.* A party that believes that it participated in a transaction that was the result of a Catastrophic Error must notify the Exchange's Market Control in the manner specified from time to time by the Exchange in a circular distributed to Members. Such notification must be received by the Exchange's Market Control by 8:30 a.m. Eastern Time on the first trading day following the execution. For transactions in an expiring options series that take place on an expiration day, a party must notify the Exchange's Market Control within 45 minutes after the close of trading that same day.

(3) *Adjust or Bust.* If it is determined that a Catastrophic Error has occurred, the Exchange shall take action as set forth below. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone. In the event of a Catastrophic Error, the execution price of the transaction will be adjusted by the Official pursuant to the table below. Any Customer order subject to this sub-paragraph will be nullified if the adjustment would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price.

Theoretical Price (TP)	Buy Transaction Adjustment – TP Plus	Sell Transaction Adjustment – TP Minus
Below $2.00	$0.50	$0.50
$2.00 to $5.00	$1.00	$1.00
Above $5.00 to $10.00	$1.50	$1.50
Above $10.00 to $20.00	$2.00	$2.00
Above $20.00 to $50.00	$2.50	$2.50
Above $50.00 to $100.00	$3.00	$3.00
Above $100.00	$4.00	$4.00

(e) *Significant Market Events.*

(1) *Definition.* For purposes of this Rule, a Significant Market Event will be deemed to have occurred when: criterion (A) below is met or exceeded or the sum of all applicable event statistics, where each is expressed as a percentage of the relevant threshold in criteria (A) through (D) below, is greater than or equal to 150% and 75% or more of at least one category is reached, provided that no single category can contribute more than 100% to the sum and any category contributing more than 100% will be rounded down to 100%. All criteria set forth below will be measured in aggregate across all exchanges.

(A) Transactions that are potentially erroneous would result in a total Worst-Case Adjustment Penalty of $30,000,000, where the Worst-Case Adjustment Penalty is computed as the sum, across all potentially erroneous trades, of:

(i) $0.30 (i.e., the largest Transaction Adjustment value listed in sub-paragraph (e)(3)(A) below); times

(ii) the contract multiplier for each traded contract; times

(iii) the number of contracts for each trade; times

(iv) the appropriate Size Adjustment Modifier for each trade, if any, as defined in sub-paragraph (e)(3)(A) below.

(B) Transactions involving 500,000 options contracts are potentially erroneous;

(C) Transactions with a notional value (i.e., number of contracts traded multiplied by the option premium multiplied by the contract multiplier) of $100,000,000 are potentially erroneous;

(D) 10,000 transactions are potentially erroneous.

(2) *Coordination with Other Options Exchanges.* To ensure consistent application across options exchanges, in the event of a suspected Significant Market Event, the Exchange shall initiate a coordinated review of potentially erroneous transactions with all other affected options exchanges to determine the full scope of the event. When this paragraph is invoked, the Exchange will promptly coordinate with the other options exchanges to determine the appropriate review period as well as select one or more specific points in time prior to the transactions in question and use one or more specific points in time to determine Theoretical Price. Other than the selected points in time, if applicable, the Exchange will determine Theoretical Price in accordance with paragraph (b) above.

(3) *Adjust or Bust.* If it is determined that a Significant Market Event has occurred then, using the parameters agreed as set forth in sub-paragraph (e)(2) above, if applicable, an Official will determine whether any or all

transactions under review qualify as Obvious Errors. The Exchange shall take one of the actions listed below with respect to all transactions that qualify as Obvious Errors pursuant to sub-paragraph (c)(1) above. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone.

(A) The execution price of each affected transaction will be adjusted by an Official to the price provided below unless both parties agree to adjust the transaction to a different price or agree to bust the trade. In the context of a Significant Market Event, any error exceeding 50 contracts will be subject to the Size Adjustment Modifier defined in sub-paragraph (a)(4) above.

Theoretical Price (TP)	**Buy Transaction Adjustment – TP Plus**	**Sell Transaction Adjustment – TP Minus**
Below $3.00	$0.15	$0.15
At or above $3.00	$0.30	$0.30

(B) Where at least one party to the transaction is a Customer, the trade will be nullified if the adjustment would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price.

(4) *Nullification of Transactions.* If the Exchange, in consultation with other options exchanges, determines that timely adjustment is not feasible due to the extraordinary nature of the situation, then the Exchange will nullify some or all transactions arising out of the Significant Market Event during the review period selected by the Exchange and other options exchanges consistent with this paragraph. To the extent the Exchange, in consultation with other options exchanges, determines to nullify less than all transactions arising out of the Significant Market Event, those transactions subject to nullification will be selected based upon objective criteria with a view toward maintaining a fair and orderly market and the protection of investors and the public interest.

(5) *Final Rulings.* With respect to rulings made pursuant to this paragraph, the number of affected transactions is such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest. Accordingly, rulings by the Exchange pursuant to this paragraph are non-appealable.

(f) *Trading Halts.* The Exchange shall nullify any transaction that occurs during a trading halt in the affected option on the Exchange pursuant to Rule 702.

(g) *Erroneous Print in Underlying.* A trade resulting from an erroneous print(s) disseminated by the underlying market that is later nullified by that underlying market shall be adjusted or busted as set forth in sub-paragraph (c)(4) of this Rule, provided a party notifies the Exchange's Market Control in a timely manner as set forth below. For purposes of this paragraph, a trade resulting from an erroneous print(s) shall mean any options trade executed during a period of time for which one or more executions in the underlying security are nullified and for one second thereafter. If a party believes that it participated in an erroneous transaction resulting from an erroneous print(s) pursuant to this paragraph it must notify the Exchange's Market Control within the timeframes set forth in sub-paragraph (c)(2) above, with the allowed notification timeframe commencing at the time of notification by the underlying market(s) of nullification of transactions in the underlying security. If multiple underlying markets nullify trades in the underlying security, the allowed notification timeframe will commence at the time of the first market's notification.

(h) *Erroneous Quote in Underlying.* A trade resulting from an erroneous quote(s) in the underlying security shall be adjusted or busted as set forth in sub-paragraph (c)(4) this Rule, provided a party notifies the Exchange's Market Control in a timely manner as set forth below. An erroneous quote occurs when the underlying security has a width of at least $1.00 and has a width at least five times greater than the average quote width for such underlying security during the time period encompassing two minutes before and after the dissemination of such quote. For purposes of this paragraph, the average quote width shall be determined by adding the quote widths of sample quotations at regular 15-second intervals during the four-minute time period referenced above (excluding the quote(s) in question) and dividing by the number of quotes during such time period (excluding the quote(s) in question). If a party believes that it participated in an erroneous transaction resulting from an erroneous quote(s) pursuant to this paragraph it must notify the Exchange's Market Control in accordance with sub-paragraph (c)(2) above.

(i) *Stop (and Stop-Limit) Order Trades Triggered by Erroneous Trades.* Transactions resulting from the triggering of a stop or stop-limit order by an erroneous trade in an option contract shall be nullified by the Exchange, provided a party notifies the Exchange's Market Control in a timely manner as set forth below. If a party believes that it participated in an erroneous transaction pursuant to this paragraph it must notify the Exchange's Market Control within the timeframes set forth in sub-paragraph (c)(2) above, with the allowed notification timeframe commencing at the time of notification of the nullification of transaction(s) that triggered the stop or stop-limit order.

(j) *Linkage Trades.* If the Exchange routes an order pursuant to the Plan (as defined in Rule 1900(n)) that results in a transaction on another options exchange (a "Linkage Trade") and such options exchange subsequently nullifies or adjusts the Linkage Trade pursuant to its rules, the Exchange will perform all actions necessary to complete the nullification or adjustment of the Linkage Trade.

(k) *Appeals.* If a Member affected by a determination made under this Rule so requests within the time permitted below, the Obvious Error Panel ("Obvious Error

Panel") will review decisions made by the Official under this Rule, including whether an obvious error occurred and whether the correct determination was made.

(1) The Obvious Error Panel will be comprised of representatives from four (4) Members. Two (2) of the representatives must be directly engaged in market making (any such representative, a "MM Representative") and the other two (2) representatives must be employed by an Electronic Access Member (any such representative, a "Non-MM Representative"). To qualify as a representative of a Member other than a Member engaged in market making, a person must:

(A) be employed by a Member whose revenues from options market making activity do not exceed ten percent (10%) of its total revenues; or

(B) have as his or her primary responsibility the handling of Public Customer orders or supervisory responsibility over persons with such responsibility, and not have any responsibilities with respect to market making activities.

(2) The Exchange shall designate at least ten (10) MM Representatives and at least ten (10) Non-MM Representatives to be called upon to serve on the Obvious Error Panel as needed. In no case shall an Obvious Error Panel include a person affiliated with a party to the trade in question. To the extent reasonably possible, the Exchange shall call upon the designated representatives to participate on an Obvious Error Panel on an equally frequent basis.

(3) A request for review on appeal must be made in writing via e-mail or other electronic means specified from time to time by the Exchange in a circular distributed to Members within thirty (30) minutes after the party making the appeal is given notification of the initial determination being appealed. The Obvious Error Panel shall review the facts and render a decision as soon as practicable, but generally on the same trading day as the execution(s) under review. On requests for appeal received after 3:00 p.m. Eastern Time, a decision will be rendered as soon as practicable, but in no case later than the trading day following the date of the execution under review.

(4) The Obvious Error Panel may overturn or modify an action taken by the Official under this Rule. All determinations by the Obvious Error Panel shall constitute final action by the Exchange on the matter at issue.

(5) If the Obvious Error Panel votes to uphold the decision made pursuant to paragraph (k)(1) above, the Exchange will assess a $5,000.00 fee against the Member(s) who initiated the request for appeal. In addition, in instances where the Exchange, on behalf of a Member, requests a determination by another market center that a transaction is clearly erroneous, the Exchange will pass any resulting charges through to the relevant Member.

(6) Any determination by an Official or by the Obvious Error Panel shall be rendered without prejudice as to the rights of the parties to the transaction to submit their dispute to arbitration.

Supplementary Material to Rule 720

.01 Limit Up-Limit Down State. During a pilot period set to coincide with the pilot period for the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS under the Act (the "Plan"), including any extensions to the pilot period for the Plan, an execution will not be subject to review as an Obvious Error or Catastrophic Error pursuant to paragraph (c) or (d) of this Rule if it occurred while the underlying security was in a "Limit State" or "Straddle State," as defined in the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS under the Act (the "Limit Up-Limit Down Plan"). Nothing in this provision shall prevent such execution from being reviewed on an Official's own motion pursuant to sub-paragraph (c)(3) of this Rule, or a bust or adjust pursuant to paragraphs (e) through (j) of this Rule.

.02 For the purposes of this Rule, to the extent the provisions of this Rule would result in the Exchange applying an adjustment of an erroneous sell transaction to a price lower than the execution price or an erroneous buy transaction to a price higher than the execution price, the Exchange will not adjust or nullify the transaction, but rather, the execution price will stand.

.03 When Market Control determines that an Error has occurred and action is warranted under paragraphs (c) or (d) above, the identity of the parties to the trade will be disclosed to each other in order to encourage conflict resolution.

Rule 720A. Erroneous Trades due to System Disruptions and Malfunctions

(a) *Verifiable Disruptions or Malfunctions of Exchange Systems.*

(1) Transactions arising out of a "verifiable disruption or malfunction" in the use or operation of any Exchange automated quotation, dissemination, execution, or communication system may either be nullified or adjusted by Market Control. Transactions that qualify for price adjustment will be adjusted in accordance with the guidelines contained in Rule 720(b)(2)(i)(A) and (B).

(2) Absent extraordinary circumstances, any such action by Market Control pursuant to this Rule shall be initiated within sixty (60) minutes of the occurrence of the erroneous transaction that resulted from a verifiable disruption or malfunction. Each member involved in the transaction shall be notified as soon as practicable.

(3) Any member aggrieved by the action of Market Control taken pursuant to paragraph (1) above may appeal such action in accordance with the provisions of subsection (b).

(b) *Procedures for Review of Decisions Made Pursuant to Rule 720A(a).*

(1) If a party to a ruling by Market Control made pursuant to subsection (a) of this Rule requests within the time permitted below, a Review Panel, will be utilized to review decisions made by Market Control under this Rule.

(i) The Review Panel will be comprised of representatives from four (4) Member firms. Two (2) of the representatives must be directly engaged in market making activity and two (2) of the representatives must be employed by an Electronic Access Member. To qualify as a representative of an Electronic Access Member on a Review Panel, a person must (i) be employed by a Member whose revenues from options market making activity do not exceed ten percent (10%) of its total revenues; or (ii) have as his or her primary responsibility the handling of Public Customer orders or supervisory responsibility over persons with such responsibility, and not have any responsibilities with respect to market making activities.

(ii) The Exchange shall designate at least five (5) market maker representatives and at least five (5) Electronic Access Member representatives to be called upon to serve on the Review Panel as needed. In no case shall a Review Panel include a person related to a party to the trade in question. To the extent reasonably possible, the Exchange shall call upon the designated representatives to participate on a Review Panel on an equally frequent basis.

(iii) A request for review on appeal must be made via facsimile or e-mail within thirty (30) minutes after the party making the appeal is given notification of the initial determination being appealed. The Review Panel shall review the facts and render a decision within the time frame prescribed by the Exchange.

(iv) The Review Panel may overturn or modify an action taken by the Exchange under this Rule. All determinations by the Review Panel shall constitute final action by the Exchange on the matter at issue.

Rule 721. Crossing Orders

(a) Customer Cross Orders are automatically executed upon entry provided that the execution is at or between the best bid and offer on the Exchange and (i) is not at the same price as a Priority Customer Order on the Exchange's limit order book and (ii) will not trade through the NBBO.

(1) Customer Cross Orders will be automatically canceled if they cannot be executed.

(2) Customer Cross Orders may only be entered in the regular trading increments applicable to the options class under Rule 710.

(3) Supplemental Material .01 to Rule 717 applies to the entry and execution of Customer Cross Orders.

(b) Qualified Contingent Cross Orders are automatically executed upon entry provided that the execution (i) is not at the same price as a Priority Customer Order on the Exchange's limit order book and (ii) is at or between the NBBO.

(1) Qualified Contingent Cross Orders will be automatically canceled if they cannot be executed.

(2) Qualified Contingent Cross Orders may only be entered in the regular trading increments applicable to the options class under in Rule 710.

Rule 722. Reserved.

Rule 723. Price Improvement Mechanism for Crossing Transactions

(a) The Price Improvement Mechanism is a process by which an Electronic Access Member can provide price improvement opportunities for a transaction wherein the Electronic Access Member seeks to facilitate an order it represents as agent, and/or a transaction wherein the Electronic Access Member solicited interest to execute against an order it represents as agent (a "Crossing Transaction").

(b) Crossing Transaction Entry. A Crossing Transaction is comprised of the order the Electronic Access Member represents as agent (the "Agency Order") and a counter-side order for the full size of the Agency Order (the "Counter-Side Order"). The Counter-Side Order may represent interest for the Member's own account, or interest the Member has solicited from one or more other parties, or a combination of both.

(1) A Crossing Transaction must be entered only at a price that is equal to or better than the national best bid or offer ("NBBO") and better than the limit order or quote on the ISE Mercury orderbook on the same side of the Agency Order.

(2) The Crossing Transaction may be priced in one-cent increments.

(3) The Crossing Transaction may not be canceled, but the price of the Counter-Side Order may be improved during the exposure period.

(c) Exposure Period. Upon entry of a Crossing Transaction into the Price Improvement Mechanism, a broadcast message that includes the series, price and size of the Agency Order, and whether it is to buy or sell, will be sent to all Members. This broadcast message will not be included in the Exchange's disseminated best bid or offer and will not be disseminated through OPRA.

(1) Members will be given 500 milliseconds to indicate the size and price at which they want to participate in the execution of the Agency Order ("Improvement Orders").

(2) Improvement Orders may be entered by all Members for their own account or for the account of a Public Customer in one-cent increments at the same price as the Crossing Transaction or at an improved price for the Agency Order, and for any size up to the size of the Agency Order.

(3) During the exposure period, Improvement Orders may not be canceled, but may be modified to (1) increase the size at the same price, or (2) improve the price of the Improvement Order for any size up to the size of the Agency Order.

(4) During the exposure period, responses (including the Counter-Side Order, Improvement Orders, and any changes to either) submitted by Members shall not be visible to other auction participants.

(5) The exposure period will automatically terminate (i) at the end of the 500 millisecond period, (ii) upon the receipt of a market or marketable limit order on the Exchange in the same series, or (iii) upon the receipt of a non-marketable limit order in the same series on the same side of the market as the Agency Order that would cause the price of the Crossing Transaction to be outside of the best bid or offer on the Exchange.

(d) Execution. At the end of the exposure period the Agency Order will be executed in full at the best prices available, taking into consideration orders and quotes in the Exchange market, Improvement Orders, Customer Participation Orders (see Supplementary Material .06 below) and the Counter-Side Order. The Agency Order will receive executions at multiple price levels if there is insufficient size to execute the entire order at the best price.

(1) At a given price, Priority Customer interest is executed in full before Professional Orders and any other interest of Members (i.e., proprietary interest from Electronic Access Members and Exchange market makers).

(2) After Priority Customer interest at a given price, Professional Orders and Members' interest will participate in the execution of the Agency Order based upon the percentage of the total number of contracts available at the price that is represented by the size of the Members' interest.

(3) In the case where the Counter-Side Order is at the same price as Members' interest in (d)(2), the Counter-Side order will be allocated the greater of one (1) contract or forty percent (40%) of the initial size of the Agency Order before other Member interest is executed. Upon entry of Counter-Side orders, Members can elect to automatically match the price and size of orders, quotes and responses received during the exposure period up to a specified limit price or without specifying a limit price. In this case, the Counter-Side order will be allocated its full size at each price point, or at each price point within its limit price if a limit is specified, until a price point is reached where the balance of the order can be fully executed. At such price point, the Counter-Side order shall be allocated the greater of one contract or forty percent (40%) of the original size of the Agency Order, but only after Priority Customer Orders at such price point are executed in full. Thereafter, all other orders, Responses, and quotes at the price point will participate in the execution of the Agency Order based upon the percentage of the total number of contracts available at the price that is represented by the size of the order, Response or quote. An election to automatically match better prices cannot be cancelled or altered during the exposure period.

(4) When a market order or marketable limit order on the opposite side of the market from the Agency Order ends the exposure period, it will participate in the execution of the Agency Order at the price that is mid-way between the best counter-side interest and the NBBO, so that both the market or marketable limit order and the Agency Order receive price improvement. Transactions will be rounded, when necessary, to the $.01 increment that favors the Agency Order.

Supplementary Material to Rule 723

.01 It shall be considered conduct inconsistent with just and equitable principles of trade for any Member to enter orders, quotes, Agency Orders, Counter-Side Orders or Improvement Orders for the purpose of disrupting or manipulating the Price Improvement Mechanism. Such conduct includes, but is not limited to, engaging in a pattern of conduct where the Member submitting the Agency Order into the PIM breaks-up the Agency Order into separate orders for two (2) or fewer contracts for the purpose of gaining a higher allocation percentage than the Member would have otherwise received in accordance with the allocation procedures contained in paragraph (d) above.

.02 The Price Improvement Mechanism may only be used to execute bona fide Crossing Transactions.

.03 Initially, and for at least a Pilot Period expiring on July 18, 2016, there will be no minimum size requirements for orders to be eligible for the Price Improvement Mechanism. During the Pilot Period, the Exchange will submit certain data, periodically as required by the Commission, to provide supporting evidence that, among other things, there is meaningful competition for all size orders within the Price Improvement Mechanism, that there is significant price improvement for all orders executed through the Price Improvement Mechanism, and that there is an active and liquid market functioning on the Exchange outside of the Price Improvement Mechanism. Any raw data which is submitted to the Commission will be provided on a confidential basis.

.04 Only one PIM may be ongoing at any given time in a series. PIMs will not queue or overlap in any manner.

.05 Paragraphs (c)(5) and (d)(4) will be effective for a Pilot Period expiring on July 18, 2016. During the Pilot Period, the Exchange will submit certain data relating to the frequency with which the exposure period is terminated by unrelated orders. Any raw data which is submitted to the Commission will be provided on a confidential basis.

.06 Pursuant to Rule 723(c)(2), Electronic Access Members may enter Improvement Orders for the account of Public Customers. Without limiting the forgoing, Electronic Access Members may enter Improvement Orders with respect to CPOs (as defined in Rule 715(f)). An Improvement Order can be entered with respect to a CPO if: (1) the limit order price of the CPO is equal to the best bid or offer on the Exchange at the time the PIM is initiated; and (2) the CPO is on the same side of the market as the Counter-Side Order. The Improvement Order must be entered for the existing size of the limit order up to the size of the Agency Order and for the price of the Participation Interest.

.07 Any solicited Counter-Side Orders submitted by an Electronic Access Member to trade against Agency Orders may not be for the account of an Exchange market maker assigned to the options class.

.08 Reserved.

.09 Counter-Side Orders and Improvement Orders entered into the Price Improvement Mechanism only will execute against the Agency Order, and any unexecuted interest will be automatically cancelled.

.10 PIM ISO Order. A PIM ISO order (PIM ISO) is the transmission of two orders for crossing pursuant to Rule 723 without regard for better priced Protected Bids or Protected Offers (as defined in Rule 1900) because the Member transmitting the PIM ISO to the Exchange has, simultaneously with the routing of the PIM ISO, routed one or more ISOs, as necessary, to execute against the full displayed size of any Protected Bid or Protected Offer that is superior to the starting PIM auction price and has swept all interest in the Exchange's book priced better than the proposed auction starting price. Any execution(s) resulting from such sweeps shall accrue to the PIM order.

CHAPTER 8

Market Makers

Rule 800. Registration of Market Makers

(a) A market maker is a Member with Designated Trading Representatives registered pursuant to Rule 801. Market makers are registered with the Exchange for the purpose of making transactions as dealer-specialists in accordance with the provisions of this Chapter. Registered market makers are designated as specialists on the Exchange for all purposes under the Exchange Act and the rules and regulations thereunder.

(b) To register as a Competitive or Primary Market Maker, a Member shall file an application in writing on such forms as the Exchange may prescribe. Applications shall be reviewed by the Exchange, which shall consider an applicant's market making ability and such other factors as the Exchange deems appropriate. After reviewing the application, the Exchange shall either approve or disapprove the applicant's registration as a Competitive or Primary Market Maker.

(c) The registration of any Member as a Competitive or Primary Market Maker may be suspended or terminated by the Exchange upon a determination that such Member has failed to properly perform as a market maker.

Rule 801. Designated Trading Representatives

(a) Market maker quotations and orders may be submitted to the Exchange's System only by Designated Trading Representatives ("DTRs"). A DTR is permitted to enter quotes and orders only for the account of the market maker with which he is associated.

(b) *Registration of Designated Trading Representatives.* The Exchange may, upon receiving an application in writing from a market maker on a form prescribed by the Exchange, approve a person as a DTR.

(1) DTRs may be:

(i) individual Members registered with the Exchange as market makers, or

(ii) officers, partners, employees or associated persons of Members that are registered with the Exchange as market makers.

(2) The Exchange may require a market maker to provide additional information the Exchange considers necessary to establish whether a person should be approved.

(3) A person may be conditionally approved as a DTR subject to any conditions the Chief Regulatory Officer considers appropriate in the interests of maintaining a fair and orderly market.

(c) *Suspension or Withdrawal of Registration.*

(1) The Exchange may suspend or withdraw the registration previously given to a person to be a DTR if the Exchange determines that:

(i) the person has caused the market maker to fail to comply with the Rules of the Exchange;

(ii) the person is not properly performing the responsibilities of a DTR;

(iii) the person has failed to meet the conditions set forth under paragraph (b) above; or

(iv) the Exchange believes it is in the best interest of fair and orderly markets.

(2) If the Exchange suspends the registration of a person as a DTR, the market maker must not allow the person to submit quotes and orders into the Exchange's System.

(3) The registration of a DTR will be withdrawn upon the written request of the Member for which the DTR is registered. Such written request shall be submitted on the form prescribed by the Exchange.

Rule 802. Appointment of Market Makers

(a) In the manner prescribed by the Exchange, a market maker may seek appointment to one or more options classes traded on the Exchange. The Board or a committee designated by the Board shall appoint classes of options contracts traded on the Exchange to market makers taking into consideration: (i) the financial resources available to the market maker, (ii) the market maker's experience and expertise in market making or options trading, and (iii) the maintenance and enhancement of competition among market makers in each class of options contracts to which they are appointed. The Board or designated committee shall make appointments in the best interest of the Exchange to provide competitive markets. No appointment of a market maker shall be without the market maker's consent to such appointment, provided that refusal to accept an appointment may be deemed sufficient cause for termination or suspension of a market maker's registration.

(b) Appointments to Primary Market Makers. A Primary Market Maker shall be appointed to each options class traded on the Exchange.

(1) A Primary Market Maker seeking appointment to options on equity indexes, foreign currency indexes, foreign currency options and Exchange-Traded Fund Shares (collectively " Index-Based Products") shall provide, at the discretion of the Exchange, and upon its request, specific performance commitments, which shall include, at a minimum, commitments regarding (i) the average quotation size it will disseminate in the Index-Based Product, and (ii) the maximum quotation spread it will disseminate in such product at least ninety percent of the time.

(c) Appointments to Competitive Market Makers. Competitive market makers may request appointments to options classes traded on the Exchange, subject to the trading licensing requirements of Rule 2013 with respect to index options and Rule 2213 with respect to foreign currency options.

(1) On a quarterly basis, the Exchange shall assign points to each options class equal to its percentage of overall industry volume (not including exclusively traded index options), rounded down to the nearest one hundredth of a percentage with a maximum of 15 points. New listings will be assigned a point value of zero for the remainder of the quarter in which it was listed.

(2) A Competitive Market Maker may seek appointments to options classes that total: (A) 20 points for the first CMM Right it holds; and (B) 10 points for the second and each subsequent CMM Right it holds.

(3) A Competitive Market Maker may request changes to its appointments at any time upon advance notification to the Exchange in a form and manner prescribed by the Exchange.

(d) The Exchange may suspend or terminate any appointment of a market maker under this Rule and may make additional appointments whenever, in the Exchange's judgment, the interests of a fair and orderly market are best served by such action. In the case of an Index-Based Product, during the term of that appointment, the Exchange may also base a decision to suspend or terminate a Primary Market Maker's appointment on the failure of the Primary Market Maker to meet the terms of its commitments under paragraph (b)(1) above.

(e) Market Maker Performance. In making appointments to market makers, the Exchange may evaluate the performance of market makers relating to, among other things, quality of markets, competition among market makers, observance of ethical standards, and administrative factors. The Exchange may consider any relevant information, including but not limited to the results of a market maker evaluation questionnaire, trading data, a market maker's regulatory history and such other factors and data as may be pertinent in the circumstances. Moreover, failure by a market maker to meet minimum performance standards may result in, among other things: (1) suspension, termination or restriction of an appointment to one or more of the options classes appointed to the market maker; (2) restriction of appointments to additional options classes; or (3) suspension, termination, or restriction of the market maker's registration.

Supplementary Material to Rule 802

.01 Index-Based Options. Pursuant to paragraph (b)(1) of Rule 802, a Primary Market Maker shall specify the average size and maximum quotation spread to which it will commit on a quarterly basis for four successive calendar quarters. The Primary Market Maker may specify differing size and quotation commitments for different series of an options class, such as by committing to a larger size and narrower quotations for the at-the-money series or series nearer to expiration. A Primary Market Maker also may, but is not required to, provide commitments regarding marketing or other support with respect to the Index-Based Product. In addition, a Primary Market Maker may, but is not required to, provide information regarding order flow arrangements with order flow providers. When an Index-Based Product is allocated to a Primary Market Maker, that Primary Market Maker's size and spread quotations for the fourth quarter following listing shall remain in effect thereafter on a quarter-to-quarter basis unless the Primary Market Maker has requested, and the Exchange or designated committee has approved, a change in such commitments. Any other commitments that a Primary Market Maker has made also shall remain in effect until modified by the Exchange or designated committee upon the request of the Primary Market Maker.

.02 A Member that is approved to act in the capacity of a Competitive Market Maker with respect to one or more CMM Rights may voluntarily be appointed to act as an "Alternative Primary Market Maker," so long as the Exchange has determined that such Member has the appropriate systems and procedures in place to undertake the responsibilities of a Primary Market Maker.

(a) The Exchange may appoint an Alternative Primary Market Maker to an options class only in the event that no Primary Market Makers seek allocation of the security.

(b) If no Primary Market Makers seek allocation of an options class, all eligible Competitive Market Makers will be given notice and an opportunity to seek allocation of the security as an Alternative Primary Market Maker. Such allocations will be made by the Allocation Committee according to the guidelines contained in Rule 802.

(c) An Alternative Primary Market Maker shall have all of the responsibilities and privileges of a Primary Market Maker under the Rules with respect to all appointed options classes.

(d) If an Alternative Primary Market Maker ceases trading of an options class, the class will be reallocated by the Exchange to a Primary Market Maker or another Altemative Primary Market Maker, as appropriate.

.03 There is no restriction on a Competitive Market Maker seeking appointment to options classes in which it or an affiliated market-maker holds a

Competitive Market Maker or Primary Market Maker appointment, provided that such Member has sufficient Competitive Market Maker points for each such appointment.

Rule 803. Obligations of Market Makers

(a) *General.* Transactions of a market maker should constitute a course of dealings reasonably calculated to contribute to the maintenance of a fair and orderly market, and market makers should not make bids or offers or enter into transactions that are inconsistent with such a course of dealings. Ordinarily, market makers are expected to:

(1) Refrain from purchasing a call option or a put option at a price more than $0.25 below parity, although a larger amount may be appropriate considering the particular market conditions. In the case of calls, parity is measured by the bid in the underlying security, and in the case of puts, parity is measured by the offer in the underlying security.

(2) The $0.25 amount above may be increased, or the provisions of this Rule may be waived, by the Exchange on a series-by-series basis.

(b) *Appointment.* With respect to each options class to which a market maker is appointed under Rule 802, the market maker has a continuous obligation to engage, to a reasonable degree under the existing circumstances, in dealings for his own account when there exists, or it is reasonably anticipated that there will exist, a lack of price continuity, a temporary disparity between the supply of and demand for a particular options contract, or a temporary distortion of the price relationships between options contracts of the same class. Without limiting the foregoing, a market maker is expected to perform the following activities in the course of maintaining a fair and orderly market:

(1) To compete with other market makers to improve the market in all series of options classes to which the market maker is appointed.

(2) To make markets that, absent changed market conditions, will be honored for the number of contracts entered into the Exchange's System in all series of options classes to which the market maker is appointed.

(3) To update market quotations in response to changed market conditions in all series of options classes to which the market maker is appointed.

(4) To price options contracts fairly by, among other things, bidding and offering so as to create differences of no more than $5 between the bid and offer following the opening rotation in an equity or index options contract. Prior to the opening rotation, spread differentials shall be no more than $.25 between the bid and offer for each options contract for which the bid is less than $2, no more than $.40 where the bid is at least $2 but does not

exceed $5, no more than $.50 where the bid is more than $5 but does not exceed $10, no more than $.80 where the bid is more than $10 but does not exceed $20, and no more than $1 where the bid is $20 or greater, provided that the Exchange may establish differences other than the above for one or more options series.

(i) The bid/offer differentials stated in paragraph (b)(4) of this Rule shall not apply to in-the-money options series where the underlying securities market is wider than the differentials set forth above. For these series, the bid/ask differential may be as wide as the spread between the national best bid and offer in the underlying security.

(ii) The Exchange or its authorized agent may calculate bids and asks for various indices for the sole purpose of determining permissible bid/ask differentials on options on these indices. These values will be calculated by determining the weighted average of the bids and asks for the components of the corresponding index. These bids and asks will be disseminated by the Exchange at least every fifteen (15) seconds during the trading day solely for the purpose of determining the permissible bid/ask differential that market-makers may quote on an in-the-money option on the indices. For in-the-money series in index options where the calculated bid/ask differential is wider than the applicable differential set out in paragraph (b)(4) of this Rule, the bid/ask differential in the index options series may be as wide as the calculated bid/ask differential in the underlying index. The Exchange will not make a market in the basket of stock comprising the indices and is not guaranteeing the accuracy or the availability of the bid/ask values.

(c) *Primary Market Makers.* In addition to the obligations contained in this Rule for market makers generally, for options classes to which a market maker is the appointed Primary Market Maker, it shall have the responsibility to:

(1) As soon as practical, address Priority Customer Orders that are not automatically executed pursuant to Rule 714(b)(1) in a manner consistent with its obligations under paragraph (b) of this Rule by either (i) executing all or a portion of the order at a price that at least matches the NBBO and that improves upon the Exchange's best bid (in the case of a sell order) or the Exchange's best offer (in the case of a buy order); or (ii) releasing all or a portion of the order for execution against bids and offers on the Exchange.

(2) Initiate trading in each series pursuant to Rule 701.

(d) *Classes of Options To Which Not Appointed.* With respect to classes of options to which a market maker is not appointed, it should not engage in transactions for an account in which it has an interest that are disproportionate in relation to, or in derogation of, the performance of his obligations as specified in paragraph (b) above with respect to those classes of options to which it is appointed. Market makers should not:

(1) Individually or as a group, intentionally or unintentionally, dominate the market in options contracts of a particular class, or

(2) Effect purchases or sales on the Exchange except in a reasonable and orderly manner.

Supplementary Material To Rule 803

.01 A Primary Market Maker must act with due diligence in handling orders of Public Customers and must accord priority to such orders addressed pursuant to paragraph (c) of this Rule over the Primary Market Maker's principal orders.

.02 Rule 1004 of Regulation SCI under the Exchange Act requires the establishment of standards for the designation of those Members the Exchange reasonably determines are, taken as a whole, the minimum necessary for the maintenance of a fair and orderly market should the Exchange's business continuity and disaster recovery plans be activated. Rule 1004 also requires the Exchange to designate Members pursuant to those standards and require participation by such Designated Members in scheduled functional and performance testing of the operation of such plans, in the manner and frequency specified by the Exchange, provided that such frequency shall not be less than once every 12 months. Therefore, in accordance with Rule 1004, Primary Market Makers have been designated by the Exchange as necessary for the maintenance of a fair and orderly market should the Exchange's business continuity and disaster recovery plans be activated. As the result of such designation, Primary Market Makers are required to participate in scheduled functional and performance testing of such plans at least once every 12 months.

.03 Any Member that is approved to act in the capacity of a Primary Market Maker may voluntarily act as a "Back-Up Primary Market Maker" in options series in which it is quoting as a Competitive Market Maker.

(a) A Back-Up Primary Market Maker assumes all of the responsibilities and privileges of a Primary Market Maker under the Rules with respect to any series in which the appointed Primary Market Maker fails to have a quote in the System.

(b) If more than one Competitive Market Maker that has volunteered to be a Back-Up Primary Market Maker is quoting in an options series at the time that a Primary Market Maker ceases quoting, the Competitive Market Maker with the largest offer at the lowest price in the series at that time will be chosen to be the Back-Up Primary Market Maker. In the event of a tie based on price and size, the Competitive Market Maker with time priority will be automatically chosen.

(c) The Back-Up Primary Market Maker is automatically restored to Competitive Market Maker status when the appointed Primary Market Maker initiates quoting in the series.

.04 In addressing Public Customer Orders that are not automatically executed because there is a displayed bid or offer on another exchange trading the same options contract that is better than the best bid or offer on the Exchange pursuant to paragraph (c)(2) of this Rule, the Exchange will act in compliance with these Rules and with the provisions of the Exchange Act and the rules thereunder, including, but not limited to, the requirements in Section (6)(b)(4) and (5) of the Exchange Act that the rules of national securities exchange provide for the equitable allocation of reasonable dues, fees, and other charges among its members and issuers and other persons using its facilities, and not be designed to permit unfair discrimination between customers, issuers, brokers, or dealers.

.05 All orders entered on the Exchange and routed to another exchange via an ISO pursuant to paragraph (c)(2) of this Rule that result in an execution shall be binding on the member that entered such orders.

Rule 804. Market Maker Quotations

(a) *Options Classes.* A quotation only may be entered by a market maker, and only in the options classes to which the market maker is appointed under Rule 802.

(b) *Price and Size Associated with Quotes.* A market maker's bid and offer for a series of options contracts shall state a price accompanied by the number of contracts at that price the market maker is willing to buy or sell upon receipt of an order or upon interaction with a quotation entered by another market maker on the Exchange.

(1) Price. The price of market maker quotes shall be in the minimum trading increments applicable to the security under Rule 710; provided that, with respect to any security designated by the Exchange as available for non-displayed penny orders under Rule 715(b)(4), market maker quotes may be in one-cent increments. In such designated securities, quotes entered in one-cent increments will be firm as provided in paragraph (d) below, but shall only be displayed to market participants and the public at the minimum trading increment for the security. The displayed price of such quotes will be the closest minimum trading increment that is higher for offers and the closest minimum trading increment that is lower for bids.

(2) Size. Unless the Exchange has declared a fast market pursuant to Rule 704, the initial size of a market maker's opening quote must be for the minimum number of contracts determined by the Exchange on a class by class basis, which minimum shall be at least one contract.

(c) *Two-Sided Quotes.* A market maker that enters a bid (offer) on the Exchange must enter an offer (bid) within the spread allowable under Rule 803(b)(4).

(d) *Firm Quotes.* (1) Market maker bids and offers are firm for orders and Exchange market maker quotations both under this Rule and Rule 602 of Regulation NMS under the Exchange Act ("Rule 602 of Reg NMS") for the number of contracts specified according to the requirements of paragraph (b) above. Market maker bids and offers are not firm under this Rule and Rule 602 of Reg NMS if:

(i) a system malfunction or other circumstance impairs the Exchange's ability to disseminate or update market quotes in a timely and accurate manner;

(ii) the level of trading activities or the existence of unusual market conditions is such that the Exchange is incapable of collecting, processing, and making available to quotation vendors the data for the option in a manner that accurately reflects the current state of the market on the Exchange, and as a result, the market in the option is declared to be "fast" pursuant to Rule 704;

(iii) during trading rotations; or

(iv) any of the circumstances provided in paragraph (c)(3) of Rule 602 of Reg NMS exist.

(2) Notwithstanding paragraph (1) above, if a market maker's bid (offer) can trade with the offer (bid) of another market maker, the Exchange shall have the authority to implement a delay so that no execution shall occur between such quotations for a period of no more than one second. During such period, the System will update quotations that may be received; provided however, that during such period all quotations shall otherwise remain firm and the System shall automatically execute all incoming orders against such quotations.

(e) *Continuous Quotes.* A market maker must enter continuous quotations for the options classes to which it is appointed pursuant to the following:

(1) Primary Market Makers. Primary Market Makers must enter continuous quotations and enter into any resulting transactions in all of the series listed on the Exchange of the options classes to which it is appointed on a daily basis.

(2) Competitive Market Makers. (i) On any given day, a Competitive Market Maker is not required to enter quotations in the options classes to which it is appointed.

(ii) A Competitive Market Maker may initiate quoting in options classes to which it is appointed intraday.

(iii) Whenever a Competitive Market Maker enters a quote in an options class to which it is appointed, it must maintain continuous quotations in that class for 60% of the time the class is open for trading on the Exchange; provided, however, that a Competitive Market Maker shall be required to maintain continuous quotations for 90% of the time the class is open for trading on the Exchange in any options class in which it receives Preferenced Orders (see Supplementary Material .03 to Rule 713 regarding Preferenced Orders).

(iv) A Competitive Market Maker may be called upon by an Exchange official designated by the Board to submit a single quote or maintain continuous quotes in one or more of the series of an options class to which the Competitive Market Maker is appointed whenever, in the judgment of such official, it is necessary to do so in the interest of fair and orderly markets.

(f) *Temporary Withdrawal of Quotations by Primary Market Makers.* A Primary Market Maker may apply to the Exchange to withdraw temporarily from its Primary Market Maker status in an options class. The Primary Market Maker must base its request on demonstrated legal or regulatory requirements that necessitate its temporary withdrawal, or provide the Exchange an opinion of counsel certifying that such legal or regulatory basis exists. The Exchange will act promptly on such a request, and, if the request is granted, the Exchange will temporarily reassign the options class to another Primary Market Maker.

(g) Automated Quotation Adjustments.

(1) A market maker must provide parameters by which the Exchange will automatically remove a market maker's quotations in all series of an options class. The Exchange will automatically remove a market maker's quotation when, during a time period established by the market maker, the market maker exceeds: (i) the specified number of total contracts in the class, (ii) the specified percentage of the total size of the market maker's quotes in the class, (iii) the specified absolute value of the net between contracts bought and contracts sold in the class, or (iv) the specified absolute value of the net between (a) calls purchased plus puts sold in the class, and (b) calls sold plus puts purchased in the class.

(2) A market maker must provide a market wide parameter by which the Exchange will automatically remove a market maker's quotes in all classes when, during a time period established by the market maker, the total number of quote removal events specified in Rule 804(g)(1)

exceeds the market wide parameter provided to the Exchange by the market maker.

(h) In order to control the number of quotations the Exchange disseminates, the Exchange shall utilize a mechanism so that newly-received quotations and other changes to the Exchange's best bid and offer are not disseminated for a period of up to, but not more than one second.

Supplementary Material To Rule 804

.01 Continuous Quotations. A Primary Market Maker shall be deemed to have provided continuous quotes pursuant to paragraph (e)(1) of Rule 804 if it provides two-sided quotes for 90% of the time that an options class is open for trading on the Exchange. Compliance with this Primary Market Marker quoting requirement and the Competitive Market Maker quoting requirements contained in (e)(2)(iii) above will be applied to all option classes quoted collectively on a daily basis. Overall compliance with market maker quoting obligations will be determined on a monthly basis. However, the ability of the Exchange to determine compliance on a monthly basis does not: (1) relieve market makers from their obligation to meet daily quoting requirements in Rule 804; and (2) prohibit the Exchange from bringing disciplinary action against a market maker for failure to meet its daily quoting requirements set forth in Rule 804. If a technical failure or limitation of a system of the Exchange prevents a market maker from maintaining, or prevents a market maker from communicating to the Exchange, timely and accurate quotes, the market maker shall promptly notify the Exchange and the duration of such failure shall not be considered in determining whether the market maker has satisfied the quoting requirements. The Exchange may consider other exceptions to this continuous electronic quote obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

.02 The obligation contained in paragraph (e)(2)(iii) of Rule 804 does not include adjusted option series, nor series with a time to expiration of nine (9) months or greater for options on equities and exchange-traded funds or with a time to expiration of twelve (12) months or greater for index options. Competitive Market Makers may choose to quote such series in addition to regular series in the options class, but such quotations will not be considered when determining whether a Competitive Market Maker has met the obligation contained in paragraph (e)(2)(iii). A CMM that chooses to quote adjusted series and/or long-term options must meet all of the quoting obligations applicable to CMMs generally, and may be preferenced in such series and receive enhanced allocations pursuant to ISE Rule 713, Supplementary Material .03, only if it complies with the heightened 90% quoting requirement contained in Rule 804(e)(2)(iii). For purposes of Rule 804, an adjusted options series is an options series wherein, as a result of a corporate action by the issuer of the underlying security, one option contract in the series represents the delivery of other than 100 shares of underlying stock or exchange-traded fund shares.

Rule 805. Market Maker Orders

(a) *Options Classes to Which Appointed.* Market makers may not place principal orders to buy or sell options in the options classes to which they are appointed under Rule 802, other than opening only orders, immediate-or-cancel orders, market orders, fill-or-kill orders, sweep orders, block-size orders executed through the Block Order Mechanism pursuant to Rule 716(c), and non-displayed penny orders (in securities designated by the Exchange pursuant to Rule 715(b)(4)). Competitive Market Makers shall comply with the provisions of Rule 804(e)(2)(iii) upon the entry of such orders if they were not previously quoting in the series.

(b) *Options Classes Other Than Those to Which Appointed.*

(1) A market maker may enter all order types permitted to be entered by non-customer participants under the Rules to buy or sell options in classes of options listed on the Exchange to which the market maker is not appointed under Rule 802, provided that:

(i) the spread between a limit order to buy and a limit order to sell the same options contract complies with the parameters contained in Rule 803(b)(4); and

(ii) the market maker does not enter orders in options classes to which it is otherwise appointed, either as a Competitive or Primary Market Maker.

(2) *Competitive Market Makers.* The total number of contracts executed during a quarter by a Competitive Market Maker in options classes to which it is not appointed may not exceed twenty-five percent (25%) of the total number of contracts traded by such Competitive Market Maker in classes to which it is appointed and with respect to which it was quoting pursuant to Rule 804(e)(2).

(3) *Primary Market Makers.* The total number of contracts executed during a quarter by a Primary Market Maker in options classes to which it is not appointed may not exceed ten percent (10%) of the total number of contracts traded per each Primary Market Maker Membership.

Rule 806. Trade Reporting and Comparison

The details of each trade executed on the Exchange are automatically reported at the time of execution. Members need not separately report their transactions for trade comparison purposes.

Rule 807. Securities Accounts and Orders of Market Makers

(a) *Identification of Accounts.* A Primary Market Maker in Exchange-Traded Fund Shares, as defined in Rule 502(h), is obligated to conduct all trading in Exchange-Traded Fund Shares in account(s) that have been reported to the Exchange. In addition, in a manner prescribed by the Exchange, each market maker shall file with the Exchange and keep current a list identifying all accounts for stock, options, non-U.S. currency, non-U.S. currency options, futures or options on futures on such currency, or any other derivatives based on such currency, physical commodities, physical commodity options, commodity futures contracts, options on commodity futures contracts, any other derivatives based on such commodity and related securities trading in which the market maker may, directly or indirectly, engage in trading activities or over which it exercises investment direction. No market maker shall engage in stock, options, non-U.S. currency, non-U.S. currency options, futures or options on futures on such currency, physical commodities, physical commodity options, commodity futures contracts, options on commodity futures contracts, any other derivatives based on such commodity or any other derivatives based on such currency or related securities trading in an account which has not been reported pursuant to this Rule.

(b) *Reports of Orders.* Each market maker shall, upon the request of the Exchange and in the prescribed form, report to the Exchange every order entered by the market maker for the purchase or sale of (i) a security underlying options traded on the Exchange, or (ii) a security convertible into or exchangeable for such underlying security, as well as opening and closing positions in all such securities held in each account reported pursuant to paragraph (a) of this Rule. The report pertaining to orders must include the terms of each order, identification of the brokerage firms through which the orders were entered, the times of entry or cancellation, the times report of execution were received and, if all or part of the order was executed, the quantity and execution price.

(c) *Joint Accounts.* No market maker shall, directly or indirectly, hold any interest or participate in any joint account for buying or selling any options contract unless each participant in such joint account is a Member and unless such account is reported to and not disapproved by the Exchange. Such reports in a form prescribed by the Exchange shall be filed with the Exchange before any transaction is effected on the Exchange for such joint account. A participant in a joint account must:

(1) Be either a market maker or a Clearing Member that carries the joint account.

(2) File and keep current a completed application on such form as is prescribed by the Exchange.

(3) Be jointly and severally responsible for assuring that the account complies with all the Rules of the Exchange.

(4) Not be a market maker appointed to the same options classes to which the joint account holder is also appointed as a market maker.

Rule 808. Letters of Guarantee

(a) *Required of Each Market Maker.* No market maker shall make any transactions on the Exchange unless a Letter of Guarantee has been issued for such Member by a Clearing Member and filed with the Exchange, and unless such Letter of Guarantee has not been revoked pursuant to paragraph (c) of this Rule.

(b) *Terms of Letter of Guarantee.* A Letter of Guarantee shall provide that the issuing Clearing Member accepts financial responsibilities for all Exchange transactions made by the guaranteed Member.

(c) *Revocation of Letter of Guarantee.* A Letter of Guarantee filed with the Exchange shall remain in effect until a written notice of revocation has been filed with the Exchange. A revocation shall in no way relieve a Clearing Member of responsibility for transactions guaranteed prior to the effective date of such revocation.

Rule 809. Financial Requirements for Market Makers

(a) *Primary Market Makers.* Every Primary Market Maker shall maintain net liquidating equity of not less than $3,250,000 plus $25,000 excess equity for each underlying security upon which appointed options are open for trading in excess of the initial ten (10) underlying securities.

(b) *Competitive Market Makers.* Every Competitive Market Maker shall maintain net liquidating equity of not less than $1,000,000.

(c) Each market maker that makes an arrangement to finance his transactions as a market maker must identify to the Exchange the source of the financing and its terms. The Exchange must be informed immediately of the intention of any party to terminate or change any such arrangement.

Supplemental Material to Rule 809

.01 For purposes of Rule 809, the term “net liquidating equity” means the sum of positive cash balances and long securities positions less negative cash balances and short securities positions.

Rule 810. Reserved

Rule 811. Directed Orders

(a) Definitions.

(1) A "Directed Order" is an order routed from an Electronic Access Member to an Exchange market maker through the Exchange's System.

(2) A "Directed Market Maker" is a market maker that receives a Directed Order.

(3) The "NBBO" is defined in Rule 1900.

(b) Exchange market makers may only receive and handle orders on an agency basis if they are Directed Orders and only in the manner prescribed in this Rule 811. A market maker can elect whether or not to accept Directed Orders on a daily basis. If a market maker elects to be a Directed Market Maker, it must accept Directed Orders from all Electronic Access Members and cannot reject a Directed Order. The identity of the Electronic Access Member that entered the Directed Order will be made available to the Directed Market Maker.

(c) Obligations of Directed Market Makers.

(1) Directed Market Makers must hold the interests of orders entrusted to them above their own interests and fulfill in a professional manner all other duties of an agent, including, but not limited to, ensuring that each such order, regardless of its size or source, receives proper representation and timely, best possible execution in accordance with the terms of the order and the rules and policies of the Exchange.

(2) Directed Market Makers must ensure that their acceptance and execution of Directed Orders as agent are in compliance with applicable Federal and Exchange rules and policies.

(3) Within one (1) second of receipt of a Directed Order, Directed Market Makers must either enter the Directed Order into the PIM pursuant to Rule 723 or release the Directed Order to the Exchange's limit order book pursuant to paragraph (e) of this Rule.

(i) If the Directed Market Maker is quoting at the NBBO on the opposite side of the Directed Order, the Directed Market Maker is prohibited from adjusting the price of its quote to a price that is less favorable than the price available at the NBBO or reducing the size of its quote prior to submitting the Directed Order to the PIM, unless such quote change is the result of an automated quotation system that operates independently from the existence or non-existence of a pending Directed Order. Otherwise changing a quote on the opposite side of the Directed Order except as specifically permitted herein will be a violation of Rule 400 (Just and Equitable Principles of Trade).

(ii) If a Directed Market Maker fails to either enter a Directed Order into the PIM or release the order within one (1) second of its receipt, the Directed Order will be automatically released by the System and processed according to paragraph (e) of this Rule.

(d) Directed Market Maker Guarantee. If the Directed Market Maker is quoting at the NBBO on the opposite side of the market from a Directed Order at the time the Directed Order is received by the Directed Market Maker, and the Directed Order is marketable, the System will automatically guarantee execution of the Directed Order against the Directed Market Maker at the price and the size of its quote (the "Guarantee"). The Directed Market Maker cannot alter the Guarantee.

(e) Except as provided in this paragraph (e), when a Directed Order is released, the System processes the order in the same manner as any other order received by the Exchange. Directed Orders will not be automatically executed at a price that is inferior to the NBBO and, except as provided in paragraph (e)(3), will be handled pursuant to Supplementary Material .02 and .03 to Rule 1901 when the Exchange best bid or offer is inferior to the NBBO.

(1) A marketable Directed Order will be matched against orders and quotes according to Rule 713 except that, at any given price level, the Directed Market Maker will be last in priority.

(i) If, after all other interest at the NBBO is executed in full, there is any remaining unexecuted quantity of the Directed Order and the Directed Market Maker is quoting at the NBBO or a Guarantee exists, a broadcast message will be sent to all Members. After one (1) second, any additional interest at the same or better price will be executed according to Rule 713.

(ii) If there continues to be any remaining unexecuted quantity of the Directed Order, it will be executed against any interest at the same price from the Directed Market Maker. If a Guarantee exists at that price, an execution will occur for at least the size of the Guarantee.

(iii) If there continues to be any remaining unexecuted quantity of the Directed Order and the Directed Order is marketable at the next price level without trading through the NBBO, the Directed Order will be allocated according to Rule 713 except that the Directed Market Maker will be last in priority. If an execution at any given price level would cause the Directed Order to be executed at a price inferior to the NBBO, the order will be handled according to Supplementary Material .02 and .03 to Rule 1901.

(iv) Paragraph (e)(1)(iii) will be repeated until the Directed Order is (A) fully executed, (B) handled according to Supplementary

Material .02 and .03 to Rule 1901, or (C) no longer marketable, in which case it will be placed on the limit order book.

(2) If a Directed Order is not marketable at the time it is released:

(i) If a Guarantee exists, a broadcast message will be sent to all Members. After one (1) second, the Directed Order will be executed against any contra interest at the Guarantee price or better according to Rule 713. Thereafter, the Directed Order will be executed against the Directed Market Maker for at least the size of the Guarantee. If there is any remaining unexecuted quantity of the Directed Order, it will be placed on the Exchange's limit order book.

(ii) If no Guarantee exists, the Directed Order will be placed on the Exchange's limit order book. In this case, the Directed Market Maker may not enter a proprietary order to execute against the Directed Order during the one (1) second following the release of the Directed Order.

(3) If, at the time a Directed Order is released by the Directed Market Maker, the Directed Order is marketable but the Exchange best bid or offer is inferior to the NBBO, and the Directed Market Maker is the Primary Market Maker in the option class for the Directed Order, then a broadcast message shall be sent to all Members displaying the Directed Order. After one (1) second, the Directed Order will be executed against any contra interest at the NBBO price or better according to Rule 713, except that the Directed Market Maker will be last in priority. Thereafter, if there is any remaining unexecuted quantity of the Directed Order, it will be handled according to Supplementary Material .02 and .03 to Rule 1901.

CHAPTER 9

[Reserved]

CHAPTER 10

Closing Transactions

The rules contained in ISE Chapter 10, as such rules may be in effect from time to time (the "Chapter 10 Rules"), are hereby incorporated by reference into this ISE Mercury Chapter 10, and are thus ISE Mercury Rules and thereby applicable to ISE Mercury Members. ISE Mercury Members shall comply with the Chapter 10 Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in the Chapter 10 Rules shall be read to refer to the ISE Mercury-related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter 10 Rules shall be read to refer to ISE Mercury; the defined term "Rule" in the Chapter 10 Rules shall be read to refer to the ISE Mercury Rule; the defined term "Clearing Member" in the Chapter 10 Rules shall be read to refer to the ISE Mercury Clearing Member; and the defined term "Member" in the Chapter 10 Rules shall be read to refer to the ISE Mercury Member.

CHAPTER 11

Exercises and Deliveries

The rules contained in ISE Chapter 11, as such rules may be in effect from time to time (the "Chapter 11 Rules"), are hereby incorporated by reference into this ISE Mercury Chapter 11, and are thus ISE Mercury Rules and thereby applicable to ISE Mercury Members. ISE Mercury Members shall comply with the Chapter 11 Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in the Chapter 11 Rules shall be read to refer to the ISE Mercury-related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter 11 Rules shall be read to refer to ISE Mercury; the defined term "Rule" in the Chapter 11 Rules shall be read to refer to the ISE Mercury Rule; the defined term "Clearing Member" in the Chapter 11 Rules shall be read to refer to the ISE Mercury Clearing Member; and the defined term "Member" in the Chapter 11 Rules shall be read to refer to the ISE Mercury Member.

CHAPTER 12

Margins

The rules contained in ISE Chapter 12, as such rules may be in effect from time to time (the "Chapter 12 Rules"), are hereby incorporated by reference into this ISE Mercury Chapter 12, and are thus ISE Mercury Rules and thereby applicable to ISE Mercury Members. ISE Mercury Members shall comply with the Chapter 12 Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in the Chapter 12 Rules shall be read to refer to the ISE Mercury-related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter 12 Rules shall be read to refer to ISE Mercury; the defined term "Rule" in the Chapter 12 Rules shall be read to refer to the ISE Mercury Rule; and the defined term "Member" in the Chapter 12 Rules shall be read to refer to the ISE Mercury Member.

CHAPTER 13

Net Capital Requirements

The rules contained in ISE Chapter 13, as such rules may be in effect from time to time (the "Chapter 13 Rules"), are hereby incorporated by reference into this ISE Mercury Chapter 13, and are thus ISE Mercury Rules and thereby applicable to ISE Mercury Members. ISE Mercury Members shall comply with the Chapter 13 Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in the Chapter 13 Rules shall be read to refer to the ISE Mercury-related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter 13 Rules shall be read to refer to ISE Mercury; the defined term "Rule" in the Chapter 13 Rules shall be read to refer to the ISE Mercury Rule; the defined term "President" in the Chapter 13 Rules shall be read to refer to the ISE Mercury President; and the defined term "Member" in the Chapter 13 Rules shall be read to refer to the ISE Mercury Member.

CHAPTER 14

Records, Reports and Audits

The rules contained in ISE Chapter 14, as such rules may be in effect from time to time (the "Chapter 14 Rules"), are hereby incorporated by reference into this ISE Mercury Chapter 14, and are thus ISE Mercury Rules and thereby applicable to ISE Mercury Members. ISE Mercury Members shall comply with the Chapter 14 Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in the Chapter 14 Rules shall be read to refer to the ISE Mercury-related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter 14 Rules shall be read to refer to ISE Mercury; the defined term "Rule" in the Chapter 14 Rules shall be read to refer to the ISE Mercury Rule; the defined term "Market Maker" in the Chapter 14 Rules shall be read to refer to the ISE Mercury Market Maker; and the defined term "Member" in the Chapter 14 Rules shall be read to refer to the ISE Mercury Member.

CHAPTER 15

Summary Suspension

The rules contained in ISE Chapter 15, as such rules may be in effect from time to time (the "Chapter 15 Rules"), are hereby incorporated by reference into this ISE Mercury Chapter 15, and are thus ISE Mercury Rules and thereby applicable to ISE Mercury Members. ISE Mercury Members shall comply with the Chapter 15 Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in the Chapter 15 Rules shall be read to refer to the ISE Mercury-related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter 15 Rules shall be read to refer to ISE Mercury; the defined term "Rule" in the Chapter 15 Rules shall be read to refer to the ISE Mercury Rule; the defined term "Board" in the Chapter 15 Rules shall be read to refer to the ISE Mercury Board; and the defined term "Member" in the Chapter 15 Rules shall be read to refer to the ISE Mercury Member. For the avoidance of doubt, the reference to "leases" in Rule 1503 shall not apply to ISE Mercury, since ISE Mercury memberships can't be leased.

CHAPTER 16

Discipline

The rules contained in ISE Chapter 16, as such rules may be in effect from time to time (the "Chapter 16 Rules"), are hereby incorporated by reference into this ISE Mercury Chapter 16, and are thus ISE Mercury Rules and thereby applicable to ISE Mercury Members. ISE Mercury Members shall comply with the Chapter 16 Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in the Chapter 16 Rules shall be read to refer to the ISE Mercury-related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter 16 Rules shall be read to refer to ISE Mercury; the defined term "Rule" in the Chapter 16 Rules shall be read to refer to the ISE Mercury Rule; the defined term "Affiliate" in the Chapter 16 Rules shall be read to refer to the ISE Mercury Affiliate; and the defined term "Member" in the Chapter 16 Rules shall be read to refer to the ISE Mercury Member. In addition, for the avoidance of doubt, the contract with FINRA that is referred to in Rule 1615 also covers ISE Mercury.

CHAPTER 17

Hearings and Review

The rules contained in ISE Chapter 17, as such rules may be in effect from time to time (the "Chapter 17 Rules"), are hereby incorporated by reference into this ISE Mercury Chapter 17, and are thus ISE Mercury Rules and thereby applicable to ISE Mercury Members. ISE Mercury Members shall comply with the Chapter 17 Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in the Chapter 17 Rules shall be read to refer to the ISE Mercury-related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter 17 Rules shall be read to refer to ISE Mercury; the defined term "Rule" in the Chapter 17 Rules shall be read to refer to the ISE Mercury Rule; the defined term "Business Conduct Committee" in the Chapter 17 Rules shall be read to refer to the ISE Mercury Business Conduct Committee; and the defined term "Member" in the Chapter 17 Rules shall be read to refer to the ISE Mercury Member.

CHAPTER 18

Arbitration

The rules contained in ISE Chapter 18, as such rules may be in effect from time to time (the "Chapter 18 Rules"), are hereby incorporated by reference into this ISE Mercury Chapter 18, and are thus ISE Mercury Rules and thereby applicable to ISE Mercury Members. ISE Mercury Members shall comply with the Chapter 18 Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in the Chapter 18 Rules shall be read to refer to the ISE Mercury-related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter 18 Rules shall be read to refer to ISE Mercury; the defined term "Rule" in the Chapter 18 Rules shall be read to refer to the ISE Mercury Rule; and the defined term "Member" in the Chapter 18 Rules shall be read to refer to the ISE Mercury Member.

CHAPTER 19

Intermarket Linkage

The rules contained in ISE Chapter 19, as such rules may be in effect from time to time (the "Chapter 19 Rules"), are hereby incorporated by reference into this ISE Mercury Chapter 19, and are thus ISE Mercury Rules and thereby applicable to ISE Mercury Members. ISE Mercury Members shall comply with the Chapter 19 Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in the Chapter 19 Rules shall be read to refer to the ISE Mercury-related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter 19 Rules shall be read to refer to ISE Mercury; the defined term "Rule" in the Chapter 19 Rules shall be read to refer to the ISE Mercury Rule; the defined term "Bid" in the Chapter 19 Rules shall be read to refer to the ISE Mercury Bid; and the defined term "Member" in the Chapter 19 Rules shall be read to refer to the ISE Mercury Member.

CHAPTER 20
Index Rules

The rules contained in ISE Chapter 20, as such rules may be in effect from time to time (the "Chapter 20 Rules"), are hereby incorporated by reference into this ISE Mercury Chapter 20, and are thus ISE Mercury Rules and thereby applicable to ISE Mercury Members. ISE Mercury Members shall comply with the Chapter 20 Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in the Chapter 20 Rules shall be read to refer to the ISE Mercury-related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter 20 Rules shall be read to refer to ISE Mercury; the defined term "Rule" in the Chapter 20 Rules shall be read to refer to the ISE Mercury Rule; the defined term "Exchange Official" in the Chapter 20 Rules shall be read to refer to the ISE Mercury Official; and the defined term "Member" in the Chapter 20 Rules shall be read to refer to the ISE Mercury Member.

CHAPTER 21

[Reserved]

CHAPTER 22

Rate-Modified Foreign Currency Options Rules

The rules contained in ISE Chapter 22, as such rules may be in effect from time to time (the "Chapter 22 Rules"), are hereby incorporated by reference into this ISE Mercury Chapter 22, and are thus ISE Mercury Rules and thereby applicable to ISE Mercury Members. ISE Mercury Members shall comply with the Chapter 22 Rules as though such rules were fully-set forth herein. All defined terms, including any variations thereof, contained in the Chapter 22 Rules shall be read to refer to the ISE Mercury-related meaning of such term. Solely by way of example, and not in limitation or in exhaustion: the defined term "Exchange" in the Chapter 22 Rules shall be read to refer to ISE Mercury; the defined term "Rule" in the Chapter 22 Rules shall be read to refer to the ISE Mercury Rule; and the defined term "Member" in the Chapter 22 Rules shall be read to refer to the ISE Mercury Member.

Adopted as of January 6, 2015

CONSTITUTION

OF

ISE MERCURY, LLC

TABLE OF CONTENTS

CONSTITUTION OF

ISE MERCURY, LLC

ARTICLE I
SOLE LLC MEMBER

Section 1.1 Sole LLC Member. ISE Mercury, LLC (the "Exchange") is a single member limited liability company with one limited liability company interest currently authorized (the "LLC Interest"). The holder of the LLC interest is International Securities Exchange Holdings, Inc., which may assign the LLC Interest as provided in the LLC Agreement (the "Sole LLC Member").

Section 1.2 Meetings of Sole LLC Member. (a) Meetings of the Sole LLC Member shall be held at such place within or without the State of Delaware, as may be fixed by the Board of Directors in conjunction with meetings of holders of Exchange Rights (as defined in Article VI of the Limited Liability Company Agreement of the Exchange (the "LLC Agreement")).

(b) The Sole LLC Member shall meet annually along with the holders of Exchange Rights on such date and place and at such time as may be designated by the Board of Directors provided in Section 2.1 to elect the members of the Board of Directors and transact such other business as may be set forth in the written notice of the meeting.

Section 1.3 Special Meetings of Sole LLC Member. A special meeting of the Sole LLC Member may be called by the Chairman of the Board of the Exchange or a majority of the Board of Directors for any purpose or purposes, and shall be called by the Secretary of the Exchange at the request of the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Exchange would at the time have if there were no vacancies (the "Whole Board"), including no less than fifty percent (50%) of the Non-Industry Directors (as defined in Section 3.2). A special meeting shall also be called by the Secretary of the Exchange at the request of the Sole LLC Member. The Board of Directors may designate the place of meeting for any special meeting, and if no such designation is made, the place of meeting shall be the principal executive offices of the Exchange.

Section 1.4. Notice of Sole LLC Member Meetings; Proxies; Record Date; No Action by Written Consent. Whenever the Sole LLC Member is required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of this Constitution, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, and except in instances in which the Sole LLC Member duly waives notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to the Sole LLC Member. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to the Sole LLC Member at the address of the Sole LLC Member as it appears on the records of the Exchange. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Exchange may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to the Sole LLC Member.

In order that the Exchange may determine the holder of the Interest entitled to notice of or to vote at any meeting of the Sole LLC Member or any adjournment thereof or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed by the Board of Directors, (l) the record date for determining the holder of the Interest entitled to notice of or to vote at a meeting of the Sole LLC Member shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (2) the record date for determining the holder of the Interest for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of the holder of the Interest of record entitled to notice of or to vote at a meeting of the Sole LLC Member shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. Only such holder of the Interest as shall be holder of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to participate in such action, as the case may be, notwithstanding any transfer of the Interest on the books of the Exchange after any record date so fixed.

Any action required or permitted to be taken by the Sole LLC Member must be taken at any annual or special meeting of the Sole LLC Member and may not be taken by any consent in writing by the Sole LLC Member.

ARTICLE II

EXCHANGE RIGHTS

Section 2.1 Annual Meeting. An annual meeting of the holders of Exchange Rights shall be held on such date and at such time as may be designated by the Board of Directors at the principal executive offices of the Exchange, or at such other place within or without the State of Delaware as may be fixed by the Board of Directors for the purpose of electing directors to fill expiring terms.

Section 2.2 Special Meetings. A special meeting of the holders of Exchange Rights entitled to vote on any business to be considered at any such meeting may be called by the Chairman of the Board of the Exchange or a majority of the Board of Directors for any purpose or purposes, and shall be called by the Secretary of the Exchange at the request of the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board, including no less than fifty percent (50%) of the Non-Industry Directors (as defined in Section 3.2). The Board of Directors may designate the place of meeting for any special meeting, and if no such designation is made, the place of meeting shall be the principal executive offices of the Exchange.

Section 2.3 Notice of Meetings. Whenever holders of Exchange Rights are required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of this Constitution, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, and except as to any holder of Exchange Rights duly waiving notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to each holder of Exchange Rights entitled to vote at such meeting. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to each such holder at such holder's address as it appears on the records of the Exchange. Any previously scheduled meeting of the holders of Exchange Rights may be postponed by resolution of the Board of Directors and upon public notice given by press release prior to the time previously scheduled for such meeting of holders.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Exchange may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each holder of Exchange Rights of record entitled to vote at the meeting.

Section 2.4 Quorum. Except as otherwise provided by law, the LLC Agreement or by this Constitution, at any meeting of holders of Exchange Rights the holders of a majority of the voting power of the outstanding Exchange Rights entitled to vote generally in the election of Industry Directors (as defined in Section 3.2)(the "Voting Rights"), either present in person or represented by proxy, shall constitute a quorum for the transaction of any business at such meeting, except that, when specified business is to be voted on by a series voting as a class, the holders of a majority of the voting power of such series entitled to vote shall constitute a quorum for the transaction of such business. To the fullest extent permitted by applicable law, the chairman of the meeting or a majority of the voting power of the Voting Rights so represented may adjourn the meeting from time to time, whether or not there is such a quorum (or in the case of specified business to be voted on as a series, the chairman or a majority of the rights of such series entitled to vote which are so represented may adjourn the meeting with respect to such specified business). No notice of the time and place of adjourned meetings need be given except as provided in the last paragraph of Section 2.3 of this Constitution. The holders of Exchange Rights present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of holders to result in less than a quorum.

Section 2.5 Voting. Except with respect to the directors elected by the Sole LLC Member, as set forth in Section 3.2(b) hereof, whenever directors are to be elected at a meeting, they shall be elected by a plurality of the votes cast at the meeting by the holders of Exchange Rights entitled to vote thereon. Whenever any company action, other than the election of directors, is to be taken by vote of the holders of Exchange Rights at a meeting, such company action shall, except as otherwise required by law, by the LLC Agreement or by this Constitution, be authorized by the affirmative vote of the holders of a majority of the Exchange Rights present or represented by proxy and entitled to vote with respect to such company action.

Except as otherwise provided by law, or by the LLC Agreement, each holder of record of Exchange Rights entitled to vote on any matter at any meeting of holders of Exchange Rights shall be entitled to one vote for each Exchange Right standing in the name of such holder on the books of the Exchange on the record date for the determination of the holders entitled to vote at the meeting.

Upon the demand of any holder of Exchange Rights entitled to vote, the vote for directors or the vote on any other matter at a meeting shall be by written ballot, but otherwise the method of voting and the manner in which votes are counted shall be discretionary with the presiding officer at the meeting.

Section 2.6 Proxies. Each holder of Exchange Rights entitled to vote at a meeting of holders may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after eleven (11) months from its date, unless the proxy provides for a longer period. Every proxy shall be signed by the holder or by his or her duly authorized attorney. Such proxy must be filed with the Secretary of the Exchange or his or her representative at or before the time of the meeting.

Section 2.7 Record Date. In order that the Exchange may determine the holders of Exchange Rights entitled to notice of or to vote at any meeting of holders or any adjournment thereof or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

If no record date is fixed by the Board of Directors, (l) the record date for determining holders of Exchange Rights entitled to notice of or to vote at a meeting of holders shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (2) the record date for determining holders of Exchange Rights for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of holders of Exchange Rights of record entitled to notice of or to vote at a meeting of holders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Only such holders of Exchange Rights as shall be holders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to participate in such action, as the case may be, notwithstanding any transfer of any rights on the books of the Exchange after any record date so fixed.

Section 2.8 List of Holders. The Secretary of the Exchange shall prepare and make, at least ten (10) days before every meeting of holders of Exchange Rights, a complete list of the holders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each holder and the number of Exchange Rights registered in the name of each holder. Such list shall be open to the examination of any holder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting on a reasonably accessible electronic network, provided that information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Exchange. In the event that the Exchange determines to make the list available on an electronic network, the Exchange may take reasonable steps to ensure that such information is available only to holders of Exchange Rights. If the meeting is to be held at a place, then the list shall also be produced at the place of the meeting during the whole time thereof, and may be inspected by any holder of Exchange Rights who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any holders of Exchange Rights during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Nothing in this Section shall require the Exchange to include electronic mail addresses or other electronic contact information on such list.

The list of holders of Exchange Rights shall be the only evidence as to who are the holders entitled to examine the list required by this Section or the books of the Exchange, or to vote in person or by proxy at any meeting of holders of Exchange Rights.

Section 2.9 No Action by Written Consent. Any action required or permitted to be taken by the holders of Exchange Rights must be taken at an annual meeting or special meeting of the holders of Exchange Rights and may not be taken by any consent in writing by such holders.

ARTICLE III

DIRECTORS

Section 3.1 General Powers. The business and affairs of the Exchange shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by this Constitution expressly conferred upon it, the Board of Directors may exercise all such powers of the Exchange and do all such lawful acts and things as are not by the LLC Agreement or by this Constitution required to be exercised or done by the Sole LLC Member or the holders of Exchange Rights.

Section 3.2 Number, Tenure, Qualifications and Voting. (a) The number of directors shall be no less than eight (8) and no more than sixteen (16) and in no event shall the number of Industry Directors constitute less than 30% of the members of the Board and in no event shall the number of Non-Industry Directors constitute less than the number of Industry Directors. A director may not be subject to a statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act).

(b) The Board shall be composed as follows:

(i) At least 30% of the members of the Board shall be officers, directors or partners of Exchange Members and shall be elected by a plurality of the holders of the Exchange Rights (the "Industry Directors"), wherein such Industry Directors shall consist of at least one (1) PMM Director (an officer, director or partner of a Primary Market Maker that is elected by a plurality of holders of the PMM Rights); at least one (1) CMM Director (an officer, director or partner of a Competitive Market Maker that is elected by a plurality of holders of the CMM Rights); and at least one (1) EAM Director (an officer, director or partner of a Electronic Access Member that is elected by a plurality of holders of the EAM Rights); provided, however, that the number of PMM Director(s), CMM Director(s), and EAM Director(s) shall always be equal to one another (i.e. either one (1) PMM Director, one (1) CMM Director and one (1) EAM Director, or two (2) PMM Directors, two (2) CMM Directors and two (2) EAM Directors);

(ii) At least 50% of the members of the Board shall meet the requirements of non- industry representatives and shall be elected by the Sole LLC Member (the "Non-Industry Directors"), at least one (1) of whom shall be a public representative (the "Public Director"); and

(iii) One (1) director shall be the person then holding the office of President and Chief Executive Officer of the Exchange and shall be elected by the Sole LLC Member.

(c) Upon approval of the Exchange's Form 1 Application by the Securities and Exchange Commission (the "Approval Date"), the Sole LLC Member will appoint the initial Directors of the Board ("Initial Directors") and such Initial Directors shall serve only until the first annual meeting of the holders of Exchange Rights and the Sole LLC Member following such appointment, which meeting shall be held as promptly as possible after the effective date of the LLC Agreement and within ninety (90) days after the Approval Date. At each annual meeting of the holders of Exchange Rights and the Sole LLC Member, the Sole LLC Member shall elect the successors to such Non-Industry Directors whose terms are expiring. The Non-Industry Directors shall hold office for a term expiring at each succeeding annual meeting of the holders of Exchange Rights and Sole LLC Member held in the first year following the year of their election, and until their successors are elected and qualified. At each annual meeting of the holders of Exchange Rights and the Sole LLC Member, the holders of Exchange Rights shall elect the successors to such Industry Directors whose terms are expiring. In the event there is more than one (1) PMM Director, one (1) CMM Director, and one (1) EAM Director elected at any annual meeting, the Industry Directors shall be divided into two classes, and designated as Class I or Class II directors. Each of Class I and Class II shall be comprised of half of the Industry Directors. At the first annual meeting of the holders of Exchange Rights and the Sole LLC Member, the Class I directors shall be elected for a term expiring at the 2016 annual meeting of the holders of Exchange Rights and the Sole LLC Member and the Class II directors shall be elected for a term expiring at the 2017 annual meeting of the holders of Exchange Rights and the Sole LLC Member. Thereafter, the Industry Directors shall hold office for a term expiring at each succeeding annual meeting of holders of Exchange Rights and the Sole LLC Member held in the second year following the year of their election, and until their successors are elected and qualified. The President and Chief Executive Officer shall hold office for a term of one (1) year, or until such earlier time as such person no longer serves as President and Chief Executive Officer of the Exchange.

(d) All meetings of the Board of Directors of the Exchange (and any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates shall be closed to all persons other than members of the Board of Directors and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of the Sole LLC Member who are not also members of the Board of Directors of the Exchange or any officers, staff, counsel or advisors of the Sole LLC Member who are not also officers, staff, counsel or advisors of the Exchange be allowed to participate in any meetings of the Board of Directors of the Exchange (or any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates.

(e) Qualifications and other Requirements.

(i) No Exchange Member shall have more than one officer, director or partner of such Exchange Member elected to the Board of Directors during any term.

(ii) The President and Chief Executive Officer shall serve on the Board only for so long as such person remains the President and Chief Executive Officer.

(iii) No Industry Director may serve on the Board of Directors for more than three (3) consecutive terms. In determining the amount of time a Director has served on the Board of Directors, such Director's service as a director for any predecessor entity of the Exchange shall be taken into account. Any such director may be eligible for election following a two-year hiatus from service on the Board of Directors.

Section 3.3 Vacancies and Newly Created Directorships. In the event that a director position becomes available, whether through a vacancy resulting from death, resignation, retirement, disqualification, removal from office or other cause, or a newly created directorship resulting from any increase in the authorized number of directors, the Nominating Committee, in the case of a vacancy for an Industry Directorship, and the Corporate Governance Committee, in the case of a vacancy for a Non-Industry Directorship, shall nominate, and the Board of Directors shall elect, by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, a person satisfying the qualifications for the class of directors in which there is a vacancy, and any director so chosen shall hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member at which the term of office of the class to which such director has been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director.

Section 3.4 Resignation. Any director may resign at any time upon written notice to the Exchange. Any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 3.5 Removal. Any director may be removed from office at any time, but only for cause and only by the affirmative vote of, in the case of the Non-Industry Directors, the Sole LLC Member, and in the case of the Industry Directors, the holders of at least a majority of the Exchange Rights.

Section 3.6 Meetings. Meetings of the Board of Directors, regular or special, may be held at any place within or without the State of Delaware. Members of the Board of Directors, or of any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. An annual meeting of the Board of Directors shall be held as soon as practicable following each annual meeting of holders of Exchange Rights and the Sole LLC Member. The Board of Directors may fix times and places for such annual and additional regular meetings of the Board of Directors and no further notice of such meetings need be given. A special meeting of the Board of Directors shall be held whenever called by
the Chairman of the Board or by the Secretary if a majority of the Board of Directors shall request such a meeting, at such time and place as shall be specified in the notice or waiver thereof. The person or persons authorized to call a special meeting of the Board of Directors may fix the place and time of the meetings. Notice of any special meeting shall be given to each director at his or her business or residence in writing, by electronic mail or by telegram or by telephone communication. If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by electronic mail, such notice shall be deemed adequately delivered when the electronic mail is sent at least twenty-four hours before the meeting. If by telegram,

such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company at least twenty-four hours before such meeting. If by facsimile transmission, such notice shall be transmitted at least twenty-four hours before such meeting. If by telephone, the notice shall be given at least twelve hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to this Constitution as provided under Section 10.1 of this Constitution.

Section 3.7 Quorum and Voting. A number of directors equal to at least a majority of the Whole Board, including no less than fifty percent (50%) of the Non-Industry Directors, provided that such requirement shall be deemed satisfied if at least fifty percent (50%) of the Non-Industry Directors are (i) present at or (ii) have waived their attendance for a meeting after receiving an agenda prior to such meeting, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if there be less than a quorum, a majority of the directors present may adjourn the meeting from time to time, and no further notice thereof need be given other than announcement at the meeting so adjourned. Except as otherwise provided by law, by the LLC Agreement, or by this Constitution, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.8 Written Consent of Directors in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or of such committee.

Section 3.9 Compensation. Directors may receive compensation for services to the Exchange in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by the Board of Directors.

Section 3.10 Nomination of Directors. (a) (i) Subject to Section 3.2(c), nominees for election of the Industry Directors shall be selected by the Nominating Committee as described in Section 5.3(c) or as provided in this Section 3.10.

(ii) In addition to the nominees for Industry Directors named by the Nominating Committee, persons eligible to serve as such may be nominated for election to the Board of Directors by a petition, signed by the holders of not less than five percent (5%) of the outstanding Exchange Rights of the series entitled to elect such person if there are more than eighty (80) Exchange Rights in the series entitled to vote, ten percent (10%) of the outstanding rights of such series entitled to elect such person if there are between eighty (80) and forty (40) Exchange Rights in the series entitled to vote, and twenty-five percent (25%) of the outstanding Exchange Rights of such series entitled to elect such person if there are less than forty (40) Exchange Rights in the series entitled to vote. Such petition must be filed with the Secretary at least 45 days prior to the annual meeting for such year. For purposes of determining whether a person has been nominated for election by petition by the requisite percentage, no Exchange Member, alone or together with its affiliates, may account for more than fifty percent (50%) of the signatures of the holders of outstanding Exchange Rights of the series entitled to elect such person, and any such signatures by such Exchange Member, alone or together with its affiliates, in excess of such fifty percent (50%) limitation shall be disregarded.

(b) (i) Nominees for election of the Non-Industry Directors, including the Public Director(s), shall be selected by the Corporate Governance Committee or by the Sole LLC Member in the manner set forth in subparagraph (ii) below. In the event any nominee named by the Corporate Governance Committee withdraws or becomes ineligible, the Corporate Governance Committee may select an additional nominee to replace the withdrawn or ineligible nominee. In making nominations, such committee shall give due consideration to a member's longevity of service on the Board of Directors and the benefits of rotation of the Non-Industry Directors serving on the Board of Directors.

(ii) In addition to the nominees named by the Corporate Governance Committee, persons may be nominated for election to the Board as Non-Industry Directors by a petition, signed by the Sole LLC Member. Such petition must be filed with the Secretary at least 45 days prior to the annual meeting for such year.

(c) Nominees for director shall provide the Secretary such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Non-Industry Director, a Public Director or an Industry Director.

Section 3.11 Interested Directors. (a) No director shall directly or indirectly participate as a member of the Board of Directors or of any committee in any matter which would substantially affect his or her interest or the interests of any person in whom he or she is directly or indirectly interested, although interested directors may be counted in determining the presence of a quorum at the meeting of the Board of Directors or of a committee which authorizes actions with respect to such matter.

(b) An interested director shall disqualify himself or herself or shall be disqualified by a vote of the Board of Directors or the chairman of any committee.

(c) For purposes of this Section, a director is not personally interested by reason of being or having been a member of a committee which has made prior inquiry, examination or investigation of the subject under consideration, nor in the determination of matters that may affect the Exchange Members as a whole or certain types of Exchange Members, and Industry Directors shall not be prohibited from participating in such determination by reason of their participation in the normal course of the conduct of Exchange business.

Section 3.12 Chairman of the Board. The Chairman of the Board shall be a Non-Industry Director who is elected by the affirmative vote of at least two-thirds of the directors then in office. The Chairman of the Board shall serve as such for a term of one (1) year. The Chairman of the Board shall have the authority provided in this Constitution and the Rules, but shall not be an officer of the Exchange. The Chairman of the Board shall preside at all meetings of holders of Exchange Rights, the Sole LLC Member, and of the Board of Directors.

Section 3.13 Vice Chairman of the Board. The Vice Chairman of the Board shall be elected from among the directors by the affirmative vote of at least two-thirds of the directors then in office. The Vice Chairman of the Board shall serve as such for a term of one (1) year. In the case of the absence or inability of the Chairman of the Board to act, or a vacancy in the office of the Chairman of the Board, the Vice Chairman of the Board shall exercise the powers and discharge the duties of the Chairman of the Board, unless determined otherwise by the Board of Directors. The Vice Chairman of the Board shall have the authority provided in this Constitution and the Rules, but shall not be an officer of the Exchange.

ARTICLE IV

OFFICERS

Section 4.1 Officers. The Board of Directors shall elect a President and Chief Executive Officer, a Secretary, a Chief Regulatory Officer and a Treasurer, and one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. All officers elected by the Board of Directors shall have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV, together with such other powers and duties as from time to time may be conferred by the Board of Directors or any committee thereof. Any number of such offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity. The Board of Directors may elect, and may delegate power to elect, such other officers, agents and employees as it may deem necessary or proper, who shall hold their offices or positions for such terms, have such authority and perform such duties as may from time to time be determined by or pursuant to authorization of the Board of Directors.

Section 4.2 Election and Term of Office. The officers of the Exchange shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the Sole LLC Member and holders of Exchange Rights. If the election of officers shall not be accomplished at such meeting, such election shall be accomplished as soon thereafter as convenient. Subject to Section 4.3 of this Constitution, each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death, removal or resignation.

Section 4.3 Resignation and Removal. Any officer may resign at any time upon written notice to the Exchange. Any elected officer may be removed by a majority of the members of the Whole Board, with or without cause, at any time. The Board of Directors may delegate such power of removal as to officers, agents and employees not elected by the Board of Directors. Such removal shall be without prejudice to a person's contract rights, if any, but the appointment of any person as an officer, agent or employee of the Exchange shall not itself create contract rights.

Section 4.4 Compensation and Bond. The compensation of the officers of the Exchange shall be fixed by the Board of Directors, but this power may be delegated to any officer in respect of other officers under his or her control. The Exchange may secure the fidelity of any or all of its officers, agents or employees by bond or otherwise.

Section 4.5 Qualification. The officers and employees of the Exchange shall not be holders of Exchange Rights nor affiliated with an Exchange Member.

Section 4.6 President and Chief Executive Officer. (a) The President and Chief Executive Officer shall be elected by the Board of Directors pursuant to Section 4.1 and shall be nominated for a directorship by virtue of his or her office. The President and Chief Executive Officer shall manage the affairs of the Exchange and shall be the representative of the Exchange in all public matters. The President and Chief Executive Officer shall not engage in any other occupation during his or her incumbency except with the approval of the Board of Directors. The President and Chief Executive Officer may be removed by a vote of two-thirds of the directors then in office, exclusive of the President and Chief Executive Officer, in the event that he or she refuses, fails, neglects or is unable to discharge his or her duties or for any cause affecting the best interests of the Exchange. In the case of temporary absence or inability to act, the President and Chief Executive Officer may designate any other officer to assume all the functions and discharge all the duties of the President and Chief Executive Officer. Upon his or her failure to do so, or if the office of the President and Chief Executive Officer is vacant, any officer so designated by the Board of Directors shall perform the functions and duties of the President and Chief Executive Officer.

(b) The President and Chief Executive Officer shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.7 Chief Regulatory Officer. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Exchange, including responsibility for overseeing the Exchange's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Exchange is a party. The Chief Regulatory Officer shall meet with the Corporate Governance Committee of the Exchange in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Corporate Governance Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Exchange.

Section 4.8 Vice Presidents. Each Vice President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.9 Treasurer. The Treasurer shall have charge of all funds and securities of the Exchange, shall endorse the same for deposit or collection when necessary and deposit the same to the credit of the Exchange in such banks or depositaries as the Board of Directors may authorize. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Exchange, may sign all receipts and vouchers for payments made to the Exchange and may disburse funds in accordance with the Rules or as directed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her by the Board of Directors.

Section 4.10 Secretary. The Secretary shall record all the proceedings of the meetings of the holders of Exchange Rights, the Sole LLC Member and the Board of Directors in a book to be kept for that purpose and shall also record therein all action taken by written consent of directors in lieu of a meeting. He or she shall determine whether a nominee for either director or a prospective committee member meets the required qualifications for such a position and shall review the qualifications of such persons at least annually. He or she shall attend to the giving and serving of all notices of the Exchange. He or she shall have charge of the ledger setting forth the holders of Exchange Rights and such other books and papers as the Board of Directors may direct, but he or she may delegate responsibility for maintaining such ledger to any transfer agent appointed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her by the Board of Directors.

Section 4.11 Assistant Treasurers. In the absence or inability to act of the Treasurer, any Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. An Assistant Treasurer shall also perform such other duties as the Treasurer or the Board of Directors may assign to him.

Section 4.12 Assistant Secretaries. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him.

Section 4.13 Delegation of Duties. In case of the absence of any officer of the Exchange, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may confer for the time being the powers or duties, or any of them, of such officer upon any other officer or upon any director.

ARTICLE V

COMMITTEES

Section 5.1 Committees of the Board of Directors. (a) The Board of Directors may from time to time, by resolution passed by a majority of the Whole Board, designate one or more additional committees (the "Board Committees"), each committee to consist of one or more directors of the Exchange. The Board of Directors may designate one or more directors as alternate members of any Board Committee, who may replace any absent or disqualified member at any meeting of the committee. The resolution of the Board of Directors may, in addition or alternatively, provide that in the absence or disqualification of a member of a Board Committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such Board Committee, to the extent provided in the resolution of the Board of Directors or in this Constitution, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Exchange, and may authorize the seal of the Exchange to be affixed to all papers which may require it, except with respect to those matters referred to in Section 5.2 of this Constitution and as otherwise provided by law. Unless the resolution of the Board of Directors expressly so provides, no such Board Committee shall have the power or authority to authorize the issuance of Exchange Rights. Any such Board Committee may adopt rules governing the method of calling and time and place of holding its meetings. Unless otherwise set forth herein or as provided by the Board of Directors, a majority of any such Board Committee (or the member thereof, if only one) shall constitute a quorum for the transaction of business, and the vote of a majority of the members of such Board Committee present at a meeting at which a quorum is present shall be the act of such Board Committee. Each such Board Committee shall keep a record of its acts and proceedings and shall report thereon to the Board of Directors whenever requested so to do. Any or all members of any such Board Committee may be removed, with or without cause, by resolution of the Board of Directors, passed by a majority of the Whole Board.

(b) A committee or subcommittee, other than a Board Committee, may consist of industry and non-industry representatives who are not directors. Such committee members may be appointed by the Board of Directors or the Board of Directors may delegate such authority. Such committee members may only be removed, with or without cause, by resolution of the Board of Directors, passed by a majority of the Whole Board. Each prospective committee member who is not a director shall, upon request, provide the Secretary of the Exchange with such information as is reasonably requested in order to verify that the prospective committee member meets any specified qualifications.

Section 5.2 Executive Committee. The Executive Committee shall consist of six (6) directors, including the Chairman of the Board, the Vice Chairman of the Board, the President and Chief Executive Officer and three (3) other directors, so long as the number of Non-Industry Directors shall equal or exceed the number of Industry Directors. The Board shall appoint the members of the Executive Committee in accordance with this Section 5.2. The Chairman of the Executive Committee shall be the President and Chief Executive Officer of the Exchange. The Executive Committee shall have and may exercise all the powers and authority of the Board of Directors, except that the Executive Committee shall not have the powers of the Board of Directors with respect to approving: (i) any merger, consolidation, sale of substantially all of the assets or dissolution of the Exchange; or (ii) any matters pertaining to the self-regulatory function of the Exchange (including disciplinary matters and taking any action under Article XI of this Constitution) or relating to the structure of the market which the Exchange regulates.

Section 5.3 Nominating Committee. (a) The Nominating Committee shall not act as a committee of the Board of Directors, but rather shall be a committee of the Exchange. The Nominating Committee shall be composed of three (3) Exchange Member Representatives. No officer or employee of the Exchange shall serve on the Nominating Committee. Not less than 60 days, but not more than 75 days, prior to each annual meeting of the Sole LLC Member and holders of Exchange Rights, the Nominating Committee shall select nominees for each Industry Directorship to be filled. The Board shall appoint the members of the Nominating Committee in accordance with the qualifications prescribed in this Section 5.3.

(b) A member of the Nominating Committee may not simultaneously serve on the Board of Directors, unless such member is in the final year of his or her term as director and does not stand for reelection to the Board of Directors until such time as he or she is no longer a member of the Nominating Committee.

(c) The Nominating Committee shall nominate persons for election to the Board of Directors as the Industry Directors by the holders of Exchange Rights during the annual meeting pursuant to the following:

(1) The Nominating Committee shall meet on such dates and at such times as determined by the Committee for the purpose of selecting not less than one (1) nominee for each expiring term and vacancy on the Board of Directors for Industry Directors.

(2) The Nominating Committee will accept recommendations of nominations for an expiring term or vacancy of an Industry Director from the holders of Exchange Rights.

(3) In the event any nominee named by the Nominating Committee withdraws or becomes ineligible, the Nominating Committee may select an additional nominee to replace the withdrawn or ineligible nominee.

(d) At all meetings, a quorum for the transaction of business shall consist of a majority of the members of the Nominating Committee. In the absence of a quorum, a majority of the committee members present may adjourn the meeting until a quorum is present.

Section 5.4 Corporate Governance Committee. The Corporate Governance Committee shall consist of at least three (3) of the Non-Industry Directors, each of whom shall meet the requirements established in the Corporate Governance Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Corporate Governance Committee.

Section 5.5 Finance & Audit Committee. The Finance & Audit Committee shall consist of not less than three (3) and no more than five (5), Non-Industry Directors each of whom shall meet the requirements established in the Finance & Audit Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Finance & Audit Committee.

Section 5.6 Compensation Committee. The Compensation Committee shall consist of not less than three (3), and no more than five (5), Non-Industry Directors each of whom shall meet the requirements established in the Compensation Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Compensation Committee.

Section 5.7 Conduct of Proceedings. Except as otherwise provided in this Constitution, the Rules or by resolution of the Board of Directors, each Committee may determine the manner in which its proceedings shall be conducted.

ARTICLE VI

INDEMNIFICATION AND INSURANCE

Section 6.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Exchange or is or was serving at the request of the Exchange as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Exchange to the fullest extent authorized by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Exchange to provide broader indemnification rights than the Act permitted the Exchange to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 6.3 with respect to proceedings seeking to enforce rights to indemnification, the Exchange shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 6.2 Right to Advancement of Expenses. The right to indemnification conferred in Section 6.1 shall include the right to be paid by the Exchange the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Exchange of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 6.2 or otherwise.

Section 6.3 Right of Indemnitee to Bring Suit. If a claim under Section 6.1 or Section 6.2 is not paid in full by the Exchange within thirty (30) days after a written claim has been received by the Exchange, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Exchange to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the Exchange shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Act. Neither the failure of the Exchange (including its Board of Directors, independent legal counsel or the Sole LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Exchange (including its Board of Directors, independent legal counsel or the Sole LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI or otherwise shall be on the Exchange.

Section 6.4 Non-Exclusivity of Rights. The right to indemnification and the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of this Constitution, agreement, vote of the Sole LLC Member or disinterested directors or otherwise.

Section 6.5 Insurance. The Exchange may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Exchange or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Exchange would have the power to indemnify such person against such expense, liability or loss under the law.

Section 6.6 Indemnification of Employees and Agents of the Exchange. The Exchange may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Exchange to the fullest extent of the provisions of this Article VI with respect to the indemnification and advancement of expenses of directors and officers of the Exchange.

Section 6.7 Contract Rights. The rights to indemnification and to the advancement of expenses conferred in Section 6.1 and Section 6.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

ARTICLE VII

EXCHANGE

RIGHTS

Section 7.1 Uncertificated Rights. The Exchange Rights shall be uncertificated rights. The Secretary of the Exchange shall maintain a ledger of such rights. Within a reasonable time following the issuance of any uncertificated rights, the Exchange shall send to the registered holder thereof written confirmation of such issuance of rights.

ARTICLE VIII

WAIVER OF

NOTICE

Section 8.1 Waiver of Notice. Whenever notice is required to be given to any holder of Exchange Rights, the Sole LLC Member or director of the Exchange under any provision of the Act or the LLC Agreement or this Constitution, a written waiver thereof, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. In the case of a holder of Exchange Rights, such waiver of notice may be signed by such holder's attorney or proxy duly appointed in writing. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the holders of Exchange Rights, the Sole LLC Member, directors or members of a committee of directors need be specified in any written waiver of notice.

ARTICLE
IX

CHECKS, NOTES, DRAFTS, ETC.

Section 9.1 Checks, Notes, Drafts, Etc. Checks, notes, drafts, acceptances, bills of exchange and other orders or obligations for the payment of money shall be signed by such officer or officers or person or persons as the Board of Directors or a duly authorized committee thereof may from time to time designate.

ARTICLE X

AMENDMENTS

Section 10.1 Amendments. This Constitution may be amended, added to, rescinded or repealed at any meeting of the Board of Directors, provided that notice of the proposed change was given in the notice of the meeting and, in the case of the Board of Directors, in a notice given no less than twenty-four hours prior to the meeting provided, however, if such amendment would alter or change the powers, preferences or special rights of the Sole LLC Member's Interest so as to affect it adversely, such amendment shall also be approved by the Sole LLC Member, in the manner set forth in the LLC Agreement and in this Constitution.

ARTICLE XI

REGULATION

Section 11.1 Rulemaking. The Board of Directors may, by majority vote adopt, amend or repeal such Rules as it may deem necessary or proper, including, but not limited to, Rules with respect to:

(a) The trading of securities on the Exchange;

(b) The access of Exchange Members to and the conduct of such Exchange Members with the Exchange System and their use of System facilities;

(c) Insolvency of the Exchange Members;

(d) The partners, officers, directors, stockholders and employees of Exchange;

(e) The business conduct of Exchange Members;

(f) The business connections of Exchange Members, and their association with or domination by or over corporations or other persons engaged in the securities business;

(g) Capital requirements for Exchange Members;

(h) The arbitration of disputes, claims and controversies between Exchange Members and procedures relating thereto; and

(i) The conduct and procedure for disciplinary hearings and reviews therefrom.

Section 11.2 Supervision. The Board of Directors shall have general supervision over the examination of Exchange Members and associated persons in connection with their conduct of business related to being a member of the Exchange.

(a) The Board of Directors may examine the business conduct and financial condition of Exchange Members and associated persons.

(b) The Board of Directors may adopt Rules with respect to the Exchange's supervision over partnership and corporate arrangements and over officers of Exchange

Members, as well as with respect to the employment, compensation and duties of such employees as it may deem appropriate.

(c) The Board of Directors shall supervise all matters relating to the collection, dissemination and use of quotations and of reports of prices on the Exchange.

(d) The Board of Directors shall have the power to approve or disapprove any connection or means of communication with the Exchange and may require the discontinuance of any such connection or means of communication.

Section 11.3 Securities. The Board of Directors may approve the admission of securities for trading on the Exchange or may remove the same from trading on the Exchange.

Section 11.4 Penalties. The Board of Directors may prescribe and impose penalties for violations of this Constitution or Rules for neglect or refusal to comply with orders, directions or decisions of the Board of Directors, or for any other offenses against the Exchange.

ARTICLE XII

PROVISIONS REGARDING MEMBERS AND TRADING PRIVILEGES

Section 12.1 PMM Rights.

(a) Each PMM Right shall have the trading rights and privileges as set forth herein and in the Rules for Primary Market Makers so long as the holder thereof meets the Exchange's eligibility criteria and is in good standing. Each such Exchange Member shall be entitled to enter quotations and orders into the Exchange's System for such Exchange Member's own account and to perform other functions specified in the Rules to facilitate execution and handling of orders placed into the Exchange's System with respect to options classes allocated by the Exchange as provided in the Rules. Each such Exchange Member shall also be permitted to effect proprietary transactions in other options classes traded on the Exchange pursuant to the Rules.

(b) The trading privileges associated with a PMM Right shall not be transferable. A holder of PMM Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of PMM Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the PMM Rights will be transferred back to the Exchange.

Section 12.2 CMM Rights.

(a) Each CMM Right shall have the trading rights and privileges as set forth herein and in the Rules for Competitive Market Makers so long as the holder thereof meets the Exchange's eligibility criteria and is in good standing. Each such Exchange Member shall be entitled to enter quotations and orders into the Exchange's System for such Exchange Member's own account and to perform other functions specified in the Rules to facilitate execution and handling of orders placed into the Exchange's System with respect to options classes allocated by the Exchange as provided in the Rules. Each such Exchange Member shall also be permitted to effect proprietary transactions in other options classes traded on the Exchange pursuant to the Rules.

(b) The trading privileges associated with a CMM Right shall not be transferable. A holder of CMM Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of EAM Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the CMM Rights will be transferred back to the Exchange.

Section 12.3 EAM Rights.

(a) Each EAM Right shall have the trading rights and privileges as set forth herein and in the Rules for Electronic Access Members so long as the holder thereof meets the Exchange's eligibility criteria and is in good standing. Each such Exchange Member shall be entitled to (i) enter orders into the Exchange's System, and/or (ii) clear Exchange Transactions.

(b) The trading privileges associated with an EAM Right shall not be transferable. A holder of EAM Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of EAM Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the EAM Rights will be transferred back to the Exchange.

Section 12.4 Approval of Holders of Exchange Rights. Each holder of an Exchange Right must be approved by the Exchange with respect to each right held by such holder. Any holder of Exchange Rights approved by the Exchange shall be deemed an Exchange Member. The good standing of a holder of Exchange Rights may be suspended, terminated or otherwise withdrawn, as provided in the Rules, if any of the requirements for approval set forth therein cease to be maintained, or if such holder violates any agreements with the Exchange or any of the provisions of this Constitution or the Rules.

Section 12.5 Eligibility for Trading Privileges; Members. Exchange Members shall be corporations, partnerships or limited liability companies that meet the requirements for approval as stated in this Constitution and the Rules. Exchange Members must have as the principal purpose of their ownership of Exchange Rights the conduct of a public securities business as defined in the Rules. The good standing of an Exchange Member may be suspended, terminated or otherwise withdrawn, as provided in the Rules, if any of said conditions for approval cease to be maintained or such Exchange Member violates any of its agreements with the Exchange or any of the provisions of this Constitution or the Rules. Unless such an Exchange Member is in good standing, the Exchange Member shall have no rights or trading privileges except as otherwise provided by law, this Constitution or the Rules, shall not hold itself out for any purpose as an Exchange Member, and shall not deal with the Exchange on any basis except as an entity without trading privileges.

Section 12.6 Membership Agreement. No Exchange Member shall be entitled to any privileges thereof until such Exchange Member has agreed to be bound by this Constitution and the Rules by execution of a Membership Agreement. By such agreement such Exchange Member pledges to abide by the same as it has been or shall be from time to time amended.

ARTICLE XIII

DEFINITION OF

TERMS

Section 13.1 Definitions. When used in this Constitution, unless the context otherwise requires:

(a) The term "the Act" shall mean the Delaware Limited Liability Company Act, 6 § 18-101, et seq.

(b) The term "affiliate" of a person or "affiliated with" another person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another person.

(c) The term "Board Committees" has the meaning set forth in Section 5.1 of this Constitution.

(d) The term "CMM Right" has the meaning set forth in the LLC Agreement.

(e) The term "Commission" means the United States Securities and Exchange Commission.

(f) The term "Competitive Market Maker" means an Exchange Member that is approved to exercise trading privileges associated with CMM Rights.

(g) The term "Constitution" means this Constitution, as may be amended or amended and restated from time to time.

(h) The term "control" means the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than twenty percent (20%) of the voting power in the election of directors of a corporation, or more than twenty-five percent (25%) of the voting power in the election of directors of any other corporation which directly, or through one or more affiliates, owns beneficially more than twenty-five percent (25%) of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

(i) The term "EAM Right" has the meaning set forth in the LLC Agreement.

(j) The term "Electronic Access Member" means an Exchange Member that is approved to exercise trading privileges associated with EAM Rights.

(k) The term "Exchange" has the meaning set forth in Section 1.1 of this

(l) The term "Exchange Act" means the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder.

(m) The term "Exchange Member" means an organization that has been approved to exercise trading rights associated with Exchange Rights.

(n) The term "Exchange Member Representative" means an associated person of an Exchange Member.

(o) The term "Exchange Rights" has the meaning set forth in the LLC Agreement.

(p) The term "Exchange Transaction" means a transaction executed on or through the facilities of the Exchange.

(q) The term "good standing" means that an Exchange Member is not delinquent respecting Exchange dues, fees or other charges and is not suspended or barred from effecting Exchange Transactions or from association with an Exchange Member either by the Exchange or by means of a statutory disqualification.

(r) The term "Industry Directors" has the meaning set forth in Section 3.2 of this Constitution.

(s) The term "industry representative" means a person who is an officer, director or employee of a broker or dealer or who has been employed in any such capacity at any time within the prior three (3) years, as well as a person who has a consulting or employment relationship with or has provided professional services to the Exchange and a person who had any such relationship or provided any such services to the Exchange at any time within the prior three (3) years.

(t) The term "LLC Agreement" means the Limited Liability Company Agreement of the Exchange, dated as of [ ].

(u) The term "Non-Industry Directors" has the meaning set forth in Section 3.2 of this Constitution.

(v) The term "non-industry representative" means any person that would not be considered an "industry representative," as well as (i) a person affiliated with a broker or dealer that operates solely to assist the securities-related activities of the business of non-member affiliates, (ii) an employee of an entity that is affiliated with a broker or dealer that does not account for a material portion of the revenues of the consolidated entity, and who is primarily engaged in the business of the non-member entity.

(w) The term "Person" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

(x) The term "person associated with a holder" or an "associated person" means any partner, officer, director, or branch manager of a holder of Exchange Rights (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such holder of Exchange Rights, or any employee of such holder of Exchange Rights.

(y) The term "PMM Rights" has the meaning set forth in the LLC Agreement.

(z) The term "Primary Market Maker" means an Exchange Member that is approved to exercise trading privileges associated with PMM Rights.

(aa) The term "Public Director" has the meaning set forth in Section 3.2 of this Constitution.

(bb) The term "public representative" means a non-industry representative who has no material relationship with a broker or dealer or any affiliate of a broker or dealer or the Exchange or any affiliate of the Exchange.

(cc) The term "Rules" means the rules of the Exchange as adopted or amended from time to time.

(dd) The terms "Sole LLC Member" has the meaning set forth in Section 1.1 of this Constitution.

(ee) The "System" means the electronic system operated by the Exchange that receives and disseminates quotes, executes orders and reports transactions.

(ff) The terms "Voting Rights" has the meaning set forth in Section 2.5 of this Constitution.

(gg) The term "Whole Board" has the meaning set forth in Section 1.3 of this Constitution.

MILBANK, TWEED, HADLEY & M^C^CLOY LLP

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FRANKFURT
49-69-71914-3400
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MUNICH
49-89-25559-3600
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BEIJING
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HONG KONG
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SEOUL
822-6137-2600
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65-6428-2400
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SÃO PAULO
55-11-3927-7700
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January 6, 2016

International Securities Exchange Holdings, Inc.
60 Broad Street
New York, NY 10004

Re: <u>ISE Trust</u>

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Delaware law set forth below relating to the Third Amended and Restated Trust Agreement of International Securities Exchange Trust, a Delaware statutory trust (the "Trust"), dated as of December 22, 2014 by and among International Securities Exchange Holdings, Inc. ("ISE Holdings"), U.S. Exchange Holdings, Inc. ("U.S. Exchange Holdings"), the Delaware Trustee and the Trustees (the "Governing Instrument"). Capitalized terms used herein and not otherwise herein defined are used as defined in the Governing Instrument, a copy of which is attached hereto as Exhibit A.

In rendering this opinion, we have examined and relied on copies of the following documents, each in the form provided to us: the Governing Instrument; the Certificate of Trust of the Trust filed in the Office of the Secretary of State of the State of Delaware (the "State Office") on December 19, 2007 (the "Trust Certificate"); the Second Amended and Restated Certificate of Incorporation of ISE Holdings filed in the State Office on December 19, 2014 and attached hereto as Exhibit B (the "ISE Holdings Certificate"); the Third Amended and Restated Certificate of Incorporation of U.S. Exchange Holdings filed in the State Office on December 22, 2014 and attached hereto as Exhibit C (the "U.S. Exchange Holdings Certificate"); and the Second Amended and Restated Bylaws of ISE Holdings attached hereto as Exhibit D (the "ISE Holdings Bylaws"). In such examinations, we have assumed the genuineness of all signatures, the conformity to original documents of all documents submitted to us as copies and the legal capacity of natural persons who executed the documents. We have further assumed for the purposes of this opinion: (i) the due formation or organization, valid existence and good standing of the Trust and each entity that is a signatory to any of the documents reviewed by us under the laws of the jurisdiction of its respective formation or organization; (ii) the due authorization, execution and delivery by, or on behalf of, each of the signatories thereto of the above-referenced documents; and (iii) that the documents examined by us are in full force and effect, set forth the entire understanding of the parties thereto with respect to the subject matter thereof and have not been amended, supplemented or otherwise modified, except as herein referenced. We have not reviewed any documents other than those identified above in connection with this opinion, and we have assumed that there are no other documents that are contrary to or inconsistent with the opinion expressed herein. No opinion is expressed herein with respect to the requirements of, or compliance with, federal or state securities or blue sky laws. We have not participated in the preparation of, and express no opinion concerning, any offering materials relating to the Trust. As to facts material to our opinion, other than those assumed, we have relied, without independent investigation, on the above-referenced documents and on the accuracy, as of the date hereof, of the matters therein contained.

Based on and subject to the foregoing, and limited in all respects to matters of Delaware law, it is our opinion that the Governing Instrument constitutes a legal, valid and binding obligation of each Trustee, the Delaware Trustee, ISE Holdings and U.S. Exchange Holdings enforceable against each Trustee, the Delaware Trustee, ISE Holdings and U.S. Exchange Holdings in accordance with its terms, except as such enforceability may be limited by (A) bankruptcy, insolvency, reorganization, receivership, fraudulent conveyance, moratorium or other laws, rules or regulations of general application relating to or affecting the enforcement of creditors' rights and remedies, as from time to time in effect, (B) application of equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law), (C) considerations of public policy or the effect of applicable law relating to fiduciary duties, and (D) principles of course of dealing or course of performance and standards of good faith, fair dealing, materiality and reasonableness that may be applied by a court to the exercise of rights and remedies and the possible unavailability of the remedies of injunctive relief and specific performance; provided that we express no opinion with respect to the enforceability of (i) any document referenced or incorporated by reference in the Governing Instrument, (ii) the Governing Instrument against or with respect to any Person who or which is not a party thereto, (iii) any purported waiver or consent granted by any party to the Governing Instrument pursuant thereto except to the extent such Person may so waive or consent and has effectively so waived or consented in accordance with applicable law, and (iv) Section 7.1(b) to the extent that it purports to alter the otherwise applicable standards of evidence in a judicial proceeding.

This opinion speaks only as of the date hereof and is based on our understandings or assumptions as to present facts, and on our review of the above-referenced documents and the application of Delaware law as the same exist on the date hereof, and we undertake no obligation to update or supplement this opinion after the date hereof for the benefit of any person or entity with respect to any facts or circumstances that may hereafter come to our attention or any changes in facts or law that may hereafter occur or take effect. The opinion herein expressed is intended solely for the benefit of the addressee hereof in connection with the matters contemplated hereby and may not be disclosed to, or relied upon by, any other person or entity, or for any other purpose, without our prior written consent, provided that this opinion may be disclosed to the Securities and Exchange Commission.

Very truly yours,

Milbank, Tweed, Hadley & McCloy LLP

RH/AJS

Shareholding structure of Deutsche Börse Group – economic view (confidential)
as of 1 January 2016

DEUTSCHE BÖRSE GROUP



Deutsche Börse AG1)
100% Eurex Frankfurt AG
100% Eurex Clearing AG6)
100% Eurex Clearing Security Trustee GmbH
100% Eurex Repo GmbH6)
79.44% Eurex Bonds GmbH
85%
15% U.S. Exchange Holdings, Inc.
100% U.S. Exchange, L.L.C. (dormant)
100% International Securities Exchange Holdings, Inc.
100% International Securities Exchange, LLC
20% The Options Clearing Corporation
100% ISE Gemini, LLC
8.33% 8.33% The Options Price Reporting Authority, LLC
100% ETC Acquisition Corp.
100% Longitude LLC
100% Longitude S.A.
100% Eurex Global Derivatives AG
50% 50% Eurex Zürich AG5)
5% Taiwan Futures Exchange Corp.
100% Eurex Services GmbH (dormant)
6.31% ICE US Holding Company L.P.
100%
100%
18.8% Hanweck Associates, LLC
18% EDH Resources, Inc.
9.46% BATS Global Markets, Inc.
2.25% Weather Risk Solutions, LLC
62.82% European Energy Exchange AG3)
100% EGEX European Gas Exchange GmbH7)
100% Global Environmental Exchange GmbH7)
55.8%
1.5%
98.5% European Commodity Clearing AG
100% European Commodity Clearing Luxembourg S.à r.l.
20%
80% EEX Power Derivatives GmbH7)
50%
13.25% EPEX Spot SE
100%
60%
51.7% Cleartrade Exchange Pte. Limited
100% Cleartrade Exchange (UK) Limited
50% Index Marketing Solutions Limited
50%
20% European Market Coupling Company GmbH i.L.
12% store-x Storage Capacity Exchange GmbH
100% Deutsche Boerse Asia Holding Pte. Ltd.
100% Eurex Clearing Asia Pte. Ltd.
100% Finnovation S.A.
29.51% Zimory GmbH9)
49.9% 50.1% Deutsche Börse Cloud Exchange AG
28.57% Global Markets Exchange Group International LLP
11.53% Digital Vega FX Ltd
30%
4.91% Bombay Stock Exchange Ltd.
100%
100% Market News International Inc.
100% MNI Financial and Economic Information (Beijing) Co. Ltd.
100% Need to Know News, LLC
100% STOXX Ltd.
50% Infobolsa S.A.
100% Infobolsa Deutschland GmbH
99.99% Difubolsa, Serviços de Difusão e Informaçao de Bolsa S.A.
81% Open Finance, S.L.
49.9% Indexium AG
100% Börse Frankfurt Zertifikate Holding S.A. in liquidation
100% Börse Frankfurt Zertifikate AG
14.29% 14.29% BrainTrade Gesellschaft für Börsensysteme mbH
16.2% Deutsche Börse Commodities GmbH
30% Bondcube Limited
14.86% Tradegate AG Wertpapierhandelsbank
25% 75% Tradegate Exchange GmbH4)
100% Clearstream Holding AG7)
100% Clearstream International S.A.
100% Clearstream Banking S.A.
100% Clearstream Banking Japan, Ltd.
50% REGIS-TR S.A.
0.95% 0.51% S.W.I.F.T. SCRL
0.00008%
100% Clearstream Banking AG10)
100% Clearstream Fund Services Ireland Limited
100%
100% Clearstream Nominees Limited
100% Clearstream Operations Prague s.r.o
100% Clearstream Services S.A.
50% LuxCSD S.A.
100% Deutsche Boerse Systems Inc.
100% Deutsche Börse Services s.r.o
100% Risk Transfer Re S.A.
12% PHINEO gAG11)
0.42% ISF Internationale Schule Frankfurt-Rhein-Main GmbH & Co. KG

Special company information

a) Exchange administrating and operating institutions (in accordance with German law)
1) of Frankfurter Wertpapierbörse (FWB, the Frankfurt Stock Exchange)
2) of Eurex Deutschland
3) of European Energy Exchange (EEX)
4) of Tradegate Exchange

b) Specific participation rights
5) Preference shares or profit participation rights issued

c) Profit and loss transfer agreement and/or control rights
6) Including control
7) Excluding control
8) Preference shares issued which grant full control
9) Including treasury stock, excluding phantom shares, represents juridical shareholding
10) Including control, excluding profit and loss transfer
11) In addition, Deutsche Börse AG holds an interest in Phineo Pool GbR which holds an 48 per cent stake in Phineo gAG. This interest is jointly managed.

Founded or acquired since January 2014

Changes in shareholding structure or company purpose considered for or implemented since January 2014
- Eurex Frankfurt AG: restructured in Q4/2014, Deutsche Börse AG as new parent company
- U.S. Exchange Holdings, Inc.: restructured in Q4/2014, 15 per cent of shares transferred from Eurex Frankfurt AG to Deutsche Börse AG
- Eurex Services GmbH: restructured in Q4/2014, U.S. Exchange Holdings, Inc. as new parent company
- ISE Gemini, LLC: formerly Topaz Exchange, LLC, change of company name implemented in Q1/2014
- BATS Global Markets, Inc.: merger with Direct Edge ECN LLC implemented in Q1/2014
- European Energy Exchange AG: increase in shareholding implemented in Q4/2014
- EPEX Spot SE: decrease in shareholding held by European Energy Exchange AG in Q1/2015 due to share trade against Powernext SA shares
- Cleartrade Exchange Pte. Limited.: increase in shareholding by European Energy Exchange AG implemented in Q3/2014
- European Market Coupling Company GmbH i.L.: in the process of being liquidated, planned to be completed in Q2/2015
- Digital Vega FX Ltd: decrease in shareholding in Q4/2014 due to conversion of loan into equity by another shareholder
- Bombay Stock Exchange Ltd.: decrease in shareholding in Q4/2014 due to acquisition of United Stock Exchange (USE) through cash/equity funding
- Open Finance, S.L.: increase in shareholding implemented in Q3/2014
- Börse Frankfurt Zertifikate Holding S.A. in liquidation: liquidation planned to be finalised in H1/2015
- Börse Frankfurt Zertifikate AG: all shares transferred to Deutsche Börse AG in Q3/2014
- Bondcube Limited: increase in shareholding implemented in Q3/2014
- Tradegate AG Wertpapierhandelsbank: increase in shareholding implemented in Q4/2014
- Clearstream Banking S.A.: all shares held by Clearstream Holding AG transferred to Clearstream International S.A. in Q1/2014
- Clearstream Fund Services Ireland Limited: planned to be merged with Clearstream Global Securities Services Limited (prior Citco Global Securities Services Ltd.), implementation planned for Q1/2015

Shareholdings divested, liquidated or merged since January 2014
- ID's SAS divested in Q3/2014
- KOMUNUMO LTD divested in Q3/2014
- Imarex ASA divested in Q1/2014
- PRISMA European Capacity Platform GmbH divested in Q1/2014

Company status remained unchanged since January 2014

★ Indicates Foreign Indirect Affiliates.